FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of March 28, 2013

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

           Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
Yes ___ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' notice of Annual General Meeting of Shareholders and the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2012 annual report (which includes the Company’s consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 and the Company’s annual accounts as at December 31, 2012, together with the independent auditors’ reports and the Board of Directors’ management report and certification).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2013

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

2

Dear Tenaris Shareholder and ADR Holder,

I am pleased to invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the “Company”), to be held on Thursday 2 May 2013, at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg. The Meeting will begin at 9:30 a.m. (Luxembourg time).

At the Meeting you will hear a report on the Company’s business, financial condition and results of operation and will be able to vote on various matters, including the approval of the Company’s financial statements, the election of the members of the board of directors and the appointment of the independent auditors.

The convening notice of the Meeting (which contains the agenda for the Meeting and the procedures for attending and/or voting at the Meeting), the total number of shares of the Company and voting rights as of the date of the convening notice, the Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the Meeting and draft resolutions proposed to be adopted at the Meeting), the Company’s 2012 annual report (containing the Company’s consolidated financial statements as of and for the year ended 31 December 2012, and the Company’s annual accounts as at 31 December 2012, together with the independent auditors’ reports and the consolidated management report and certifications) and the forms required to be submitted to the Company for purposes of participating and/or voting at the Meeting are available to shareholders as of the date of the convening notice, and may be obtained free of charge from the Company’s website at www.tenaris.com/investors or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote or instruct voting at the Meeting. If you are a holder of shares on 17 April 2013 at 24:00 (midnight), Central European Time, you can attend and/or vote, personally or by proxy, at the Meeting. If you are a holder of ADRs, please see the letter from Deutsche Bank Trust Company Americas, the depositary bank, or contact your broker/custodian, for instructions on how to exercise the voting rights in respect of the shares underlying your ADRs.

Please note the requirements you must satisfy to attend and/or vote your shares at the Meeting.

Yours sincerely,

Paolo Rocca
Chairman and Chief Executive Officer

27 March 2013

3

Deutsche Bank Trust Company Americas
Trust & Securities Services

DEPOSITARY RECEIPTS	March 27, 2013

Depositary's Notice of Annual General Meeting of Shareholders of Tenaris S.A.

Issuer:	Tenaris S.A. / CUSIP 88031M109

Symbol:	TS (listed in NYSE)
Country:	Luxembourg

Meeting Details:
Annual General Meeting of Shareholders of Tenaris S.A., currently scheduled for May 2, 2013. The meeting will be held at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg, and will begin at 9:30 a.m. (Luxembourg time).

Voting Instruction
Deadline:	On or before 5:00 p.m. on April 25, 2013 (New York City time) for written proxy cards, and 11:59 p.m. on April 24, 2013 (New York City time) for internet or telephone voting

ADR Record Date:	April 17, 2013

Ordinary shares: ADR ratio           1 ADR: 2 Ordinary Shares

Deutsche Bank Trust Company Americas, as depositary (the "Depositary") for the American Depositary Receipt ("ADR") program of Tenaris S.A. (the "Company") has received notice from the Company of an Annual General Meeting of Shareholders (the “Meeting”) currently scheduled on the date set forth above.  A copy of the notice of Meeting is available to ADR holders on the Company's website at www.tenaris.com/investors.

In accordance with the provisions of the Amended and Restated Deposit Agreement, effective as of March 13, 2013, among the Company, the Depositary, and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”) governing the ADRs, registered owners of ADRs ("Owners") representing ordinary shares, US$1 par value each (“Shares”), at the close of business (NY time) on the ADR Record Date set forth above will be entitled, subject to any applicable law and the provisions of the Deposit Agreement, to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such Owner’s ADRs.  A voting instruction form is enclosed for that purpose.

With respect to any properly completed voting instructions received by the Depositary on or prior to the Voting Instruction Deadlines set forth above, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposit Agreement, vote or cause the Custodian to vote the Shares and/or other Deposited Securities (as defined in the Deposit Agreement) (in person or by proxy) represented by ADRs in accordance with such voting instructions.

If by the above referred Voting Instruction Deadlines, the Depositary receives no instructions from the Owner, or the instructions received by the Depositary are not in proper form, then the Depositary shall deem such Owner to have instructed the Depositary to vote the Shares underlying its ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying Shares on any given issue in accordance with the majority shareholder vote on that issue) and, for these purposes, the Depositary shall issue a proxy to a person appointed by the Company to vote the Shares underlying such holder’s ADRs in favor of any such proposals or recommendations.  No instruction shall be deemed given, and no proxy shall be given, with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the Meeting, or (iii) the matter materially and adversely effects the rights of the holders of ADRs. The Depositary shall have no obligation to notify Owners if it should receive any such notification from the Company.

Any Owner entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADRs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date, in each case, at any time prior to the above referred Voting Instruction Deadlines.  No instructions, revocations or revisions thereof shall be accepted by the Depositary after such Voting Instruction Deadlines.

Owners maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than the Voting Instruction Deadlines indicated above.

4

The Depositary shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith and without the Depositary’s gross negligence and willful misconduct.

Owners are advised that the Company has also informed the Depositary that the Company’s 2012 annual report (containing the Company’s consolidated financial statements as of and for the year ended December 31, 2012, and the Company’s annual accounts as at December 31, 2012, together with the independent auditors’ reports and the consolidated management report and certifications) are available to ADR holders as of the date of the convening notice, and may be obtained free of charge from the Company’s website at www.tenaris.com/investors or at the Company’s registered office in Luxembourg.  Neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained on the Company’s website and none of them are liable or responsible for any information contained thereon.

For further Information, contact:

Thomas Mathew/
 Deutsche Bank - Depositary Receipts
Corporate Actions
Phone: 212 250 3880
Fax: 212 797 0327
Email: thomas.mathew@db.com

5

Tenaris S.A.
Société Anonyme
29, avenue de la Porte-Neuve, 3rd Floor,
L-2227 Luxembourg
(A) RCS LUXEMBOURG B 85 203

Shareholder Meeting Brochure and Proxy Statement

Annual General Meeting of Shareholders to be held on 2 May 2013

This Shareholder Meeting Brochure and Proxy Statement is furnished by Tenaris S.A. (the “Company”) in connection with the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on 2 May 2013, at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg, for the purposes set forth in the convening notice of the Meeting (the “Notice”). The Meeting will begin at 9:30 a.m. (Luxembourg time).

The Meeting has been convened by the Notice, which contains the agenda for the Meeting and the procedures for attending the Meeting. The Notice has been published in Luxembourg and in the markets where the shares of the Company, or other securities representing shares of the Company, are listed. A copy of the Notice may be obtained free of charge from the Company’s website at www.tenaris.com/investors or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

As of the date hereof, there are issued and outstanding 1,180,536,830 ordinary shares, US$1 par value each, of the Company (the “Shares”), including the Shares (the “Deposited Shares”) deposited with various agents for DEUTSCHE BANK TRUST COMPANY AMERICAS, as depositary (the “Depositary”), under the Amended and Restated Deposit Agreement, effective as of March 13, 2013, among the Company, the Depositary and all holders from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals two Deposited Shares). Each Share entitles the holder thereof to one vote at general meetings of shareholders of the Company.

In accordance with the Luxembourg Law of 11 January 2008, on transparency obligations for issuers of securities (the “Transparency Law”), each shareholder of the Company must notify the Company and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) on an ongoing basis whenever the proportion of the Company’s voting rights held or controlled by such shareholder (or shareholders acting in concert) reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%. Any such notification shall be made as indicated in the Company’s website at www.tenaris.com/investors and in accordance with CSSF regulations. Failure to make such notification will cause the suspension of the exercise of voting rights relating to the Shares exceeding the proportion that should have been notified.

Holders of Shares: procedures for attending and voting at the Meeting

In accordance with the Luxembourg Law of 24 May 2011, on the exercise of certain rights of shareholders in general meetings of listed companies (the “Shareholders’ Rights Law”), the right to attend, speak and vote at the Meeting is restricted to those shareholders who are holders of Shares on 17 April 2013 at 24:00 (midnight), Central European Time (the “Shareholders’ Record Time”).

A shareholder will only be entitled to attend and/or to vote (personally or by proxy) at the Meeting in respect of those Shares which such shareholder duly evidences to hold at the Shareholders’ Record Time. Any changes to a shareholder’s holding of Shares after the Shareholders’ Record Time shall be disregarded for purposes of determining the right of such shareholder to attend and/or to vote (personally or by proxy) at the Meeting.

To attend and vote (personally or by proxy) at the Meeting, shareholders must complete and return to the Company:

i.           the Intention to Participate Form, if you wish to attend the Meeting; and/or

ii.           a Proxy Form, if you wish to vote by proxy at the Meeting.

A shareholder wishing to attend the Meeting must complete and return to the Company the Intention to Participate Form. The Intention to Participate Form must be received by the Company on or before the Shareholder’s Record Time. A shareholder who has timely submitted the Intention to Participate Form, may elect either to (i) attend the Meeting and vote in person (in which case the shareholder is not required to submit a Proxy Form), or (ii) have a proxyholder attend the Meeting in person and vote by proxy, in which case the shareholder must also submit (in addition to the Intention to Participate Form) a Proxy Form as soon as possible and, in any event, must be received by the Company on or before 24 April 2013 at 24:00 (midnight), Central European Time.  Please note that in the event that the Company does not receive the Intention to Participate Form and, if applicable, a Proxy Form, properly completed and on the dates indicated above, you will not be able to participate or vote (neither in person nor by proxy) at the Meeting.

A shareholder who does not wish to attend the Meeting but nonetheless wishes to vote by proxy at the Meeting must only complete and return to the Company a Proxy Form (and need not submit the Intention to Participate Form) in which case a Proxy Form must be received by the Company on or before the Shareholders’ Record Time.   Please note that in the event that the Company does not receive a Proxy Form, properly completed and on the dates indicated above, you will not be able to vote (neither in person nor by proxy) at the Meeting.

The Shareholders’ Rights Law provides that any shareholder wishing to attend and/or vote (personally or by proxy) at the Meeting is required to provide reasonably satisfactory evidence to the Company (prior to the Meeting) as to the number of Shares held by such shareholder on the Shareholders’ Record Time. Such evidence of shareholding must include at least: shareholder’s name, shareholder’s registered office/address, shareholder status, number of shares held by the shareholder on the Shareholders’ Record Time, the stock exchange on which the  shareholder’s Shares trade and signature of the relevant shareholder’s bank or stockbroker (the “Evidence”). Shareholders need to contact their bank or stockbroker with respect to the provision of such Evidence and completion of the applicable certificate. The certificate that constitutes the Evidence of the shareholding must be completed and delivered to the Company as soon as possible and in any event must be received by the Company on or before 24 April 2013 at 24:00 (Midnight), Central European Time.

The Intention to Participate Form (if you wish to attend the Meeting), a Proxy Form (if you wish to be represented and vote by proxy at the Meeting) and the certificate that constitutes the Evidence of the shareholding may be obtained free of charge from the Company’s website at www.tenaris.com/investors or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

The forms and certificates must be received by the Company, properly completed, by the dates indicated above, at any of the postal addresses indicated in the Notice, or by electronic message to the following electronic address: investors@tenaris.com.

No admission cards will be issued to shareholders. Shareholders and their proxyholders attending the Meeting in person will be required to identify themselves at the Meeting with a valid official identification document (e.g. identity card, passport). In the event of Shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity, must submit –in addition to the Intention to Participate Form and a Proxy Form, as indicated above- evidence of their authority to represent the shareholder at the Meeting by means of a proper document (such as a general or special power-of-attorney) issued by the respective entity. A copy of such power of attorney or other proper document must be received by the Company on or before 24 April 2013 at 24:00 (midnight), Central European Time, in any of the postal addresses indicated in the Notice or through electronic message to the following electronic address: investors@tenaris.com.

A shareholder’s proxy holder shall enjoy the same rights to speak and ask questions at the Meeting as those afforded to the respective shareholder. Pursuant to the Shareholders’ Rights Law, irrespective of the number of Shares held, a shareholder may appoint only one proxy holder to represent such shareholder at the Meeting, except that:

(i)	if a shareholder holds Shares through more than one securities account, such shareholder may appoint one proxy holder for each securities account;

(ii)	a shareholder acting professionally for the account of a natural person or legal entity may appoint such natural person or legal entity, or any other third party designated by them, as proxy holder.

A person acting as shareholder’s proxy holder may represent one or more shareholders. In the event a person represents more than one shareholder, such proxyholder may vote the Shares of the represented shareholders differently, in accordance with the instructions given to such proxy holder by each shareholder such person represents.

Each Share is indivisible for purposes of attending and voting at the Meeting. Co-owners of Shares, beneficiaries and bare-owners of Shares, and pledgors and pledgees of pledged Shares must be represented by one single person at the Meeting.

A shareholder who has completed and delivered to the Company a Proxy Form, is entitled to, on a later date, (i) revoke such Proxy Form, and/or (ii) replace such Proxy Form with a new Proxy Form, appointing a different proxyholder and/or submitting new voting instructions, in each case, by delivering to the Company a notice of revocation and/or a properly completed replacement Proxy Form, provided, that, in each case, such notice of revocation and/or replacement Proxy From must be received by the Company by the dates indicated above, at any of the postal addresses indicated in the Notice, or by electronic message to the following electronic address: investors@tenaris.com. No revocations or replacement of a Proxy Form shall be accepted by the Company if received after such deadlines.

In accordance with the Shareholders’ Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares have the right to (a) include items on the agenda for the Meeting; and (b) propose draft resolutions for the items included or to be included on the agenda for the Meeting. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares, must submit a written request to the Company on or before 9 April 2013, to any of the postal addresses indicated in the Notice, or by sending an electronic message to the following electronic address: investors@tenaris.com. The request must be accompanied by a justification or a draft resolution proposed to be adopted at the Meeting and must include the postal or electronic address at which the Company can acknowledge receipt of such request. Requests which are not timely delivered or do not satisfy the required formalities will be discarded and the proposals included in such requests shall not be included in the agenda for the Meeting.

In accordance with the Shareholders’ Rights Law, shareholders (or their proxy holders) will have the right to ask questions at the Meeting on the items of the agenda for the Meeting. The right to ask questions and the Company’s duty to answer any such questions are subject to the procedures adopted by the Company to ensure the proper identification of shareholders (and their proxy holders), the good order of the Meeting, as well as the protection of confidentiality of the Company’s business and the safeguarding of the Company’s corporate interests.

The Meeting will appoint a chairperson pro tempore to preside the Meeting. The chairperson pro tempore will have broad authority to conduct the Meeting in an orderly and timely manner and to establish behavior rules, including rules for shareholders (or proxy holders) to speak and ask questions at the Meeting.

Holders of ADRs: procedures for voting at the Meeting

Holders of ADRs as of 17 April 2013 (the “ADR Holders’ Record Date”) are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the Shares underlying such holder’s ADRs.  Only those ADR holders of record as of the ADR Holders’ Record Date will be entitled to provide the Depositary with voting instructions.

Any eligible ADR holder who wishes to give voting instructions in respect of the Shares underlying its ADRs must follow the instructions and meet the deadlines set forth in the voting instructions and voting cards. If the Depositary receives proper instructions (i) in the case of any ADR holder giving instructions through a written proxy card, by 5:00 p.m., New York City time, on 25 April 2013, and (ii) in the case of any ADR holder using internet or telephone voting by 11:59 p.m., New York City time, on 24 April 2013, then the Depositary shall vote, or cause to be voted, the Shares underlying such holder’s ADRs in the manner prescribed by the instructions. However, if by the above referred deadlines, the Depositary receives no instructions from the ADR holder, or the instructions received by the Depositary are not in proper form, then the Depositary shall deem such ADR holder to have instructed the Depositary to vote the Shares underlying its ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying Shares on any given issue in accordance with the majority shareholder vote on that issue) and, for these purposes, the Depositary shall issue a proxy to a person appointed by the Company to vote the Shares underlying such holder’s ADRs in favor of any such proposals or recommendations. No instruction shall be deemed given, and no proxy shall be given, with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the Meeting, or (iii) the matter materially and adversely effects the rights of the holders of ADRs.

Any holder of ADRs entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADRs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date, in each case, at any time prior to the above referred deadlines. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such deadlines.

Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than those indicated above.

Annual General Meeting of Shareholders: agenda, reports on agenda items and draft resolutions proposed to be adopted

Resolutions at the Meeting will be passed by the simple majority of the votes validly cast, irrespective of the number of Shares present or represented.

The Meeting is called to address and vote on the items of the agenda included in the Notice.

The agenda for the Meeting, including reports on each item of the agenda and the draft resolution proposed to be adopted thereon are included below:

1.
Consideration of the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31 December 2012, and on the annual accounts as at 31 December 2012, and of the independent auditors’ reports on such consolidated financial statements and annual accounts.

The consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31 December 2012, and on the Company’s annual accounts as at 31 December 2012, and the independent auditors’ reports on such consolidated financial statements and annual accounts, are included in the Company’s 2012 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement. The Company’s 2012 annual report includes all the information required by article 11 of the law of 19 May 2006, implementing Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids.

Draft resolution proposed to be adopted: “the Meeting resolved to acknowledge the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31 December 2012, and on the Company’s annual accounts as at 31 December 2012, and the independent auditors’ reports on such consolidated financial statements and annual accounts.”

2.	Approval of the Company’s consolidated financial statements as of and for the year ended 31 December 2012.

The Company’s consolidated financial statements as of and for the year ended 31 December 2012 (comprising the consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity and the notes to such consolidated financial statements), are included in the Company’s 2012 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: “the Meeting resolved to approve the Company’s consolidated financial statements as of and for the year ended 31 December 2012”.

3.	Approval of the Company’s annual accounts as at 31 December 2012.

The Company’s annual accounts as at 31 December 2012 (comprising the balance sheet, the profit and loss account and the notes to such annual accounts) are included in the Company’s 2012 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: “the Meeting resolved to approve the Company’s annual accounts as at 31 December 2012”.

4.	Allocation of results and approval of dividend payment for the year ended 31 December 2012.

In accordance with applicable Luxembourg law and the Company’s articles of association, the Company is required to allocate 5% of its annual net income to a legal reserve, until this reserve equals 10% of the subscribed capital.  As indicated in the Company’s annual accounts as at 31 December 2012, the Company’s legal reserve already amounts to 10% of its subscribed capital and, accordingly, the legal requirements in that respect are satisfied.

The Company’s board of directors (the “Board of Directors”) proposed that a dividend, payable in U.S. dollars, in the amount of US$0.43 per share (or US$0.86 per ADR), which represents an aggregate sum of approximately US$507.6 million, be approved and that the Board of Directors be authorized to determine or amend, in its discretion, the terms and conditions of the dividend payment, including the applicable record date. This dividend would include the interim dividend of US$0.13 per share (or US$0.26 per ADR) paid on 22 November 2012, and, accordingly, if this dividend proposal is approved, the Company will make a dividend payment on 23 May 2013, in the amount of US$0.30 per share (or US$0.60 per ADR).

The Company’s annual accounts as at 31 December 2012 show a loss, for the year 2012, of US$ 6.1 million. Considering the Company’s retained earnings and other distributable reserves, the Company has distributable amounts which exceed the proposed dividend.  The dividend payment in the amount of US$0.30 per share (or US$0.60 per ADR) to be distributed on 23 May 2013,  is to be paid from the Company’s retained earnings reserve. The loss of the year ended 31 December 2012, would be absorbed by the Company’s retained earnings account.

Draft resolution proposed to be adopted: “the Meeting resolved (i) to approve a dividend for the year ended 31 December 2012, in the aggregate amount of US$0.43 per share (or US$0.86 per ADR), which represents an aggregate sum of approximately US$507.6 million, and which includes the interim dividend of US$0.13 per share (or US$0.26 per ADR) paid on 22 November 2012, (ii) to authorize the Board of Directors to determine or amend, in its discretion, the terms and conditions of the dividend payment so approved, including the applicable record date, (iii) to make the dividend payment in U.S. dollars on 23 May 2013, in the amount of US$0.30 per share (or US$0.60  per ADR), pursuant to this resolution out of the Company’s retained earnings reserve; and (iv) that the loss of the year ended 31 December 2012, be absorbed by the Company’s retained earnings account”.

5.	Discharge of the members of the Board of Directors for the exercise of their mandate during the year ended 31 December 2012.

In accordance with the Luxembourg Law of 10 August 1915, on commercial companies (the “Commercial Companies Law”), following approval of the Company’s annual accounts as at 31 December 2012, the Meeting must vote as to whether those who were members of the Board of Directors during the year ended 31 December 2012, are discharged from any liability in connection with the management of the Company’s affairs during such year.

Draft resolution proposed to be adopted: “the Meeting resolved to discharge all those who were members of the Board of Directors during the year ended 31 December 2012, from any liability in connection with the management of the Company’s affairs during such year.”

6.	Election of members of the Board of Directors.

Pursuant to article 8 of the Company’s articles of association, the annual general meeting must elect a Board of Directors of not less than five and not more than fifteen members, who shall have a term of office of one year but may be reappointed. Pursuant to article 11 of the Company’s articles of association and applicable securities laws and regulations, the Company must have an audit committee (the “Audit Committee”) composed of three members who shall qualify as “independent directors”.

The current Board of Directors consists of ten directors, three of whom (i.e., Messrs. Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti) qualify as “independent directors” under the Company’s articles of association and applicable law, and are members of the Audit Committee.

It is proposed that the number of members of the Board of Directors be maintained at ten (10) and that all of the current members of the Board of Directors, namely:

●	Mr. Roberto Bonatti
●	Mr. Carlos Condorelli
●	Mr. Carlos Franck
●	Mr. Roberto Monti
●	Mr. Gianfelice Mario Rocca
●	Mr. Paolo Rocca
●	Mr. Jaime Serra Puche
●	Mr. Alberto Valsecchi
●	Mr. Amadeo Vázquez y Vázquez
●	Mr. Guillermo Vogel

be re-appointed to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2013 annual accounts.

Set forth below is summary biographical information of each of the candidates:

a.
Roberto Bonatti. Mr. Bonatti is a member of the Board of Directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A. . He is also a member of the board of directors of Ternium S.A., or Ternium.  Mr. Bonatti is an Italian citizen.

b.
Carlos Condorelli. Mr. Condorelli is a member of the Board of Directors. He served as our chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar S.A.I.C., or Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

c.
Carlos Franck. Mr. Franck is a member of the Board of Directors. He is president of Santa María S.A.I.F. and Inverban S.A. and a member of the board of directors of Siderca S.A., Techint Financial Corporation N.V., Techint Holdings S.àr.l., Siderar and Tecgas N.V. He has financial planning and control responsibilities in subsidiaries of San Faustin. He serves as treasurer of the board of the Di Tella University. Mr. Franck is an Argentine citizen.

d.
Roberto Monti. Mr. Monti is a member of the Company’s Board of Directors. He is member of the board of directors of Petrobras Energia. He has served as vice president of Exploration and Production of Repsol YPF and chairman and chief executive officer of YPF. He was also president of Dowell, a subsidiary of Schlumberger and president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

e.
Gianfelice Mario Rocca. Mr. Rocca is a member of the Board of Directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Ternium, president of the Humanitas Group and honorary president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and president of Tenova S.p.A.  In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A, Brembo and Buzzi Unicem. He is chairman of, the Board of the Italian Institute of Technology. He is a member of the Advisory Board of the Allianz Group, the Trilateral Commission and the European Advisory Board of the Harvard Business School. Mr. Rocca is an Italian citizen.

f.
Paolo Rocca. Mr. Rocca is the chairman of the Board of Directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. Mr. Rocca is a member of the International Advisory Committee of the NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

g.
Jaime Serra Puche. Mr. Serra Puche is a member of the Board of Directors. He is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of Chiquita Brands International, the Mexico Fund, Grupo Vitro, Grupo Modelo and Grupo Financiero BBVA Bancomer. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

h.
Alberto Valsecchi. Mr. Valsecchi is a member of the Board of Directors. He served as our chief operating officer from February 2004 until July 2007. He joined the Techint group in 1968 and has held various positions within Tenaris and other Techint group companies. He has retired from his executive positions. He is also a member of the board of directors of San Faustin and has been elected as the chairman of the board of directors of Dalmine, a position he assumed in May 2008. Mr. Valsecchi is an Italian citizen.

i.
Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Board of Directors. He is an independent member of the board of directors of Gas Natural Ban S.A. He is a member of the Asociación Empresaria Argentina, of the Fundación Mediterránea, and of the Advisory Board of the Fundación de Investigaciones Económicas Latinoamericanas. He served as chief executive officer of Banco Río de la Plata S.A. until August 1997 and was also the chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

j.
Guillermo Vogel. Mr. Vogel is a member of the Board of Directors. He is the vice chairman of Tamsa, the chairman of Grupo Collado S.A.B. de C.V, the vice chairman of Estilo y Vanidad S.A. de C.V. and a member of the board of directors of each of Alfa S.A.B. de C.V., the American Iron and Steel Institute, the North American Steel Council, the Universidad Panamericana and the IPADE. In addition, he is a member of the board of directors and the investment committee of the Corporación Mexicana de Inversiones de Capital. Mr. Vogel is a Mexican citizen.

The Board of Directors met eight times during 2012. On 31 January 2003, the Board created an Audit Committee pursuant to Article 11 of the Company’s articles of association. As permitted under applicable laws and regulations, the Board does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

Draft resolution proposed to be adopted: “the Meeting resolved to (i) maintain the number of members of the Board of Directors at ten; and (ii) re-appoint all of the current members of the Board of Directors to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2013 annual accounts.”

7.	Compensation of members of the Board of Directors.

It is proposed that each of the members of the Board of Directors receive an amount of US$80,000 as compensation for his services during the fiscal year 2013; and it is further proposed that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$50,000 and that the Chairman of such Audit Committee receive, further, an additional fee of US$10,000. In all cases, the proposed compensation will be net of any applicable Luxembourg social security charges.

Draft resolution proposed to be adopted: “the Meeting resolved that (i) each of the members of the Board of Directors receive an amount of US$80,000 as compensation for his services during the fiscal year 2013; (ii) each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$50,000 and; (iii) the Chairman of such Audit Committee receive, further, an additional fee of US$10,000. In all cases, the approved compensation will be net of any applicable Luxembourg social security charges.”

8.	Appointment of the independent auditors for the fiscal year ending 31 December 2013, and approval of their fees.

The Audit Committee has recommended that PricewaterhouseCoopers Société cooperative (member firm of PricewaterhouseCoopers) be appointed as the Company’s independent auditors for the fiscal year ending 31 December 2013, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2013 annual accounts.

In addition, the Audit Committee has recommended the approval of the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending 31 December 2013, broken-down into five currencies (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to AR$ 12,660,669, BR$ 491,740, € 1,419,363, MX$ 4,627,660 and US$ 1,224,239.

Such fees will cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, other audit-related services, and other services rendered by the independent auditors. For information purposes, based on the exchange rate between the U.S. Dollar and each applicable other currency as of 31 December 2012, the aggregate amount of fees for audit, audit-related and other services to be rendered by the independent auditors during the fiscal year ending 31 December 2013, is equivalent to US$6,278,146. Finally, it is proposed that the Audit Committee be authorized to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

Draft resolution proposed to be adopted: “the Meeting resolved to (i) appoint PricewaterhouseCoopers, Société cooperative (member firm of PricewaterhouseCoopers) as the Company’s independent auditors for the fiscal year ending 31 December 2013, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2013 annual accounts; (ii) approve the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending 31 December 2013, broken-down into five currencies (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to AR$ 12,660,669, BR$ 491,740, € 1,419,363, MX$ 4,627,660 and US$ 1,224,239, and (iii) authorize the Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.”

9.
Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

In order to expedite shareholder communications and ensure their timely delivery, it is advisable that the Board of Directors be authorized to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.

Through this resolution, the Company seeks authorization under Article 16 of the Transparency Law, to give, send or supply information (including any notice or other document) that is required or authorized to be given, sent or supplied to a shareholder by the Company whether required under the articles of association or by any applicable law or any other rules or regulations to which the Company may be subject, by making such information (including any notice or other document) available on the Company’s website or through other electronic means.

Draft resolution proposed to be adopted: “the Meeting resolved to authorize the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.”

*  *  *  *  *

Pursuant to article 15 of the Company’s articles of association, the next Annual General Meeting of Shareholders will be convened to decide on the Company’s 2013 annual accounts, will be held on Wednesday 7 May 2014, at 9:30 a.m. (Luxembourg time).

In accordance with the Shareholders’ Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares will have the right to (a) include items on the agenda for the next Annual General Meeting of Shareholders, that will be convened to decide on the Company’s 2013 annual accounts; and (b) propose draft resolutions for the items included or to be included on the agenda for the next Annual General Meeting of Shareholders, that will be convened to decide on the Company’s 2013 annual accounts. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares, must submit a written request to the Company on or before 4 April 2014, satisfying the requirements of the Shareholders’ Rights Law.

PricewaterhouseCoopers Société cooperative (member firm of PricewaterhouseCoopers) are the Company’s independent auditors. A representative of the independent auditors will be present at the Meeting to respond questions.

Cecilia Bilesio
Secretary to the Board of Directors

TENARIS S.A.
ANNUAL REPORT 2012

TABLE OF CONTENTS

COMPANY PROFILE	2

Letter From The Chairman	3

Management Report	5

Leading indicators	7
Information on Tenaris	8
The Company	8
Overview	8
History and Development of Tenaris	8
Business Overview	9
Research and Development	11
Principal Risks and Uncertainties	15
Operating and Financial Review and Prospects	17
Quantitative and Qualitative Disclosure about Market Risk	26
Recent Developments	29
Environmental Regulation	29
Related Party Transactions	30
Employees	30
Corporate Governance	31

Management Certification	41

Financial Information	42

Consolidated Financial Statements	42
Tenaris S.A. Annual Accounts (Luxembourg GAAP)	100

company profile
Tenaris is a leading supplier of tubes and related services for the world’s energy industry and certain other industrial applications. Our mission is to deliver value to our customers through product development, manufacturing excellence and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

Letter From The Chairman
Dear Shareholders,

2012 was another good year for Tenaris. We further strengthened our competitive positioning, had a good industrial performance, posted solid growth in earnings per share and took a further decisive step for the future when we decided to build a new greenfield seamless mill in the United States.

The North American shale revolution, and the surge in U.S. oil and gas production, is transforming the world’s energy industry with new opportunities for Tenaris. In 2012, our sales to the region rose 21% year on year and represented 49% of our total sales for the year. This was achieved based on our leading position in the Gulf of Mexico deepwater, the shale plays, Canadian thermal projects and throughout Mexico.

We will build our seamless pipe mill in Bay City, Texas. We plan to bring the 600,000 tons per year capacity mill and logistics center into operation in 2016 within a budget of $1.5 billion. This investment will further strengthen our competitive positioning in North America and reflects our confidence in the future development of the region as a new frontier for the energy industry.

Oil and gas companies are moving forward with investments in deepwater and other complex operations around the world, increasing demand for products which can perform reliably and efficiently under the most demanding drilling conditions. In 2012, our sales of premium casing and tubing products rose 27% year on year. Sales of our Dopeless® connections were particularly strong with growth of 75% by volume year on year. We continue to expand our portfolio of premium connections to satisfy the increasingly complex needs of a dynamic industry.

In Brazil, where the energy industry faces the challenge of developing the pre-salt deepwater complex, we invested $1.3 billion during 2012, including the acquisition of non-controlling interests in our Confab subsidiary. We signed an expanded long-term agreement with Petrobras, including the supply of premium OCTG products with TenarisHydril technology. We are strengthening our competitive position with the development of new products, with the opening of our Research Center in Rio de Janeiro, and through product development and logistics integration with our main steel supplier.

Elsewhere, we have expanded our network of facilities, service yards, and the level of technical service we provide our customers and strengthened our presence in markets such as Saudi Arabia, Iraq, Nigeria, Angola, Indonesia and Australia where we are anticipating demand growth.

All our safety indicators improved across almost all of our facilities. The implementation of our Safe Hour program throughout our operations around the world is having important results. We will maintain our resolute focus on improving our safety performance at all levels. Safety is an increasingly important element of our competitive differentiation in the eyes of our customers and the communities where we operate.

To reduce our energy consumption and environmental footprint, we are investing in a large number of projects at our industrial facilities throughout the world. During the year, our new rolling mill in Mexico was awarded the LEED (Leadership in Energy and Environmental Design) certification from the US Green Building Council, becoming the first industrial facility of its type to achieve this recognition.

TenarisUniversity is a key component of our drive to create a sustainable, truly global company with common managerial and industrial practices and a shared culture. Campuses were recently opened in Brazil and Mexico to add to those in Argentina and Italy. Over 1.2 million hours of training are delivered annually throughout Tenaris with courses designed for both factory and managerial employees. Highly specialized on-line courses are now being developed with key academic universities, the first of which is one on thermo-mechanical processing of metals developed with the University of Sheffield.

Education is the focus of our community development programs, in every community in which we operate. In addition to our traditional forms of support through scholarships and teacher training, we launched a program to establish a series of technical schools specializing in electronics and electro-mechanics. The first Roberto Rocca Technical School has been opened this month in Campana, Argentina. The objective of the program is to strengthen and modernize technical education, preparing professionals capable of dealing with the challenges of today’s industrial management by promoting best teaching practices and innovation.

Our operating and financial results reflect the progress we have made this year. Our EBITDA increased 20% to $2.9 billion and our margin reached an industry-leading level of 27%. Earnings per share rose 28% and we are proposing to increase the annual dividend for a second consecutive year by 13%.

Looking ahead, we see an industry which is changing rapidly, in terms of regional growth, product and service requirements and project development. Our challenge is to prepare our industrial base, our human resources, our product development, service deployment and internal processes to meet the demands of this very dynamic environment.

In closing, I would like to thank our employees for the commitment and dedication they have shown throughout the year. It is their contribution day after day that makes the difference and without it these results would not have been possible. I would also like to express my thanks to our customers, suppliers and shareholders for their continuous support and confidence in Tenaris.

March 27, 2013

Paolo Rocca

Management Report

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

●	References in this annual report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg public limited liability company (société anonyme).

●
References in this annual report to “Tenaris”, “we”, “us” or “our” refer to Tenaris S.A. and its consolidated subsidiaries. See Accounting Policies A, B and L to our audited consolidated financial statements included in this annual report.

●
References in this annual report to “San Faustin” refer to San Faustin S.A. (formerly known as San Faustin N.V.), a Luxembourg public limited liability company (société anonyme) and the Company’s controlling shareholder.

●	“Shares” refers to ordinary shares, par value $1.00, of the Company.

●	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.

●	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

●	“billion” refers to one thousand million, or 1,000,000,000.

●	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board and adopted by the European Union, or IFRS.

We publish consolidated financial statements expressed in U.S. dollars. Our consolidated financial statements included in this annual report are those as of December 31, 2012 and 2011, and for the years ended December 31, 2012, 2011 and 2010.

Rounding

Certain monetary amounts, percentages and other figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This annual report and any other oral or written statements made by us to the public may contain “forward-looking statements”.  Forward looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. This annual report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Tenaris’s future financial condition and performance. Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, “Business Overview”, “Principal Risks and Uncertainties”, and “Operating and Financial Review and Prospects”. In addition to the risks related to our business discussed under “Principal Risks and Uncertainties”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

●	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

●	the competitive environment and our ability to price our products and services in accordance with our strategy;

●	trends in the levels of investment in oil and gas exploration and drilling worldwide;

●	general macroeconomic and political conditions in the countries in which we operate or distribute pipes; and

●	our ability to absorb cost increases and to secure supplies of essential raw materials and energy.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Leading indicators
	2012	2011	2010
TUBES SALES VOLUMES (thousands of tons)
Seamless	2,676	2,613	2,206
Welded	1,188	1,134	902
Total	3,864	3,747	3,108

TUBES PRODUCTION VOLUMES (thousands of tons)
Seamless	2,806	2,683	2,399
Welded	1,188	1,073	983
Total	3,994	3,756	3,382

FINANCIAL INDICATORS (millions of $)
Net sales	10,834	9,972	7,712
Operating income	2,357	1,845	1,519
EBITDA (1)	2,875	2,399	1,959
Net income	1,701	1,421	1,141
Cash flow from operations	1,860	1,283	871
Capital expenditures	790	863	847

BALANCE SHEET (millions of $)
Total assets	15,964	14,864	14,364
Total borrowings	1,744	931	1,244
Net financial debt/ (cash) (2)	271	(324)	(276)
Total liabilities	4,404	3,691	3,814
Shareholders’ equity including non-controlling interests	11,560	11,173	10,551

PER SHARE / ADS DATA ($ PER SHARE / PER ADS)(3)
Number of shares outstanding (4) (thousands of shares)	1,180,537	1,180,537	1,180,537
Earnings per share	1.44	1.13	0.95
Earnings per ADS	2.88	2.26	1.91
Dividends per share (5)	0.43	0.38	0.34
Dividends per ADS (5)	0.86	0.76	0.68
ADS Stock price at year-end	41.92	37.18	48.98
Number of employees (4)	26,673	26,980	25,422

1.
Defined as operating income plus depreciation, amortization and impairment charges/(reversals) and in 2012 excludes a non-recurring gain of $49.2 million, recorded in Other operating income corresponding to a tax related lawsuit collected in Brazil.

2.	Defined as borrowings less cash and cash equivalents and other current investments.

3.	Each ADS represents two shares.

4.	As of December 31.

5.	Proposed or paid in respect of the year.

Information on Tenaris

The Company

Our holding company’s legal and commercial name is Tenaris S.A. The Company was established as a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg. The Company’s registered office is located at 29 avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg, telephone (352) 2647-8978.

The Company has no branches. For information on the Company’s subsidiaries, see note 30 “Principal subsidiaries” to our audited consolidated financial statements included in this annual report.

Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry and for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation, processing and power generation facilities. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.

Over the last two decades, we have expanded our business globally through a series of strategic investments. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our mission is to deliver value to our customers through product development, manufacturing excellence, and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

History and Development of Tenaris

Tenaris began with the formation of Siderca S.A.I.C., or Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustin’s predecessor in Argentina in 1948. We acquired Siat, an Argentine welded steel pipe manufacturer, in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. These investments included the acquisition, directly or indirectly, of controlling or strategic interests in the following companies:

●	Tubos de Acero de México S.A., or Tamsa, the sole Mexican producer of seamless steel pipe products (June 1993);

●	Dalmine S.p.A., or Dalmine, a leading Italian producer of seamless steel pipe products (February 1996);

●	Tubos de Acero de Venezuela S.A., or Tavsa, the sole Venezuelan producer of seamless steel pipe products (October 1998)1;

●
Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products (August 1999). During the second quarter of 2012, we acquired all the remaining non-controlling interests in Confab;

●	NKKTubes, a leading Japanese producer of seamless steel pipe products (August 2000);

●	Algoma Tubes Inc., or AlgomaTubes, the sole Canadian producer of seamless steel pipe products (October 2000);

●	S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products (July 2004);

●	Maverick Tube Corporation, or Maverick, a leading North American producer of welded steel pipe products with operations in the U.S., Canada and Colombia (October 2006);

●	Hydril Company, or Hydril, a leading North American manufacturer of premium connection products for oil and gas drilling production (May 2007);

●	Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian oil country tubular goods, or OCTG, processing business with heat treatment and premium connection threading facilities (April 2009);

●	Pipe Coaters Nigeria Ltd, the leading company in the Nigerian coating industry (November 2011);

________________________________
1 In 2009, the Venezuelan government nationalized Tavsa. For more information on the Tavsa nationalization process, see note 31 “Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

●
Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas, where through our subsidiary Confab, we hold an interest representing 5.0% of the shares with voting rights and 2.5% of the total share capital (January 2012); and

●	a sucker rod business, in Campina, Romania (February 2012).

In addition, we have established a global network of pipe finishing, distribution and service facilities with a direct presence in most major oil and gas markets and a global network of research and development centers.

Business Overview

Our business strategy is to continue expanding our operations worldwide and further consolidate our position as a leading global supplier of high-quality tubular products and services to the energy and other industries by:

●	pursuing strategic investment opportunities in order to strengthen our presence in local and global markets;

●	expanding our comprehensive range of products and developing new high-value products designed to meet the needs of customers operating in increasingly challenging environments;

●	securing an adequate supply of production inputs and reducing the manufacturing costs of our core products; and

●	enhancing our offer of technical and pipe management services designed to enable customers to optimize their selection and use of our products and reduce their overall operating costs.

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in selected markets, enhance our global competitive position and capitalize on potential operational synergies. Our track record on companies’ acquisitions is described above (See “History and Development of Tenaris”).

Developing high-value products

We have developed an extensive range of high-value products suitable for most of our customers’ operations using our network of specialized research and testing facilities and by investing in our manufacturing facilities. As our customers expand their operations, we seek to supply high-value products that reduce costs and enable them to operate safely in increasingly challenging environments.

Securing inputs for our manufacturing operations

We seek to secure our existing sources of raw material and energy inputs, and to gain access to new sources, of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products over the long term.

Enhancing our offer of technical and pipe management services

We continue to enhance our offer of technical and pipe management services for our customers worldwide. Through the provision of these services, we seek to enable our customers to optimize their operations, reduce costs and to concentrate on their core businesses. They are also intended to differentiate us from our competitors and further strengthen our relationships with our customers worldwide through long-term agreements.

Our Competitive Strengths

We believe our main competitive strengths include:

●
our global production, commercial and distribution capabilities, offering a full product range with flexible supply options backed up by local service capabilities in important oil and gas producing and industrial regions around the world;

●	our ability to develop, design and manufacture technologically advanced products;

●
our solid and diversified customer base and historic relationships with major international oil and gas companies around the world, and our strong and stable market shares in the countries in which we have manufacturing operations;

●	our proximity to our customers;

●	our human resources around the world with their diverse knowledge and skills;

●	our low-cost operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and 50 years of operating experience; and

●	our strong financial condition.

Business Segments

Following the acquisition of the remaining non-controlling interests in Confab and its further delisting, the Company has changed its internal organization and therefore combined the Tubes and Projects segments, that had been reported in the Consolidated Financial Statements as of December 31, 2011.

In the past, the Projects segment’s operations mainly comprised the operations of Confab in Brazil. The business in Brazil has changed with the development of the Brazilian offshore pre-salt projects. Historically, most of Projects sales were of line pipe for onshore pipelines and equipment for petrochemical and mining applications, but now, we are positioning ourselves as a supplier of mainly OCTG and offshore line pipe, very similar to the rest of the Tubes segment. In order to strengthen Tenaris’s position in Brazil, in 2012, we acquired the remaining non-controlling interests in Confab and changed its internal organization in order to fully integrate the Brazilian operations with the rest of the Tubes operations.

Therefore, as from September 2012, after including the operations of the formerly Projects segment into Tubes, Tenaris has one major business segment, Tubes, which is also our reportable operating segment.

Additionally, the coiled tubing operations, which were previously included in the Tubes segment and which accounted for 1% of total net sales in 2011, have been reclassified to Others.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries.

Corporate general and administrative expenses have been allocated to the Tubes segment.

Others include all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

For more information on our business segments, see accounting policy C “Segment information” to our audited consolidated financial statements included in this annual report.

Our Products

Our principal finished products are seamless and welded steel casing and tubing, line pipe and various other mechanical and structural steel pipes for different uses. Casing and tubing are also known as oil country tubular goods or OCTG. We manufacture our steel pipe products in a wide range of specifications, which vary in diameter, length, thickness, finishing, steel grades, threading and coupling. For most complex applications, including high pressure and high temperature applications, seamless steel pipes are usually specified and, for some standard applications, welded steel pipes can also be used.

Casing. Steel casing is used to sustain the walls of oil and gas wells during and after drilling.

Tubing. Steel tubing is used to conduct crude oil and natural gas to the surface after drilling has been completed.

Line pipe. Steel line pipe is used to transport crude oil and natural gas from wells to refineries, storage tanks and loading and distribution centers.

Mechanical and structural pipes. Mechanical and structural pipes are used by general industry for various applications, including the transportation of other forms of gas and liquids under high pressure.

Cold-drawn pipe. The cold-drawing process permits the production of pipes with the diameter and wall thickness required for use in boilers, superheaters, condensers, heat exchangers, automobile production and several other industrial applications.

Premium joints and couplings. Premium joints and couplings are specially designed connections used to join lengths of steel casing and tubing for use in high temperature or high pressure environments. A significant portion of our steel casing and tubing products are supplied with premium joints and couplings. We own an extensive range of premium connections, and following the integration of Hydril’s premium connections business, we market our premium connection products under the TenarisHydril brand name. In addition, we hold licensing rights to manufacture and sell the Atlas Bradford range of premium connections outside of the United States.

Coiled tubing. Coiled tubing is used for oil and gas drilling and well workovers and for subsea pipelines.

Other Products. We also manufacture sucker rods used in oil extraction activities, industrial equipment of various specifications and diverse applications, including liquid and gas storage equipment, and welded steel pipes for electric conduits used in the construction industry. In addition, we sell raw materials that exceed our internal requirements.

Research and Development

Research and development, or R&D, of new products and processes to meet the increasingly stringent requirements of our customers is an important aspect of our business.

R&D activities are carried out primarily at our specialized research facilities located at our Campana plant in Argentina, at our Veracruz plant in Mexico, at our Dalmine plant in Italy, at the product testing facilities of NKKTubes in Japan and at the research facilities of the Centro Sviluppo Materiali S.p.A, or CSM, in Rome. We have an 8% interest in CSM, which was acquired in 1997. In addition, we are building a new R&D center at Ilha do Fundao, Rio de Janeiro, Brazil, which we expect will start operating in 2014. We strive to engage some of the world’s leading industrial research institutions to solve the problems posed by the complexities of oil and gas projects with innovative applications. In addition, our global technical sales team is made up of experienced engineers who work with our customers to identify solutions for each particular oil and gas drilling environment.

Product development and research currently being undertaken are focused on the increasingly challenging energy markets and include:

●	proprietary premium joint products including Dopeless® technology;

●	heavy wall deep water line pipe, risers and welding technology;

●	proprietary steels;

●	tubes and components for the car industry and mechanical applications;

●	tubes for boilers;

●	welded pipes for oil and gas and other applications; and

●	sucker rods.

In addition to R&D aimed at new or improved products, we continuously study opportunities to optimize our manufacturing processes. Recent projects in this area include modeling of rolling and finishing process and the development of different process controls, with the goal of improving product quality and productivity at our facilities.

We seek to protect our intellectual property, from R&D and innovation, through the use of patents and trademarks that allow us to differentiate ourselves from our competitors.

We spent $83.0 million for R&D in 2012, compared to $68.4 million in 2011 and $61.8 million in 2010.

TENARIS IN NUMBERS

Trend information

Leading indicators

RETURN ON EQUITY

%
50
40
30
20
10
0
2008
2009
2010
2011
2012

EBITDA MARGIN

%
35
30
25
20
15
10
2008
2009
2010
2011
2012

NET SALES BY BUSINESS SEGMENT

TUBES
93%
OTHER
7%

NET SALES BY REGIONAL AREA

MIDDLE EAST & AFRICA
12%
FAR EAST & OCEANIA
4%
EUROPE
10%
SOUTH AMERICA
25%
NORTH AMERICA
49%

PERSONNEL EMPLOYED PER COUNTRY

CANADA
5%
INDONESIA
3%
JAPAN
2%
COLOMBIA
2%
OTHER COUNTRIES
4%
ROMANIA
6%
BRAZIL
12%
UNITED STATES
13%
MEXICO
19%
ITALY
9%
ARGENTINA
25%

LOST TIME ACCIDENTS INDEX

ACCIDENTS PER MILLION MANHOURS
7
6
5
4
3
2
1
0
5.0
3.4
3.7
3.2
3.0
2008
2009
2010
2011
2012

Principal Risks and Uncertainties

We face certain risks associated to our business and the industry in which we operate. We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. Demand for our products depends primarily on the level of exploration, development and production activities of oil and gas companies which is affected by current and expected future prices of oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. The global financial and economic crisis, which started in September 2008 and lasted through much of 2009, resulted in a significant decline in oil and gas prices, affected the level of drilling activity and triggered efforts to reduce inventories, adversely affecting demand for our products and services. This had, and to some extent continues to have, a negative impact on our business, revenues, profitability and financial position. The global economy began to recover in the second half of 2009, but the recovery has been slow and uncertain. Performance may be further affected by changes in governmental policies, the impact of credit restrictions on our customers’ ability to perform their payment obligations with us and any adverse economic, political or social developments in our major markets. Furthermore, our profitability may be hurt if increases in the cost of raw materials and energy could not be offset by higher selling prices. Although we responded well to the crisis, a new global recession, a recession in the developed countries, a cooling of emerging market economies or an extended period of below-trend growth in the economies that are major consumers of steel pipe products would likely result in reduced demand of our products, adversely affecting our revenues, profitability and financial condition.

We have significant operations in various countries, including Argentina, Brazil, Canada, Colombia, Italy, Japan, Mexico, Romania and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political, economical and social developments and changes in, laws and regulations. These developments and changes may include, among others, nationalization, expropriations or forced divestiture of assets; restrictions on production, imports and exports, interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes in the interpretation, application or enforcement of tax laws and other retroactive tax claims or challenges; changes in laws, norms and regulations; cancellation of contract rights; and delays or denials of governmental approvals. As a global company, a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional currency. As a result, we are exposed to foreign exchange rate risk, which could adversely affect our financial position and results of operations.

In 2009, Venezuela’s former President Hugo Chávez announced the nationalization of Tavsa, Matesi, Materiales Siderúrgicos S.A., or Matesi, and Complejo Siderurgico de Guayana, C.A., or Comsigua, and Venezuela formally assumed exclusive operational control over the assets of Tavsa. In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. Our investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has consented to the jurisdiction of the International Centre for Settlement of Investment Disputes, or ICSID, in connection with the nationalization process. In August 2011 and July 2012, respectively, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda, or Talta, initiated arbitration proceedings against Venezuela before the ICSID seeking adequate and effective compensation for the expropriation of their investments in Matesi and Tavsa and Comsigua. However, we can give no assurance that the Venezuelan government will agree to pay a fair and adequate compensation for our interest in Tavsa, Matesi and Comsigua, or that any such compensation will be freely convertible into or exchangeable for foreign currency. For further information on the nationalization of the Venezuelan subsidiaries, see note 31 “Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

A key element of our business strategy is to develop and offer higher value-added products and services and to continuously identify and pursue growth-enhancing strategic opportunities. For example, in January 2012, through our subsidiary Confab, we acquired a participation in Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. We must necessarily base any assessment of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Failure to successfully implement our strategy, or to integrate future acquisitions and strategic partnerships, or to sell acquired assets or business unrelated to our business under favorable terms and conditions, could affect our ability to grow, our competitive position and our sales and profitability. In addition, failure to agree with our joint venture partner in Japan on the strategic direction of our joint operations may have an adverse impact on our operations in Japan.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions. At December 31, 2012 we had $1,806.9 million in goodwill corresponding mainly to the acquisition of Hydril, in 2007 ($919.9 million) and Maverick, in 2006 ($771.3 million). As of December 31, 2012, an impairment test over our investment in Usiminas was performed and, subsequently, the goodwill of such investment was written down by $73.7 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand have been suffering downward adjustments. In addition, a higher degree of uncertainty regarding the future prices of iron ore let to a reduction in the forecast of long term iron ore prices that affected cash flow expectations. If our management were to determine in the future that the goodwill or other assets were impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of these assets, which would adversely affect our results of operations.

Potential environmental, product liability and other claims arising from the inherent risks associated with the products we sell and the services we render, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production could create significant liabilities for us. Environmental laws and regulations may, in some cases, impose strict liability (even joint and several strict liability) rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. In addition, we are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. The cost of complying with such regulations is not always clearly known or determinable since some of these laws have not yet been promulgated or are under revision. These costs, along with unforeseen environmental liabilities, may increase our operating costs or negatively impact our net worth.

We conduct business in certain countries known to experience governmental corruption.  Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act, or FCPA. Particularly in respect of FCPA, we entered into settlements with the U.S. Department of Justice, or DOJ, and the U.S. Securities and Exchange Commission, or SEC, on May 17, 2011 and we undertook several remediation efforts, including voluntary enhancements to our compliance program.  If we fail to comply with any term or in any way violate any provision of the settlements, we could be subject to severe sanctions and civil and criminal prosecution.

As a holding company, our ability to pay expenses, debt service and cash dividends depends on the results of operations and financial condition of our subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

Our financial risk management is described in Section III. Financial Risk Management, and our provisions and contingent liabilities are described in accounting policy P and notes 23, 24 and 26 of our audited consolidated financial statements included in this annual report.

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations are based on, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis. We prepare our consolidated financial statements in conformity with IFRS, as issued by the IASB and adopted by the European Union.

Certain information contained in this discussion and analysis and presented elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements”. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Principal Risks and Uncertainties”, other risk factors identified elsewhere in this annual report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the energy industry and other industries.

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry as well as for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering and processing and power facilities. Over the last two decades, we have expanded our business globally through a series of strategic investments, and we now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

Demand for our products and services from the global oil and gas industry, particularly for tubular products and services used in drilling operations, represents a substantial majority of our total sales. Our sales, therefore, depend on the condition of the oil and gas industry and our customers’ willingness to invest capital in oil and gas exploration and development as well as in associated downstream processing activities. The level of these expenditures is sensitive to oil and gas prices as well as the oil and gas industry’s view of such prices in the future.

A growing proportion of exploration and production spending by oil and gas companies has been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. Technological advances in drilling techniques and materials are opening up new areas for exploration and development. More complex drilling conditions are expected to continue to demand new and high value products and services in most areas of the world.

In 2012, global drilling activity remained relatively stable. In North America the rig count decreased 1% in 2012 compared to 2011. In the first half of 2012, oil directed drilling activity increased due to strong oil prices, offsetting the decline in gas directed drilling activity, however, drilling activity in the second half of 2012 was affected by continuing low natural gas prices and lower liquids prices largely resulting from regional pipeline and processing infrastructure restraints. In 2013, we expect drilling activity to recover gradually from current levels but to remain, on average, slightly below the level of 2012.

In the rest of the world, although the overall rig count remained relatively stable, consumption of OCTG premium products has been increasing led by growth in the development of deepwater and unconventional reserves as well as complex conventional gas drilling.

In 2013, we expect higher levels of demand for premium OCTG products particularly in regions such as the Middle East and sub-Saharan Africa. Overall sales growth is expected to be moderate as higher oil and gas sales in Eastern Hemisphere markets are largely offset by lower sales in North America and in European industrial markets.

Operating margins are expected to remain around 2012 levels with product mix and industrial efficiency improvements offsetting the impact of lower prices in less differentiated products.

Our business is highly competitive.

The global market for steel pipes is highly competitive, with the primary competitive factors being price, quality, service and technology. We sell our products in a large number of countries worldwide and compete primarily against European and Japanese producers in most markets outside North America. In the United States and Canada we compete against a wide range of local and foreign producers. Competition in markets worldwide has been increasing, particularly for products used in standard applications, as producers in countries like China and Russia increase production capacity and enter export markets.

Our production costs are sensitive to prices of steelmaking raw materials and other steel products.

We purchase substantial quantities of steelmaking raw materials, including ferrous steel scrap, direct reduced iron (DRI), pig iron, iron ore and ferroalloys, for use in our production of our seamless pipe products. In addition, we purchase substantial quantities of steel coils and plate for use in the production of our welded pipe products. Our production costs, therefore, are sensitive to prices of steelmaking raw materials and certain steel products, which reflect supply and demand factors in the global steel industry and in the countries where we have our manufacturing facilities.

Despite showing high levels of volatility, in average, the costs of steelmaking raw materials and of steel coils and plates decreased in 2012 compared to 2011, reflecting weak steel consumption due to uncertain macroeconomic conditions. We expect these costs to remain stable during 2013.

Results of Operations

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2012	2011
Selected consolidated income statement data

Continuing operations
Net sales	10,834,030	9,972,478
Cost of sales	(6,637,293)	(6,273,407)
Gross profit	4,196,737	3,699,071
Selling, general and administrative expenses	(1,883,789)	(1,859,240)
Other operating income (expenses), net	43,659	5,050
Operating income	2,356,607	1,844,881
Interest income	33,459	30,840
Interest expense	(55,507)	(52,407)
Other financial results	(28,056)	11,268
Income before equity in earnings of associated companies and income tax	2,306,503	1,834,582
Equity in (losses) earnings of associated companies	(63,534)	61,509
Income before income tax	2,242,969	1,896,091
Income tax	(541,558)	(475,370)
Income for the year (1)	1,701,411	1,420,721
Income attributable to (1):
Owners of the parent	1,699,047	1,331,157
Non-controlling interests	2,364	89,564
Income for the year(1)	1,701,411	1,420,721
Depreciation and amortization	(567,654)	(554,345)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830
Basic and diluted earnings per share	1.44	1.13
Dividends per share(2)	0.43	0.38

_______________
(1)
International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.

(2)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2012	2011
Selected consolidated financial position data

Current assets	6,987,116	6,393,221
Property, plant and equipment, net	4,434,970	4,053,653
Other non-current assets	4,541,839	4,416,761
Total assets	15,963,925	14,863,635

Current liabilities	2,829,374	2,403,699
Non-current borrowings	532,407	149,775
Deferred tax liabilities	749,235	828,545
Other non-current liabilities	292,583	308,673
Total liabilities	4,403,599	3,690,692

Capital and reserves attributable to the owners of the parent	11,388,016	10,506,227
Non-controlling interests	172,310	666,716
Total equity	11,560,326	11,172,943

Total liabilities and equity	15,963,925	14,863,635

Share capital	1,180,537	1,180,537
Number of shares outstanding(Fa	1,180,536,830	1,180,536,830

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2012	2011

Continuing Operations
Net sales	100.0	100.0
Cost of sales	(61.3)	(62.9)
Gross profit	38.7	37.1
Selling, general and administrative expenses	(17.4)	(18.6)
Other operating income (expenses), net	0.4	0.1
Operating income	21.8	18.5
Interest income	0.3	0.3
Interest expense	(0.5)	(0.5)
Other financial results	(0.3)	0.1
Income before equity in earnings of associated companies and income tax	21.3	18.4
Equity in (losses) earnings of associated companies	(0.6)	0.6
Income before income tax	20.7	19.0
Income tax	(5.0)	(4.8)
Income for the year	15.7	14.2
Income attributable to:
Owners of the parent	15.7	13.3
Non-controlling interests	0.0	0.9

Fiscal Year Ended December 31, 2012, Compared to Fiscal Year Ended December 31, 2011

Changes in Segment Reporting

Following the acquisition of the remaining non-controlling interests in Confab, we have changed our internal organization and therefore combined the Tubes and Projects segments.

Therefore, as from September 2012, after including the operations of the formerly Projects segment into Tubes, Tenaris has one major business segment, Tubes, which is also our reportable operating segment.

Additionally, the coiled tubing operations, which were previously included in the Tubes segment and which accounted for 1% of total sales in 2011, have been reclassified to Others.

Comparative amounts have been reclassified to conform to changes in presentation in 2012. For more information on our business segments, see accounting policy C “Segment information” to our audited consolidated financial statements included in this annual report.

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,
	2012		2011		Increase / (Decrease)

Tubes	10,023.3	93%	9,111.7	91%	10%
Others	810.7	7%	860.8	9%	(6%)
Total	10,834.0	100%	9,972.5	100%	9%

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,
	2012	2011	Increase / (Decrease)

Seamless	2,676	2,613	2%
Welded	1,188	1,134	5%
Total	3,864	3,747	3%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,
	2012	2011	Increase / (Decrease)
Net sales
- North America	4,953.6	4,060.9	22%
- South America	2,305.4	2,079.5	11%
- Europe	1,042.1	1,056.5	(1%)
- Middle East & Africa	1,246.7	1,330.7	(6%)
- Far East & Oceania	475.5	584.1	(19%)
Total net sales	10,023.3	9,111.7	10%
Operating income	2,251.8	1,702.2	32%
Operating income (% of sales)	22%	19%

Net sales of tubular products and services increased 10% to $10,023.3 million in 2012, compared to $9,111.7 million in 2011, reflecting a 3% increase in volumes and a 7% increase in average selling prices, driven by an improvement in the mix of products which offset the impact of lower prices in less differentiated products. In North America, the increase in sales was mainly driven by higher liquids drilling activity, together with a recovery in activity in the Gulf of Mexico and higher drilling activity in Mexico. In South America, sales increased led by higher demand from offshore projects in Brazil and increasing activity levels in Argentina, which more than offset lower demand in the Andean region. In Europe, we had higher sales of OCTG products in the North Sea and Romania due to higher oil and gas drilling activity, which were offset by lower demand for mechanical products. In the Middle East and Africa, sales decreased mainly due to lower shipments of line pipe products and lower selling prices. In the Far East and Oceania, sales decreased mainly due to lower shipments of OCTG products to China and Indonesia, partially offset by higher shipments to regional hydrocarbon process industry, or HPI, projects.

Operating income from tubular products and services increased 32% to $2,251.8 million in 2012, from $1,702.2 million in 2011. The increase in the operating income was mainly driven by a 10% increase in sales and a higher operating margin (22% in 2012 vs. 19% in 2011). Our operating margin increased in 2012 due to an increase in average selling prices, lower raw material costs and operating efficiency improvements.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,
	2012	2011	Increase / (Decrease)

Net sales	810.7	860.8	(6%)
Operating income	104.8	142.7	(27%)
Operating income (% of sales)	13%	17%

Net sales of other products and services decreased 6% to $810.7 million in 2012, compared to $860.8 million in 2011, mainly due to lower sales of industrial equipment in Brazil, partially offset by higher sales of sucker rods.

Operating income from other products and services decreased 27% to $104.8 million in 2012, from $142.7 million in 2011, reflecting the reduction in activity levels in our industrial equipment business in Brazil, which had a negative impact in operating performance and margins.

Selling, general and administrative expenses, or SG&A, decreased as a percentage of net sales to 17.4% in 2012 compared to 18.6% in 2011, mainly due to the better absorption of fixed and semi-fixed expenses on higher sales.

Other operating income and expenses, net resulted in income of $43.7 million in 2012, compared to income of $5.1 million in 2011. This significant improvement is attributable to a $49.2 million judgment that Confab, our Brazilian subsidiary, collected in 2012, from the Brazilian government, representing interest and monetary adjustment over a tax benefit obtained in 1991.

Net interest expenses totalled $22.0 million in 2012, compared to $21.6 million in 2011, which included $5.2 million in losses on interest rate swaps in 2011 and none in 2012. Excluding the effect of interest rate swaps in 2011, net interest expenses increased during 2012, mainly due to an increase in net debt of $595.0 million (mainly due to $700.0 million syndicated loans taken to finance investments in Brazil), partially offset by lower cost of debt.

Other financial results generated a loss of $28.1 million in 2012, compared to a gain of $11.3 million during 2011. These results largely reflect gains and losses on net foreign exchange transactions ($10.9 million loss in 2012 compared with $65.4 million gain in 2011) and the fair value of derivative instruments ($3.2 million loss in 2012 compared with $49.3 million loss in 2011) and are to a large extent offset by changes to our net equity position. These results are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the U.S. dollar) and the U.S. dollar in accordance with IFRS, principally the variations of the Brazilian real, Argentine peso and Mexican peso.

Equity in earnings (losses) of associated companies generated a loss of $63.5 million in 2012, compared to a gain of $61.5 million in 2011. During 2012 we recorded impairment charges amounting to $73.7 million on our investment in Usiminas, reflecting changes to the operating environment in Brazil, particularly in relation to Usiminas’ mining projects. In addition, the $275.3 million impairment charge recorded by Ternium on its investment in Usiminas had, indirectly, a negative impact on our 11.5% participation in Ternium.

Income tax charges totalled $541.6 million in 2012, equivalent to 23.5% of income before equity in earnings of associated companies and income tax, compared to $475.4 million in 2011, equivalent to 25.9% of income before equity in earnings of associated companies and income tax.

Net income increased to $1,701.4 million in 2012, compared to $1,420.7 million in 2011, mainly reflecting higher operating results, partially offset by lower results from associated companies.

Income attributable to owners of the parent was $1,699.0 million, or $1.44 per share ($2.88 per ADS), in 2012, compared to $1,331.2 million, or $1.13 per share ($2.26 per ADS) in 2011.

Income attributable to non-controlling interest was $2.4 million in 2012, compared to $89.6 million in 2011, as during the second quarter of 2012, we acquired all the non-controlling interests in Confab, which thereby became our wholly-owned subsidiary.

A. Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last two years:

Millions of U.S. dollars	For the year ended December 31,
	2012	2011

Net cash provided by operating activities	1,860.4	1,283.3
Net cash used in investing activities	(1,484.3)	(603.0)
Net cash used in financing activities	(425.5)	(667.9)
Increase (Decrease) in cash and cash equivalents	(49.5)	12.4

Cash and cash equivalents at the beginning of year	815.0	820.2
Effect of exchange rate changes	7.1	(17.6)
Increase (Decrease) in cash and cash equivalents	(49.5)	12.4
Cash and cash equivalents at the end of year	772.7	815.0

Our financing strategy aims at maintaining adequate financial resources and access to additional liquidity. During 2012, we counted on cash flows from operations as well as additional bank financing to fund our transactions, including investments of $1.3 billion in Brazil to acquire a participation in Usiminas and the remaining non-controlling interests in Confab. Short-term bank borrowings were used as needed throughout the year. As a result, we moved from a net cash position of $323.6 million at December 31, 2011 to a net debt position of $271.3 million at December 31, 2012.

We believe that funds from operations, the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program, to service our debt in the foreseeable future and to address short-term changes in business conditions.

We have a conservative approach to the management of our liquidity, which consists mainly of cash and cash equivalents and other current investments, comprising cash in banks, liquidity funds and highly liquid short and medium-term securities. These assets are carried at fair market value, or at historical cost which approximates fair market value.

At December 31, 2012, liquid financial assets as a whole (i.e., cash and cash equivalents and other current investments) were 9.2% of total assets compared to 8.4% at the end of 2011.

We hold primarily investments in liquidity funds and variable or fixed-rate securities from investment grade issuers. We hold our cash and cash equivalents primarily in U.S. dollars and in major financial centers. As of December 31, 2012, U.S. dollar denominated liquid assets represented 79%, of total liquid financial assets compared to 66% at the end of 2011. As of December 31, 2011, an estimated 20% of our liquid financial assets were momentarily invested in Brazilian real-denominated instruments held at our Brazilian subsidiary, in anticipation of Confab’s planned disbursement of the purchase price for the acquisition of a participation in Usiminas, which was completed in January 2012.

Cash and cash equivalents (excluding bank overdrafts) increased by $4.7 million, to $828.5 million at December 31, 2012, compared with $823.7 million at December 31, 2011. Other current investments also increased, by $213.6 million to $644.4 million as of December 31, 2012 from $430.8 million as of December 31, 2011.

Operating activities

Net cash provided by operations during 2012 was $1,860.4 million, compared to $1,283.3 million during 2011. This 45% increase was mainly attributable to higher operating results and lower investments in working capital, partially offset by higher income tax payments. Working capital increased by $303.0 million during 2012, compared with an increase of $649.6 million in 2011, reflecting more stable values of our inventories and trade receivables, following a more gradual growth of sales, 9% in 2012, compared to 29% in 2011.

Investing activities

Net cash used in investing activities in 2012 was $1,484.3 million, compared to $603.0 million in 2011. The increase was due to:

●
higher investments in acquisition of subsidiaries and associated companies ($510.8 million in 2012, compared to $9.4 million in 2011), as in 2012 we acquired a participation in Usiminas for a total consideration of $504.6 million;

●	an increase in investments in short term securities of $213.6 million in 2012, while in 2011 we reduced our short term investments by $245.4 million; partially offset by

●
lower capital expenditures, $789.7 million in 2012, compared to $862.7 million in 2011, as we have already completed most of the investments at our small diameter rolling mill at our Veracruz facility in Mexico.

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings and acquisitions of non-controlling interests, was $425.5 million in 2012, compared to $667.9 million in 2011.

Dividends paid during 2012 amounted to $448.6 million, compared to $401.4 million in 2011.

Investments in non-controlling interest amounted to $758.6 million in 2012, compared to $16.6 million in 2011, as in 2012 we acquired the remaining non-controlling interests in Confab.

Net proceeds from borrowings (proceeds less repayments) totaled $782.6 million in 2012, compared to net repayments of borrowings of $227.2 million in 2011, as a result of borrowings used to finance the acquisition of our participation in Usiminas and the remaining non-controlling interests in Confab.

Our total liabilities to total assets ratio was 0.28:1 as of December 31, 2012 and 0.25:1 as of December 31, 2011.

Principal Sources of Funding

During 2012, we counted on cash flows from operations as well as additional bank financing to fund our transactions including investments of $1.3 billion in Brazil. Short-term bank borrowings were used as needed throughout the year.

Financial liabilities

During 2012, total financial debt increased by $813.3 million, to $1,744.2 million at December 31, 2012, from $930.9 million at December 31, 2011. During 2012, we entered into two syndicated loan agreements, one in January 2012, amounting to $350 million, to finance our investment in Usiminas and one in April 2012, amounting to $350 million, to finance the acquisition of the remaining minority interest in Confab.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans, including syndicated loans. As of December 31, 2012 U.S. dollar-denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 81% of total financial debt. For further information about our financial debt, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2012 and 2011:

Thousands of U.S. dollars	2012	2011

Bank borrowings	1,686,213	921,905
Bank overdrafts	55,802	8,711
Finance lease liabilities	2,177	260
Total borrowings	1,744,192	930,876

The weighted average interest rates before tax (considering hedge accounting), amounted to 2.6% at December 31, 2012 and to 3.8% at December 31, 2011.

The maturity of our financial debt is as follows:

Thousands of U.S. dollars At December 31, 2012	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
Borrowings	1,211,785	231,422	162,400	83,971	45,847	8,767	1,744,192
Interests to be accrued	18,615	12,802	5,753	3,344	748	230	41,492
Total	1,230,400	244,224	168,153	87,315	46,595	8,997	1,785,684

Our current debt to total debt ratio decreased from 0.84:1 as of December 31, 2011 to 0.69:1 as of December 31, 2012.

For information on our derivative financial instruments, please see “Quantitative and Qualitative Disclosure about Market Risk – Accounting for Derivative Financial Instruments and Hedging Activities” and note 25 “Derivative financial instruments” to our audited consolidated financial statements included in this annual report.

For information regarding the extent to which borrowings are at fixed rates, please see “Quantitative and Qualitative Disclosure about Market Risk”.

Significant Borrowings

Our most significant borrowings as of December 31, 2012 were as follows:

Millions of U.S. dollars
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2012	Tamsa	Several bank loans	420.8	2013 & 2014
January 2012	Confab	Syndicated	350.0	January 2017
April 2012	Maverick	Syndicated	350.0	April 2015
2012	Siderca	Several bank loans	223.7	Mainly 2013
2012	Dalmine	Several bank loans	162.7	Mainly 2013

The main covenants in our syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions on distributions, restrictions on investments, compliance with financial ratios (i.e., leverage ratio and interest coverage ratio) and restrictions on amendments or payments of subordinated indebtedness.

As of December 31, 2012, Tenaris was in compliance with all of its financial and other covenants.

Quantitative and Qualitative Disclosure about Market Risk

The multinational nature of our operations and customer base expose us to a variety of risks, including the effects of changes in foreign currency exchange rates, interest rates and commodity prices. In order to reduce the impact related to these exposures, management evaluates exposures on a consolidated basis to take advantage of natural exposure netting. For the residual exposures, we may enter into various derivative transactions in order to reduce potential adverse effects on our financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. We do not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

The following information should be read together with section 3, “Financial risk management” to our audited consolidated financial statements included elsewhere in this annual report.

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2012 and 2011 which included fixed and variable interest rate obligations, detailed by maturity date:

At December 31, 2012	Expected maturity date
	2013	2014	2015	2016	2017	Thereafter	Total(1)
	(in thousands of U.S. dollars)
Non-current Debt
Fixed rate	-	8,312	7,672	1,129	952	2,244	20,309
Floating rate	-	223,110	154,728	82,842	44,895	6,523	512,098

Current Debt
Fixed rate	758,465	-	-	-	-	-	758,465
Floating rate	453,320	-	-	-	-	-	453,320
	1,211,785	231,422	162,400	83,971	45,847	8,767	1,744,192

At December 31, 2011	Expected maturity date
	2012	2013	2014	2015	2016	Thereafter	Total(1)
	(in thousands of U.S. dollars)
Non-current Debt
Fixed rate	-	78,328	887	1,112	863	3,018	84,208
Floating rate	-	32,581	7,641	7,641	5,715	11,989	65,567

Current Debt
Fixed rate	567,726	-	-	-	-	-	567,726
Floating rate	213,375	-	-	-	-	-	213,375
	781,101	110,909	8,528	8,753	6,578	15,007	930,876

(1)As most borrowings are based on short-term fixed rates, or floating rates that approximate market rates, with interest rate resetting every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

The weighted average interest rates before tax (calculated using the rates set for each instrument at year end, in its corresponding currency and considering derivative financial instruments designated for hedge accounting), amounted to 2.6% at December 31, 2012 and to 3.8% at December 31, 2011.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2012 U.S. dollar denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 81% of total financial debt. For further information about our financial debt, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments. At December 31, 2012, we had variable interest rate debt of $965.4 million and fixed rate debt of $778.8 million. This risk is to a great extent mitigated by our investment portfolio.

In addition, in the past, we have entered into foreign exchange derivative contracts and/or interest rate swaps in order to mitigate the exposure to changes in interest rates, but there were no interest rate derivatives outstanding at December 31, 2012, nor at December 31, 2011.

Foreign Exchange Rate Risk

We manufacture and sell our products in a number of countries throughout the world and consequently we are exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar, the purpose of our foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Most of our revenues are determined or influenced by the U.S. dollar. In addition, most of our costs correspond to steelmaking raw materials and steel coils and plates, also determined or influenced by the U.S. dollar. However, outside the United States, a portion of our expenses is incurred in foreign currencies (e.g. labor costs). Therefore, when the U.S. dollar weakens in relation to the foreign currencies of the countries where we manufacture our products, the U.S. dollar-reported expenses increase. In 2012, a 5% weakening of the U.S. dollar average exchange rate against the currencies of the countries where we have labor costs would have decreased operating income by approximately 3%.

Our consolidated exposure to currency fluctuations is reviewed on a periodic basis. A number of hedging transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rate contracts.

Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities as reported in the income statement under IFRS may not reflect entirely management’s assessment of its foreign exchange risk hedging needs. Also, intercompany balances between our subsidiaries may generate exchange rate results to the extent that their functional currencies differ.

The value of our financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) that impact our profit and loss as of December 31, 2012.

All amounts in thousands of U.S. dollars
Currency Exposure	Functional currency	Long / (Short) Position
Argentine Peso	U.S. dollar	(168,816)
Euro	U.S. dollar	(117,370)
Canadian dollar	U.S. dollar	(37,782)
U.S. dollar	Brazilian real	(27,269)
Mexican Peso	U.S. dollar	(2,456)
Japanese Yen	U.S. dollar	2,099

The main relevant exposures as of December 31, 2012 corresponds to Argentine peso-denominated trade, social and fiscal payables at our Argentine subsidiaries which functional currency is the U.S. dollar, and Euro-denominated liabilities at certain subsidiaries which functional currency was the U.S. dollar.

Foreign Currency Derivative Contracts

At December 31, 2012 and 2011, Tenaris was party to foreign currency forward agreements as detailed below.

Thousands of U.S. dollars
Currencies	Contract	Contract Amount	Average contractual exchange rate	Term	Fair value at December 31, 2012
BRL/US$	Brazilian Real Forward sales	373,025	2.07	2013	824
US$/MXP	Mexican Peso Forward purchases	343,663	13.18	2013	1,324
US$/ARS	Argentine Peso Forward purchases	227,032	5.16	2013	1,301
US$/EUR	Euro Forward purchases	130,151	1.31	2013	1,201
BRL/EUR	Euro Forward purchases / Brazilian Real Forward Sales	113,994	2.67	2013	1,272
CAD/US$	Canadian Dollar Forward sales	96,163	1.00	2013	(105)
KWD/US$	Kuwaiti Dinar Forward sales	52,460	0.28	2013	(151)
COP/US$	Colombian Pesos Forward sales	30,927	1,823.00	2013	(847)
Others		-	-	-	(998)
					3,821

Thousands of U.S. dollars
Currencies	Contract	Contract Amount	Average contractual exchange rate	Term	Fair value at December 31, 2011
US$/MXP	Mexican Peso Forward purchases	260,327	12.26	2013	(41,163)
BRL/US$	Brazilian Real Forward sales	53,817	1.79	2012	3,260
US$/ARS	Argentine Peso Forward purchases	352,920	4.53	2012	(842)
CAD/US$	Canadian Dollar Forward sales	63,828	1.03	2012	(749)
Others		-	-	-	(308)
US$ / CAD	Canadian Dollar Forward Purchases (Embedded into purchase contract)	198,927	1.03	2017	435
					(39,367)

Accounting for Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are classified as financial assets (or liabilities) at fair value through profit or loss. Their fair value is calculated using standard pricing techniques and, as a general rule, we recognize the full amount related to the change in its fair value under financial results in the current period.

We designate for hedge accounting certain derivatives that hedge risks associated with recognized assets, liabilities or highly probable forecast transactions. These instruments are classified as cash flow hedges. The effective portion of the fair value of such derivatives is accumulated in a reserve account in equity. Amounts accumulated in equity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item are recorded. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of our derivative financial instruments (assets or liabilities) continues to be reflected on the consolidated statement of financial position.

At December 31, 2012, the effective portion of designated cash flow hedges, included in other reserves in shareholders’ equity amounted to a loss of $2.9 million.

Concentration of credit risk

There is no significant concentration of credit from customers. No single customer comprised more than 10% of our net sales in 2012.

Our credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow us to use credit insurance, letters of credit and other instruments designed to minimize credit risk whenever deemed necessary. We maintain allowances for potential credit losses.

Commodity Price Sensitivity

We use commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. As a consequence, we are exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Although we fix the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general we do not hedge this risk. In the past we have occasionally used commodity derivative instruments to hedge certain fluctuations in the market prices of raw material and energy.

Recent Developments

CSN Lawsuit Seeking Tender Offer to Minority Holders of Usiminas Ordinary Shares

Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and various subsidiaries of Ternium. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or 28.8 Brazilian reais (BRL), and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in the offer.

Tenaris believes that CSN's allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil's securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement. Accordingly, no provision was recorded in the audited consolidated financial statements included in this annual report.

Annual Dividend Proposal

On February 21, 2013 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on May 2, 2013, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $507.6 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153.5 million, paid in November 2012. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354.2 million will be paid on May 23, 2013, with an ex-dividend date of May 20, 2013. Our audited consolidated financial statements included in this annual report do not reflect this dividend payable.

Appointment of Chief Financial Officer

Effective as of July 1, 2013, Edgardo Carlos will assume the position of Chief Financial Officer, replacing Ricardo Soler.

Mr. Carlos previously served as our financial director, as administration & finance director for Mexico and Central America, and currently holds the position of economic and financial planning director.

Environmental Regulation

We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. International environmental requirements vary.

The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.

Compliance with applicable environmental laws and regulations is a significant factor in our business. We have not been subject to any material penalty for any material environmental violation in the last five years, and we are not aware of any current material legal or administrative proceedings pending against us with respect to environmental matters which could have an adverse material impact on our financial condition or results of operations.
Item 14.

Related Party Transactions

Tenaris is a party to several related party transactions, which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin or in which San Faustin holds significant interests. Material related party transactions, as explained in Corporate Governance – Audit Committee, are subject to the review of the audit committee of the Company’s board of directors and the requirements of the Company’s articles of association and Luxembourg law. For further detail on Tenaris’s related party transactions, see Note 29 “Related party transactions” to our audited consolidated financial statements, included in this annual report.

Employees

The following table shows the number of persons employed by Tenaris:

At December 31,
2012
Argentina	6,621
Mexico	4,930
United States	3,522
Brazil	3,161
Italy	2,493
Romania	1,534
Canada	1,334
Indonesia	752
Colombia	623
Japan	593
Other Countries	1,110
Total employees	26,673

At December 31, 2011 and December 31, 2010, the number of persons employed by Tenaris was 26,980 and 25,422 respectively.

The number of our employees remained relatively stable during 2012.

Approximately 55% of our employees are unionized. We believe that we enjoy good or satisfactory relations with our employees and their unions in each of the countries in which we have manufacturing facilities, and we have not experienced any major strikes or other labor conflicts with a material impact on our operations over the last five years. In some of the countries in which we have significant production facilities (e.g., Argentina and Brazil), the revaluation of local currencies against the U.S. dollar, together with inflationary pressures, negatively affect our costs, increase labor demands and could eventually generate higher levels of labor conflicts.

Corporate Governance

The Company’s corporate governance practices are governed by Luxembourg Law (including, among others, the law of August 10, 1915 on commercial companies, the law of January 11, 2008, implementing the European Union’s transparency directive, and the law of May 24, 2011, implementing the European Union’s directive on the exercise of certain shareholders’ rights in general meetings of listed companies) and the Company’s articles of association. As a Luxembourg company listed on the New York Stock Exchange (the NYSE), the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) and Borsa Italiana S.p.A. (the Italian Stock Exchange), the Company is required to comply with some, but not all, of the corporate governance standards of these exchanges. The Company, however, believes that its corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which the Company’s securities trade.

For a summary of the significant ways in which the Company’s corporate governance practices differ from the corporate governance standards required for controlled companies by the exchanges on which the Company’s shares trade, please visit our website at http://www.tenaris.com/investors/

Shareholders’ Meetings; Voting Rights; Election of Directors

Each Share entitles the holder to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law. Pursuant to applicable Luxembourg law, the Company must give notice of the calling of any general shareholders’ meeting at least 30 days prior to the date for which the meeting is being called, by publishing the relevant convening notice in the Luxembourg Official Gazette and in a leading newspaper having general circulation in Luxembourg and by issuing a press release informing of the calling of such meeting. If an extraordinary general shareholders’ meeting is adjourned for lack of a quorum, a new convening notice must be published at least 17 days prior to the date for which the second-call meeting is being called. In case Shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also comply with the requirements (including as to content and publicity) and follow the customary practices of such regulated market.

Pursuant to our articles of association, for as long as the Shares or other securities of the Company are listed on a regulated market within the European Union (as they currently are), and unless as may otherwise be provided by applicable law, only shareholders holding shares of the Company as of midnight, central European time, on the day that is fourteen days prior to the day of any given general shareholders’ meeting can attend and vote at such meeting. The board of directors may determine other conditions that must be satisfied by shareholders in order to participate in a general shareholders’ meeting in person or by proxy, including with respect to deadlines for submitting supporting documentation to or for the Company.

No attendance quorum is required at ordinary general shareholders’ meetings, and resolutions may be adopted by a simple majority vote of the Shares represented and voted at the meeting. Unless as may otherwise be provided by applicable Luxembourg law, an extraordinary general shareholders’ meeting may not validly deliberate on proposed amendments to the Company’s articles of association unless a quorum of at least 50% of the issued share capital is represented at the meeting. If a quorum is not reached, such meeting may be reconvened at a later date with no quorum requirements by means of the notification procedures described above. In both cases, the Luxembourg Companies Law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting as to amendments to the Company’s articles of association be adopted by a two-thirds majority votes of the Shares represented at the meeting. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors are elected at ordinary general shareholders’ meetings.

Cumulative voting is not permitted. The Company’s articles of association do not provide for staggered terms and directors are elected for a maximum of one year and may be reappointed or removed by the general shareholders’ meeting at any time, with or without cause, by resolution passed by a simple majority vote of the Shares represented and voted at the meeting. In the case of a vacancy occurring in the Board of Directors, the remaining directors may temporarily fill such vacancy with a temporary director appointed by resolution adopted with the affirmative vote of a majority of the remaining directors; provided that the next general shareholder’s meeting shall be called upon to ratify such appointment. The term of any such temporary director shall expire at the end of the term of office of the director whom such temporary director replaced.

The next Company’s annual general shareholders’ meeting that will consider, among other things, our audited consolidated financial statements and annual accounts included in this annual report will take place in Luxembourg, on Thursday May 2, 2013 at 9:30 A.M., Luxembourg time.

The rights of the shareholders attending the meetings are governed by the Luxembourg law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies. For a description of the items of the agenda of the meetings and the procedures for attending and voting the meetings, please see the “Notice of the Annual General Meeting of Shareholders and of an Extraordinary General Meeting of Shareholders” on the Company’s website at www.tenaris.com/investors.

Board of Directors

Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Company’s shares are listed on at least one stock exchange, the minimum number of directors must be five. The Company’s current board of directors is composed of ten directors.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. A majority of the members of the board of directors in office present or represented at the board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In the case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting also determines the number of directors that will constitute the board and their compensation. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote, irrespective of the number of shares represented at the meeting.

Under the Company’s articles of association, until May 12, 2017, the board of directors is authorized to increase the issued share capital in whole or in part from time to time, through issues of shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. However, under the Company’s articles of association, the Company’s existing shareholders shall have a preferential right to subscribe for any new Shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preferential subscription rights shall apply):

●
any issuance of Shares (including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into Shares) against a contribution other than in cash;

●
any issuance of Shares (including by way of free Shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into Shares, or similar instruments convertible or exchangeable into Shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Amendment of the Company’s articles of association requires the approval of shareholders at an extraordinary shareholders’ meeting with a two-thirds majority vote of the Shares present or represented at the meeting.

The following table sets forth the name of the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2012

Roberto Bonatti(1)	Director	President of San Faustin	10	63
Carlos Condorelli	Director	Director of Tenaris and Ternium	6	61
Carlos Franck	Director	President of Santa María	10	62
Roberto Monti	Director	Member of the board of directors of Petrobras Energia	8	73
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustin	10	64
Paolo Rocca(1)	Director	Chairman and chief executive officer of Tenaris	11	60
Jaime Serra Puche	Director	Chairman of SAI Consultores	10	61
Alberto Valsecchi	Director	Director of Tenaris	5	68
Amadeo Vázquez y Vázquez	Director	Director of Gas Natural Ban S.A.	10	70
Guillermo Vogel	Director	Vice chairman of Tamsa	10	62

___________
(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Roberto Bonatti. Mr. Bonatti is a member of the Company’s board of directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A.. He is also a member of the board of directors of Ternium.  Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli is a member of the Company’s board of directors. He served as our chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar S.A.I.C., or Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Carlos Franck. Mr. Franck is a member of the Company’s board of directors. He is president of Santa María S.A.I.F. and Inverban S.A. and a member of the board of directors of Siderca, Techint Financial Corporation N.V., Techint Holdings S.à r.l., Siderar and Tecgas N.V. He has financial planning and control responsibilities in subsidiaries of San Faustin. He serves as treasurer of the board of the Di Tella University. Mr. Franck is an Argentine citizen.

Roberto Monti. Mr. Monti is a member of the Company’s board of directors. He is member of the board of directors of Petrobras Energia. He has served as vice president of Exploration and Production of Repsol YPF and chairman and chief executive officer of YPF. He was also president of Dowell, a subsidiary of Schlumberger and president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Ternium, president of the Humanitas Group and honorary president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and president of Tenova S.p.A.  In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A., Brembo and Buzzi Unicem. He is chairman of the board of the Italian Institute of Technology. He is a member of the Advisory Board of Allianz Group, the Trilateral Commission and the European Advisory Board of Harvard Business School. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. Mr. Rocca is a member of the International Advisory Committee of the New York Stock Exchange. Mr. Rocca is an Italian citizen.

Jaime Serra Puche. Mr. Serra Puche is a member of the Company’s board of directors. He is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of Chiquita Brands International, the Mexico Fund, Grupo Vitro, Grupo Modelo and Grupo Financiero BBVA Bancomer. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Alberto Valsecchi. Mr. Valsecchi is a member of the Company’s board of directors. He served as our chief operating officer from February 2004 until July 2007. He joined the Techint group in 1968 and has held various positions within Tenaris and other Techint group companies. He has retired from his executive positions. He is also a member of the board of directors of San Faustin and has been elected as the chairman of the board of directors of Dalmine, a position he assumed in May 2008. Mr. Valsecchi is an Italian citizen.

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Company’s board of directors. He is an independent member of the board of directors of Gas Natural Ban S.A. He is a member of the Asociación Empresaria Argentina, of the Fundación Mediterránea, and of the Advisory Board of the Fundación de Investigaciones Económicas Latinoamericanas. He served as chief executive officer of Banco Río de la Plata S.A. until August 1997 and was also the chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors. He is the vice chairman of Tamsa, the chairman of Grupo Collado S.A.B. de C.V, the vice chairman of Estilo y Vanidad S.A. de C.V. and a member of the board of directors of each of Alfa S.A.B. de C.V., the American Iron and Steel Institute, the North American Steel Council, the Universidad Panamericana and the IPADE. In addition, he is a member of the board of directors and the investment committee of the Corporación Mexicana de Inversiones de Capital. Mr. Vogel is a Mexican citizen.

Director Liability

Each director must act in the interest of the Company, and in accordance with applicable laws, regulations, and the Company’s articles of association. Directors are also bound by a general duty of care owed to the Company.

Under Luxembourg law, a director may be liable to the Company for any damage caused by management errors, such as wrongful acts committed during the execution of his or her mandate, and to the Company, its shareholders and third parties in the event that the Company, its shareholders or third parties suffer a loss due to an infringement of either the Luxembourg law on commercial companies or the Company’s articles of association.

Under Luxembourg law, any director having a conflict of interest in respect of a transaction submitted for approval to the board of directors may not take part in the deliberations concerning such transaction and must inform the board of such conflict and cause a record of his statement to be included in the minutes of the meeting. Subject to certain exceptions, transactions in which any directors may have had an interest conflicting with that of the Company must be reported at the next general shareholders’ meeting following any such transaction.

A director will not be liable for acts committed pursuant to a board  resolution if, notwithstanding his or her presence at the board meeting at which such resolution was adopted, such director advised the board of directors that he or she opposed the resolution and caused a record of such opposition to be included in the minutes of the meeting.
Causes of action against directors for damages may be initiated by the Company upon a resolution of the general shareholders’ meeting passed by a simple majority vote, irrespective of the number of shares represented at the meeting. Causes of action against directors who misappropriate corporate assets or commit a breach of trust may be brought by any shareholder for personal losses different from those of the Company.
It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the annual accounts of the Company at the annual general shareholders meeting. However, such discharge will not release the directors from liability for any damage caused by wrongful acts committed during the execution of their mandate or due to an infringement of either the Luxembourg law on commercial companies or the Company’s articles of association vis-à-vis third parties.

Audit Committee

Pursuant to the Company’s articles of association, as supplemented by the audit committee’s charter, for as long as the Company’s shares are listed on at least one stock exchange, the Company must have an audit committee composed of three members, all of which must qualify as independent directors under the Company’s articles of association.

Under the Company’s articles of association, an independent director is a director who:

●	is not and has not been employed by us or our subsidiaries in an executive capacity for the preceding five years;

●	is not a person that controls us, directly or indirectly, and is not a member of the board of directors of a company controlling us, directly or indirectly;

●	does not have (and is not affiliated with a company or a firm that has) a significant business relationship with us, our subsidiaries or our controlling shareholder;

●	is not and has not been affiliated with or employed by a present or former auditor of us, our subsidiaries or our controlling shareholder for the preceding five years; and

●	is not a spouse, parent, sibling or relative up to the third degree of any of the above persons.

The Company’s board of directors has an audit committee consisting of three members. On May 2, 2012, the Company’s board of directors reappointed Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti as members of our audit committee. All three members of the audit committee qualify as independent directors under the Company’s articles of association.

Under the Company’s articles of association, the audit committee is required to report to the board of directors on its activities from time to time, and on the adequacy of the systems of internal control over financial reporting once a year at the time the annual accounts are approved. In addition, the charter of the audit committee sets forth, among other things, the audit committee’s purpose and responsibilities. The audit committee assists the board of directors in its oversight responsibilities with respect to our financial statements, and the independence, performance and fees of our independent auditors. The audit committee also performs other duties entrusted to it by the Company’s board of directors.

In addition, the audit committee is required by the Company’s articles of association to review “material transactions”, as such term is defined under the Company’s articles of association, to be entered into by the Company or its subsidiaries with “related parties”, as such term is defined in the Company’s articles of association, in order to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries. In the case of material transactions entered into by the Company’s subsidiaries with related parties, the Company’s audit committee will review those transactions entered into by those subsidiaries whose boards of directors do not have independent members.

Under the Company’s articles of association, as supplemented by the audit committee’s charter, a material transaction is:

●
any transaction between the Company or its subsidiaries with related parties (x) with an individual value equal to or greater than $10 million, or (y) with an individual value lower than $10 million, when the aggregate sum – as reflected in the financial statements of the four fiscal quarters of the Company preceding the date of determination- of any series of transactions for such lower value that can be deemed to be parts of a unique or single transaction (but excluding any transactions that were reviewed and approved by Company’s audit committee or board of directors, as applicable, or the independent members of the board of directors of any of its subsidiaries) exceeds 1.5% of the Company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made;

●	any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) affecting the Company for the benefit of, or involving, a related party; and

●
any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) not reviewed and approved by the independent members of the board of directors of any of the Company’s direct or indirect subsidiaries, affecting any of the Company’s direct or indirect subsidiaries for the benefit of, or involving, a related party.

The audit committee has the power (to the maximum extent permitted by applicable laws) to request that the Company or relevant subsidiary provide any information necessary for it to review any material transaction. A related party transaction shall not be entered into without prior review by the Company’s audit committee and approval by the board of directors unless (i) the circumstances underlying the proposed transaction justify that it be entered into before it can be reviewed by the Company’s audit committee or approved by the board of directors and (ii) the related party agrees to unwind the transaction if the Company’s audit committee or board of directors does not approve it.

The audit committee has the authority to engage independent counsel and other advisors to review specific issues as the committee may deem necessary to carry out its duties and to conduct any investigation appropriate to fulfill its responsibilities, and has direct access to the Company’s internal and external auditors as well as to the Company’s management and employees and, subject to applicable laws, its subsidiaries.

Senior Management

Our current senior management as of the date of this annual report consists of:
Name	Position	Age at December 31, 2012
Paolo Rocca	Chairman and Chief Executive Officer	60
Ricardo Soler(*)	Chief Financial Officer	61
Gabriel Casanova	Supply Chain Director	54
Carlos Pappier	Chief Process and Information Officer	51
Marco Radnic	Human Resources Director	63
Marcelo Ramos	Technology Director	49
Vincenzo Crapanzano	Industrial Director	60
Germán Curá	North American Area Manager	50
Sergio de la Maza	Central American Area Manager	56
Renato Catallini	Brazilian Area Manager	46
Javier Martínez Alvarez	Southern Cone Area Manager	46
Alejandro Lammertyn	Eastern Hemisphere Area Manager	47
Luca Zanotti	European Area Manager	45

(*) Effective as of July 1, 2013, Edgardo Carlos will replace Ricardo Soler as chief financial officer.

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. Mr. Rocca is a member of the International Advisory Committee of the New York Stock Exchange. Mr. Rocca is an Italian citizen.

Ricardo Soler.  Mr. Soler currently serves as our chief financial officer, a position that he assumed in October 2007 and since September 2012 the ad interim director of the Planning Department. Previously he served as chief executive officer of Hydril and from 1999 until November 2006 served as managing director of our welded pipe operations in South America and as executive vice-president of Confab and Siat. He started his career in the Techint group in 1973 as a planning analyst at Siderar. He served as Siderca's financial director from 1993 until 1995. Mr. Soler is an Argentine citizen.

Edgardo Carlos.  Mr. Carlos who will assume the position of chief financial officer on July 1, 2013, currently serves as our economic & financial planning director, reporting to the chief financial officer. He joined the Techint Group in 1987 in the accounting department of Siderar. After serving as financial manager for Sidor, in Venezuela, in 2001 he joined Tenaris as our financial director. In 2005 he was appointed administration & financial manager for North America and in 2007 he became administration & financial director for Central America. In 2009 he was appointed economic & financial planning director. Mr. Carlos is an Argentine citizen.

Gabriel Casanova. Mr. Casanova currently serves as our supply chain director, with responsibility for the execution of all contractual deliveries to customers. After graduating as a marine and mechanical engineer, he joined Siderca’s export department in 1987.  In 1995 he became Siderca’s Chief Representative in China and from 1997 to 2009 he held several positions in the commercial area in Dalmine. In 2009 he became the head of our supply chain network and in October 2012 he assumed his current position. Mr. Casanova is an Argentine citizen.

Carlos Pappier.  Mr. Pappier currently serves as our chief process and information officer. Previously, he served as planning director. He began his career within the Techint group in 1984 as a cost analyst in Siderar. After holding several positions within Tenaris and other Techint group companies in 2002, he became chief of staff of Tenaris. He assumed his current position in May 2010. Mr. Pappier is an Argentine citizen.

Marco Radnic.  Mr. Radnic currently serves as our human resources director. He began his career within the Techint group in the Industrial Engineering Department of Siderar in 1975. Later he held several positions in the technical departments of Siderca and various companies within the Techint group. After holding several positions in the marketing and procurement areas in Europe, in 1996 he became commercial director of Dalmine. In 1998, he became the director of our Process and Power Services business unit. In 2001, he was appointed chief of staff for Paolo Rocca in Buenos Aires. He assumed his current position in December 2002. Mr. Radnic is an Argentine citizen.

Marcelo Ramos.  Mr. Ramos currently serves as our technology director, with responsibility over technology and quality. Previously he served as quality director and managing director of NKKTubes and our Japanese operations. He joined the Techint group in 1987 and has held various positions within Tenaris including quality control director at Siderca. He assumed his current position in April 2010, when the quality and technology departments were combined. Mr. Ramos is an Argentine citizen.

Vincenzo Crapanzano. Mr. Crapanzano currently serves as our industrial director, a position he assumed in April 2011. Previously he served as our European area manager, Mexican area manager and executive vice president of Tamsa. Prior to joining Tenaris, he held various positions at Grupo Falck from 1979 to 1989. When Dalmine acquired the tubular assets of Grupo Falck in 1990, he was appointed managing director of the cold drawn tubes division. He is also vice president of Centro Sviluppo Materiali S.p.A, and of Federacciai. Mr. Crapanzano is an Italian citizen.

Germán Curá.  Mr. Curá currently serves as our North American area manager. He is a marine engineer and was first employed with Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East office, president of Algoma Tubes, president and chief executive officer of Maverick Tubulars and president and chief executive officer of Hydril, director of our Oilfield Services business unit and Tenaris commercial director. He was also a member of the board of directors of the American Petroleum Institute (API). He assumed his current position in October 2006. Mr. Curá is an USA citizen.

Sergio de la Maza.  Mr. de la Maza currently serves as our Central American area manager and also serves as a director and executive vice-president of Tamsa. Previously he served as our Mexican area manager. He first joined Tamsa in 1980. From 1983 to 1988, Mr. de la Maza worked in several positions in Tamsa and Dalmine. He then became manager of Tamsa’s new pipe factory and later served as manufacturing manager and quality director of Tamsa. Subsequently, he was named manufacturing director of Siderca. He assumed his current position in 2006. Mr. de la Maza is a Mexican citizen.

Renato Catallini.  Mr. Catallini currently serves as our Brazilian area manager, a position that he assumed in October 2012, after having served as our supply chain director since August 2007. He joined Tenaris in 2001 in the supply management area, as a general manager of Exiros Argentina. In July 2002, he was appointed operations director and subsequently, in January 2005, became managing director of Exiros. Before joining Tenaris, he worked for ten years in the energy sector, working for TGN, Nova Gas Internacional, TransCanada Pipelines and TotalFinaElf, among others. Mr. Catallini is an Argentine citizen.

Javier Martínez Alvarez. Mr. Martínez Alvarez currently serves as our Southern Cone area manager, a position he assumed in June 2010, having previously served as our Andean area manager. He began his career in the Techint group in 1990, holding several positions including planning manager of Siderar and commercial director of Ternium-Sidor. In 2006, he joined Tenaris as our Venezuela area manager. Mr Martínez Alvarez is an Argentine citizen.

Alejandro Lammertyn.  Mr. Lammertyn currently serves as our Eastern Hemisphere Area Manager based in Dubai. He assumed his current position in August 2010, after a restructuring of the commercial department aimed at strengthening our regional presence in the eastern hemisphere. Mr. Lammertyn began his career with Tenaris in 1990. Previously he served as assistant to the CEO for marketing, organizational model and mill allocation matters, supply chain director and commercial director. Mr. Lammertyn is an Argentine citizen.

Luca Zanotti.  Mr. Zanotti currently serves as our European area manager, a position he assumed in April 2011. He joined Tenaris in 2002 as planning and administration director in Exiros, the supply management area. He was later appointed raw materials director and in July 2007 became managing director of Exiros, a position he held until June 2010. In July 2010 he became the senior assistant to the European area manager. Before joining Tenaris, he was a senior manager at A.T. Kearney in Milan, where he worked from 1998 to 2002, and prior to that he held various business development positions in the Far East for Lovato Electric. Mr. Zanotti is an Italian citizen.

Directors’ and senior management compensation

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received as compensation for their services for the year 2012 a fee of $80,000. The chairman of the audit committee received as additional compensation a fee of $60,000 while the other members of the audit committee received an additional fee of $50,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

The aggregate cash compensation received by directors and senior management for the years ended December 31, 2012, 2011 and 2010, amounted to $24.1 million, $25.7 million and $18.6 million, respectively. In addition, directors and senior management received 542 thousand, 555 thousand and 485 thousand units, for a total amount of $5.2 million, $4.9 million and $4.1 million, respectively, in connection with the Employee retention and long term incentive program described in note O (d) “Employee benefits –Employee retention and long term incentive program” to our audited consolidated financial statements included in this annual report.

There are no service contracts between any director and Tenaris that provide for material benefits upon termination of employment.

Auditors

The Company’s articles of association require the appointment of an independent audit firm in accordance with applicable law. The primary responsibility of the auditor is to audit the Company’s annual accounts and to submit a report on the accounts to shareholders at the annual shareholders’ meeting. In accordance with applicable law, auditors are chosen from among the members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises). Auditors are appointed by the general shareholders’ meeting upon recommendation from our audit committee through a resolution passed by a simple majority vote, irrespective of the number of Shares represented at the meeting, to serve one-year renewable terms. Auditors may be dismissed by the general shareholders meeting at any time, with or without cause. Luxembourg law does not allow directors to serve concurrently as independent auditors.  As part of their duties, the auditors report directly to the audit committee.

The Company’s audit committee is responsible for, among other things, the oversight of the Company’s independent auditors. The audit committee has adopted in its charter a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors.  Under the policy, the audit committee makes its recommendations to the shareholders’ meeting concerning the continuing appointment or termination of the Company’s independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves, ad-referendum of the general shareholders’ meeting, the related fees. The general shareholders’ meeting normally approves such audit fees and authorizes the audit committee to approve any increase or reallocation of such audit fees as may be necessary, appropriate or desirable under the circumstances. The audit committee delegates to its Chairman the authority to consider and approve, on behalf of the audit committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee’s approval can be undertaken by the independent auditor.

Our independent auditor for the fiscal year ended December 31, 2012, appointed by the shareholders’ meeting held on May 2, 2012, was PricewaterhouseCoopers Société Coopérative., Réviseur d’entreprises agree in connection with all of our annual accounts and financial statements.

Fees Paid to the Company’s Independent Auditor
In 2012, PwC served as the principal external auditor for the Company. Fees payable to PwC in 2012 are detailed below.

For the year ended December 31,
Thousands of U.S. dollars	2012

Audit Fees	5,446
Audit-Related Fees	335
Tax Fees	137
All Other Fees	32
Total	5,950

Audit Fees
Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for the SEC or other regulatory filings.

Audit-Related Fees
Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company and its subsidiaries included in their annual reports that are filed with their respective regulators.

Tax Fees
Fees paid for tax compliance professional services.

All Other Fees
Fees paid for the support in the development of training courses.

Share Ownership

To our knowledge, the total number of Shares (in the form of ordinary shares or ADSs) beneficially owned by our directors and senior management as of February 28, 2013 was 1,400,839, which represents 0.12% of our outstanding Shares.

The following table provides information regarding share ownership by our directors and senior management:

Director or Officer	Number of Shares Held
Guillermo Vogel	1,325,446
Carlos Condorelli	67,211
Ricardo Soler	8,182
Total	1,400,839

Major Shareholders

The following table shows the beneficial ownership of the Shares by (1) the Company’s major shareholders (persons or entities that have notified the Company of holdings in excess of 5% of the Company’s voting rights), (2) non-affiliated public shareholders, and (3) the Company’s directors and senior management as a group. The information below is based on the most recent information provided to the Company.

Identity of Person or Group	Number	Percent

San Faustin (1)	713,605,187	60.45%
Aberdeen Asset Management PLC’s Fund Management Operating Subsidiaries (2)	59,184,400	5.01%
Directors and senior management as a group	1,400,839	0.12%
Public	406,346,404	34.42%
Total	1,180,536,830	100.00%
__________
(1)
San Faustin owns all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l. The Dutch private foundation (Stichting) Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin ("RP STAK") holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

(2)
 On April 27, 2011, Aberdeen Asset Management PLC's Fund Management Operating Subsidiaries informed Tenaris, pursuant to the Luxembourg Transparency Law, that as of April 26, 2011, it is deemed to be the beneficial owner of 59,184,400 ordinary shares of Tenaris, par value U.S.$ 1.00 per share, representing 5.01% of Tenaris's issued and outstanding capital and votes.

The voting rights of the Company’s major shareholders do not differ from the voting rights of other shareholders. None of its outstanding shares have any special control rights. There are no restrictions on voting rights, nor are there, to the Company’s knowledge, any agreements among shareholders of the Company that might result in restrictions on the transfer of securities or the exercise of voting rights.

The Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company. The Company does not know of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

Information required under the Luxembourg Law on takeovers of May 19, 2006

The Company has an authorized share capital of a single class of 2,500,000,000 shares with a par value of $ 1.00 per share. Our authorized share capital is fixed by the Company’s articles of association as amended from time to time with the approval of our shareholders in an extraordinary shareholders’ meeting. There were 1,180,536,830 shares issued as of December 31, 2012. All issued shares are fully paid.

The Company’s articles of association authorize the board of directors until May 12, 2017, to increase the issued share capital in whole or in part from time to time, through issues of shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. However, under the Company’s articles of association, the Company’s existing shareholders shall have a preferential right to subscribe for any new Shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preferential subscription rights shall apply):

●
any issuance of Shares (including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into Shares) against a contribution other than in cash;

●
any issuance of Shares (including by way of free Shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into Shares, or similar instruments convertible or exchangeable into Shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

The Company’s articles of association do not contain any redemption or sinking fund provisions, nor do they impose any restrictions on the transfer of the Company’s shares.

Amendment of the Company’s articles of association requires the approval of shareholders at an extraordinary shareholders’ meeting with a two-thirds majority vote of the Shares represented at the meeting.

The Company is controlled by San Faustin, which owns 60.45% of the Company’s outstanding shares, through its wholly owned subsidiary Techint Holdings S.à r.l. The Dutch private foundation (Stichting) RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

Our directors and senior management as a group own 0.12% of the Company’s outstanding shares, while the remaining 39.43% are publicly traded. The Company’s shares trade on the Italian Stock Exchange, the Buenos Aires Stock Exchange and the Mexican Stock Exchange; in addition, the Company’s ADSs trade on the New York Stock Exchange. See “Corporate Governance – Major Shareholders”.

None of the Company’s outstanding securities has any special control rights. There are no restrictions on voting rights, nor are there, to our knowledge, any agreements among our shareholders that might result in restrictions on the transfer of securities or the exercise of voting rights.

There are no significant agreements to which the Company is a party and which take effect, alter or terminate in the event of a change in the control of the Company following a takeover bid, thereby materially and adversely affecting the Company, nor are there any agreements between us and members of our board of directors or employees that provide for compensation if they resign or are made redundant without reason, or if their employment ceases pursuant to a takeover bid.

Management is vested in a board of directors. Directors are elected at the annual ordinary shareholders’ meeting to serve one-year renewable terms. See “Corporate Governance – Board of Directors”.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Tenaris’s internal control over financial reporting was designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements for external purposes in accordance with IFRS.

In addition, under the Company’s articles of association, the audit committee is required to report to the board of directors on its activities from time to time, and on the adequacy of the systems of internal control over financial reporting once a year at the time the annual accounts are approved.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or omissions. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On a yearly basis, management conducts its assessment of the effectiveness of Tenaris’s internal control over financial reporting based on the framework in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management Certification

We confirm, to the best of our knowledge, that:

1.
the consolidated financial statements prepared in conformity with International Financial Reporting Standards, included in this annual report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole;

2.
the annual accounts prepared in accordance with Luxembourg legal and regulatory requirements, included in this annual report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A.; and

3.
the consolidated management report, which has been combined with the management report for Tenaris S.A., included in this annual report, gives a fair review of the development and performance of the business and the position of Tenaris S.A., or Tenaris S.A. and its consolidated subsidiaries, taken as a whole, as applicable, together with a description of the principal risks and uncertainties they face.

/s/ Paolo Rocca
Chief Executive Officer
Paolo Rocca
March 27, 2013

/s/ Ricardo Soler
Chief Financial Officer
Ricardo Soler
March 27, 2013

Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

Audit report

To the Shareholders of
Tenaris S.A.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Tenaris S.A. and its subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2012, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and a summary of significant accounting policies and other explanatory information.

Board of Directors’ responsibility for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in accordance with International Financial Reporting Standards as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Responsibility of the “Réviseur d’entreprises agréé”

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the judgment of the “Réviseur d’entreprises agréé” including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the “Réviseur d’entreprises agréé” considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers, Société coopérative, 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F:+352 494848 2900, www.pwc.lu
Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

Opinion

In our opinion, these consolidated financial statements give a true and fair view of the consolidated financial position of Tenaris S.A. and its subsidiaries as of December 31, 2012, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in accordance with International Financial Reporting Standards as adopted by the European Union.

Report on other legal and regulatory requirements

The management report, including the corporate governance statement, which is the responsibility of the Board of Directors, is consistent with the consolidated financial statements and includes the information required by the law with respect to the corporate governance statement.

PricewaterhouseCoopers, Société coopérative	Luxembourg, 27 March 2013
Represented by

Fabrice Goffin

PricewaterhouseCoopers, Société coopérative, 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F:+352 494848 2900, www.pwc.lu
Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31,
	Notes	2012	2011	2010
Continuing operations
Net sales	1	10,834,030	9,972,478	7,711,598
Cost of sales	2	(6,637,293)	(6,273,407)	(4,748,767)
Gross profit		4,196,737	3,699,071	2,962,831
Selling, general and administrative expenses	3	(1,883,789)	(1,859,240)	(1,522,410)
Other operating income	5	71,380	11,541	85,658
Other operating expenses	5	(27,721)	(6,491)	(7,029)
Operating income		2,356,607	1,844,881	1,519,050
Interest income	6	33,459	30,840	32,855
Interest expense	6	(55,507)	(52,407)	(64,103)
Other financial results	6	(28,056)	11,268	(21,305)
Income before equity in earnings of associated companies and income tax		2,306,503	1,834,582	1,466,497
Equity in (losses) earnings of associated companies	7	(63,534)	61,509	70,057
Income before income tax		2,242,969	1,896,091	1,536,554
Income tax	8	(541,558)	(475,370)	(395,507)
Income for the year		1,701,411	1,420,721	1,141,047

Attributable to:
Owners of the parent		1,699,047	1,331,157	1,127,367
Non-controlling interests	27	2,364	89,564	13,680
		1,701,411	1,420,721	1,141,047

Earnings per share attributable to the owners of the parent during year:
Weighted average number of ordinary shares (thousands)	9	1,180,537	1,180,537	1,180,537

Basic and diluted earnings per share (U.S. dollars per share)	9	1.44	1.13	0.95
Basic and diluted earnings per ADS (U.S. dollars per ADS)	9	2.88	2.26	1.91

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2012	2011	2010

Income for the year	1,701,411	1,420,721	1,141,047
Other comprehensive income:
Currency translation adjustment	(4,547)	(325,792)	108,184
Changes in the fair value of derivatives held as cash flow hedges	5,631	983	7,649
Share of other comprehensive income of associates:
- Currency translation adjustment	(108,480)	(43,278)	11,413
- Changes in the fair value of derivatives held as cash flow hedges	2,078	730	1,049
Income tax relating to components of other comprehensive income (*)	(618)	(2,231)	(3,316)
Other comprehensive income for the year, net of tax	(105,936)	(369,588)	124,979
Total comprehensive income for the year	1,595,475	1,051,133	1,266,026

Attributable to:
Owners of the parent	1,598,910	1,010,520	1,211,945
Non-controlling interests	(3,435)	40,613	54,081
	1,595,475	1,051,133	1,266,026
 (*) Relates to cash flow hedges.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)			At December 31, 2012		At December 31, 2011
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10		4,434,970		4,053,653
Intangible assets, net	11		3,199,916		3,375,930
Investments in associated companies	12 & 27		983,061		670,248
Other investments	13		2,603		2,543
Deferred tax assets	21		214,199		234,760
Receivables	14		142,060	8,976,809	133,280	8,470,414
Current assets
Inventories	15		2,985,805		2,806,409
Receivables and prepayments	16		260,532		241,801
Current tax assets	17		175,562		168,329
Trade receivables	18		2,070,778		1,900,591
Available for sale assets	31		21,572		21,572
Other investments	19		644,409		430,776
Cash and cash equivalents	19		828,458	6,987,116	823,743	6,393,221
Total assets				15,963,925		14,863,635
EQUITY
Capital and reserves attributable to owners of the parent				11,388,016		10,506,227
Non-controlling interests	27			172,310		666,716
Total equity				11,560,326		11,172,943
LIABILITIES
Non-current liabilities
Borrowings	20		532,407		149,775
Deferred tax liabilities	21		749,235		828,545
Other liabilities	22	(i)	225,398		233,653
Provisions	23 (ii)		67,185		72,975
Trade payables			-	1,574,225	2,045	1,286,993
Current liabilities
Borrowings	20		1,211,785		781,101
Current tax liabilities	17		254,603		326,480
Other liabilities	22 (ii)		318,828		305,214
Provisions	24 (ii)		26,958		33,605
Customer advances			134,010		55,564
Trade payables			883,190	2,829,374	901,735	2,403,699
Total liabilities				4,403,599		3,690,692
Total equity and liabilities				15,963,925		14,863,635
Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total

Balance at January 1, 2012	1,180,537	118,054	609,733	(211,366)	9,688	8,799,581	10,506,227	666,716	11,172,943

Income for the year	-	-	-	-	-	1,699,047	1,699,047	2,364	1,701,411
Currency translation adjustment	-	-	-	2,421	-	-	2,421	(6,968)	(4,547)
Hedge reserve, net of tax	-	-	-	-	3,925	-	3,925	1,088	5,013
Share of other comprehensive income of associates	-	-	-	(108,480)	1,997	-	(106,483)	81	(106,402)
Other comprehensive income for the year	-	-	-	(106,059)	5,922	-	(100,137)	(5,799)	(105,936)
Total comprehensive income for the year	-	-	-	(106,059)	5,922	1,699,047	1,598,910	(3,435)	1,595,475
Acquisition and increase of non-controlling interests (*)	-	-	-	-	(268,517)	-	(268,517)	(490,066)	(758,583)
Dividends paid in cash	-	-	-	-	-	(448,604)	(448,604)	(905)	(449,509)
Balance at December 31, 2012	1,180,537	118,054	609,733	(317,425)	(252,907)	10,050,024	11,388,016	172,310	11,560,326

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2012 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

(*) See Note 27.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total

Balance at January 1, 2011	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

Income for the year	-	-	-	-	-	1,331,157	1,331,157	89,564	1,420,721
Currency translation adjustment	-	-	-	(276,507)	-	-	(276,507)	(49,285)	(325,792)
Hedge reserve, net of tax	-	-	-	-	(1,582)	-	(1,582)	334	(1,248)
Share of other comprehensive income of associates	-	-	-	(43,278)	730	-	(42,548)	-	(42,548)
Other comprehensive income for the year	-	-	-	(319,785)	(852)	-	(320,637)	(48,951)	(369,588)
Total comprehensive income for the year	-	-	-	(319,785)	(852)	1,331,157	1,010,520	40,613	1,051,133
Acquisition and increase of non-controlling interests	-	-	-	-	(1,930)	-	(1,930)	577	(1,353)
Treasury shares held by associated companies	-	-	-	-	(3,339)	-	(3,339)	-	(3,339)
Dividends paid in cash	-	-	-	-	-	(401,383)	(401,383)	(22,695)	(424,078)
Balance at December 31, 2011	1,180,537	118,054	609,733	(211,366)	9,688	8,799,581	10,506,227	666,716	11,172,943

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total

Balance at January 1, 2010	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836

Income for the year	-	-	-	-	-	1,127,367	1,127,367	13,680	1,141,047
Currency translation adjustment	-	-	-	67,473	-	-	67,473	40,711	108,184
Hedge reserve, net of tax	-	-	-	-	4,643	-	4,643	(310)	4,333
Share of other comprehensive income of associates	-	-	-	11,413	1,049	-	12,462	-	12,462
Other comprehensive income for the year	-	-	-	78,886	5,692	-	84,578	40,401	124,979
Total comprehensive income for the year	-	-	-	78,886	5,692	1,127,367	1,211,945	54,081	1,266,026
Acquisition and increase of non-controlling interests	-	-	-	-	(367)	-	(367)	(2,651)	(3,018)
Dividends paid in cash	-	-	-	-	-	(401,383)	(401,383)	(31,881)	(433,264)
Balance at December 31, 2010	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

 (1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2011 and 2010 there were 1,180,536,830 shares issued. All issued shares are fully paid.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)			Year ended December 31,
	Notes		2012	2011	2010
Cash flows from operating activities
Income for the year			1,701,411	1,420,721	1,141,047
Adjustments for:
Depreciation and amortization	10 & 11		567,654	554,345	506,902
Income tax accruals less payments	28 (ii)		(160,951)	120,904	(25,447)
Equity in losses (earnings) of associated companies	7		63,534	(61,509)	(70,057)
Interest accruals less payments, net	28 (iii)		(25,305)	(24,880)	17,700
Changes in provisions			(12,437)	(2,443)	(364)
Impairment reversal	5		-	-	(67,293)
Changes in working capital	28	(i)	(303,012)	(649,640)	(676,582)
Other, including currency translation adjustment			29,519	(74,194)	44,914
Net cash provided by operating activities			1,860,413	1,283,304	870,820

Cash flows from investing activities
Capital expenditures	10 & 11		(789,731)	(862,658)	(847,316)
Acquisitions of subsidiaries and associated companies	27		(510,825)	(9,418)	(302)
Increase due to sale of associated company	12		3,140	-	-
Proceeds from disposal of property, plant and equipment and intangible assets			8,012	6,431	9,290
Dividends and distributions received from associated companies	12		18,708	17,229	14,034
Changes in investments in short terms securities			(213,633)	245,448	(96,549)
Net cash used in investing activities			(1,484,329)	(602,968)	(920,843)

Cash flows from financing activities
Dividends paid	9		(448,604)	(401,383)	(401,383)
Dividends paid to non-controlling interest in subsidiaries			(905)	(22,695)	(31,881)
Acquisitions of non-controlling interests	27		(758,583)	(16,606)	(3,018)
Proceeds from borrowings			2,054,090	726,189	647,608
Repayments of borrowings			(1,271,537)	(953,413)	(862,921)
Net cash used in financing activities			(425,539)	(667,908)	(651,595)

(Decrease) / Increase in cash and cash equivalents			(49,455)	12,428	(701,618)
Movement in cash and cash equivalents
At the beginning of the year			815,032	820,165	1,528,707
Effect of exchange rate changes			7,079	(17,561)	(6,924)
(Decrease) / Increase in cash and cash equivalents			(49,455)	12,428	(701,618)
At December 31,	28 (iv)		772,656	815,032	820,165

			At December 31,
Cash and cash equivalents			2012	2011	2010
Cash and bank deposits	19		828,458	823,743	843,861
Bank overdrafts	20		(55,802)	(8,711)	(23,696)
			772,656	815,032	820,165
The accompanying notes are an integral part of these Consolidated Financial Statements.

                INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in (losses) earnings of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Earnings and dividends per share
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments - non current
L	Equity	14	Receivables - non current
M	Borrowings	15	Inventories
N	Current and Deferred income tax	16	Receivables and prepayments
O	Employee benefits	17	Current tax assets and liabilities
P	Provisions	18	Trade receivables
Q	Trade payables	19	Other investments and Cash and cash equivalents
R	Revenue recognition	20	Borrowings
S	Cost of sales and sales expenses	21	Deferred income tax
T	Earnings per share	22	Other liabilities
U	Financial instruments	23	Non-current allowances and provisions
		24	Current allowances and provisions
		25	Derivative financial instruments
		26	Contingencies, commitments and restrictions on the distribution of profits
		27	Business combinations and other acquisitions
III.	FINANCIAL RISK MANAGEMENT	28	Cash flow disclosures
		29	Related party transactions
A	Financial Risk Factors	30	Principal subsidiaries
B	Financial instruments by category	31	Nationalization of Venezuelan Subsidiaries
C	Fair value hierarchy	32	Fees paid to the Company's principal accountant
D	Fair value estimation	33	Subsequent event
E	Accounting for derivative financial instruments and hedging activities

I. GENERAL INFORMATION

Tenaris S.A. (the "Company") was established as a public limited liability company (Societé Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s board of directors on February 21, 2013.

II. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A           Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

Under Mexican law, the Company’s Mexican subsidiaries are required to pay to their employees an annual benefit calculated on a similar basis to that used for local income tax purposes. Employee statutory profit sharing is recorded in current other liabilities in the Consolidated Statement of Financial Position. Effective January 1, 2012, the Mexican employee statutory profit sharing provision has been included as part of labor cost (approximately $43.8 million and $48.0 million in Cost of sales and $6.0 million and $6.5 million in Selling, general and administrative expenses, respectively, for the years ended December 31, 2011 and December 31, 2010 respectively), while in the past was part of the Income tax line and reclassified for comparative purposes.

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1)	New and amended standards effective in 2012 and relevant for Tenaris

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on January 1, 2012 that have a material impact on Tenaris.

(2)	New standards, interpretations and amendments to published standards that are not yet effective and have not been early adopted

▪	International Accounting Standard (“IAS”) 1 (amended 2012), “Presentation of financial statements”

In June 2011, the IASB issued IAS 1 (amended 2011), “Presentation of financial statements”. The amendment requires entities to separate items presented in Other Comprehensive Income into two groups, based on whether or not they may be recycled to profit or loss in the future.  IAS 1 (amended 2011) must be applied for annual periods beginning on or after July 1, 2012.

A.           Basis of presentation (Cont.)

(2)	New standards, interpretations and amendments to published standards that are not yet effective and have not been early adopted (Cont.)

▪	IAS 19 (amended 2011), “Employee benefits”

In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. IAS 19 (amended 2011) must be applied for annual periods beginning on or after January 1, 2013.

The Company has not early adopted the IAS 19 revised. The impact of adoption as of January 1, 2013, on the change in value of the pension plans is expected to be an approximately $69 million increase in the present value of funded and unfunded obligations, with the corresponding impact recognized in equity.

▪	IFRS 9, “Financial Instruments”

In November 2009 and October 2010, the IASB issued IFRS 9 “Financial Instruments” which establishes principles for the financial reporting of financial assets by simplifying their classification and measurement.

This standard is applicable for annual periods beginning on or after January 1, 2015. Earlier application is not permitted for entities that prepare financial statements in accordance with IFRS as adopted by the EU, since the standard is not yet adopted by the EU.

▪	IFRS 10, “Consolidated financial statements”

In May 2011, the IASB issued IFRS 10, “Consolidated financial statements”. IFRS 10 replaces all of the guidance on control and consolidation in IAS 27 and SIC-12. IFRS 10 must be applied for annual periods beginning on or after January 1, 2013.

▪	IFRS 12, “Disclosures of interest in other entities”

In May 2011, the IASB issued IFRS 12, “Disclosures of interest in other entities”. This standard includes the disclosure requirements for all forms of interest in other entities. IFRS 12 must be applied for annual periods beginning on or after January 1, 2013.

▪	IFRS 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. IFRS 13 explains how to measure fair value and aims to enhance fair value disclosures. IFRS 13 must be applied for annual periods beginning on or after January 1, 2013.

The Company's management has not assessed the potential impact that the application of these standards may have on the Company's financial condition or results of operations, except as indicated above.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Tenaris.

B           Group accounting

(1)           Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities which are controlled by Tenaris as a result of its ability to govern an entity’s financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

B           Group accounting (Cont.)

(1)           Subsidiaries and transactions with non-controlling interests (Cont.)

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

The Company accounts for transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

See Note 30 for the list of the principal subsidiaries.

 (2)           Associates

Associates are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s investment in associates includes goodwill identified in acquisition, net of any accumulated impairment loss.

Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’s interest in the associated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of associated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in associates is recorded in the Consolidated Income Statement under Equity in earnings of associated companies. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

At December 31, 2012, Tenaris holds 11.46% of Ternium’s common stock (including treasury shares). The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in Associates”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

▪	Both the Company and Ternium are under the indirect common control of San Faustin S.A.;
▪	Four out of the nine members of Ternium’s board of directors (including Ternium’s chairman) are also members of the Company’s board of directors;
▪
Under the shareholders agreement by and between the Company and Techint Holdings S.à r.l, a wholly owned subsidiary of San Faustin S.A. and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings S.à r.l, is required to take actions within its power to cause (a) one of the members of Ternium’s board of directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s board of directors pursuant to previous written instructions of the Company.

B           Group accounting (Cont.)

(2)           Associates (Cont.)

The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin S.A. (formerly San Faustin N.V.), Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris’s proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris’s investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

At December 31, 2012, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 5.0% of the shares with voting rights and 2.5% of Usiminas’s total share capital. For the factors and circumstances that evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in Associates”) over Usiminas to account it for under the equity method, see Note 27.

Tenaris reviews investments in associated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value.

Tenaris carries its investment in Ternium at its proportional equity value, with no additional goodwill or intangible assets recognized. At December 31, 2012, 2011 and 2010, no impairment provisions were recorded on Tenaris’ investment in Ternium.

Tenaris carries its investment in Usiminas at its proportional equity value, plus goodwill and intangible assets recognized. At December 31, 2012, an impairment charge was recorded on Tenaris’ investment in Usiminas, see Note 27.

C           Segment information

Following the acquisition of the non-controlling interests in Confab and its further delisting, the Company has changed its internal organization and therefore combined the Tubes and Projects segment, reported in the Consolidated Financial Statements as of December 31, 2011.

The Projects segment operations mainly comprised the operations of Confab in Brazil. The business in Brazil has changed with the development of the Brazilian offshore pre-salt projects. Historically, most of Projects sales were of line pipe for onshore pipelines and equipment for petrochemical and mining applications, but now, the company is positioning itself as a supplier of mainly OCTG and offshore line pipe, very similar to the rest of the Tubes segment. In order to strengthen Tenaris’s position in Brazil, the Company acquired the non-controlling interest and delisted Confab, changing its internal organization in order to fully integrate the Brazilian operations with the rest of the Tubes operations.

Therefore, as from September 2012, after including the operations of the formerly Projects segment into Tubes, the Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

Additionally, the coiled tubing operations, which were previously included in the Tubes segment and which accounted for 1% of total net sales in 2011, have been reclassified to Others.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries.

C           Segment information (Cont.)

Corporate general and administrative expenses have been allocated to the Tubes segment.

Others include all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

Tenaris’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

▪	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations.

▪	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

▪	The sales of energy and surplus raw materials, are considered as lower cost of goods sold, while under IFRS are considered as revenues.

▪	Other timing and no significant differences.

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets and capital expenditures and associated depreciation and amortization are based on the geographic location of the assets.

D           Foreign currency translation

(1)           Functional and presentation currency

IAS 21 (revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris global operations.

Tenaris determined that the functional currency of its Argentine subsidiaries (i.e., Siderca S.A.I.C. (“Siderca”) and its subsidiaries in that country) is the U.S. dollar, based on the following principal considerations:

▪
Their sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

▪	The prices of their critical raw materials and inputs are priced and settled in U.S. dollars;

▪	Their net financial assets and liabilities are mainly received and maintained in U.S. dollars;

▪	The exchange rate of Argentina’s legal currency has long-been affected by recurring and severe economic crises.

In addition, the Company’s Colombian subsidiaries and most of its distribution and trading subsidiaries and intermediate holding subsidiaries have the U.S. dollar as their functional currency, reflecting the transaction environment and cash flow of these operations.

Starting January 1, 2012, the Company changed the functional currency of its Mexican, Canadian and Japanese subsidiaries from their respective local currencies to the U.S. dollar.

D           Foreign currency translation (Cont.)

(1)           Functional and presentation currency (Cont.)

In Mexico, following the start up of a new rolling mill for the production of seamless pipes at its subsidiary, Tubos de Acero de Mexico S.A., or Tamsa, the Company has concluded that the most appropriate functional currency for Tamsa is the U.S. dollar. The new added capacity is converting Tamsa into a major exporter of seamless steel pipes, as a great majority of its production will be exported to most major oil and gas markets with a U.S. dollar economic environment; in addition, seamless pipes sales are denominated and settled in U.S. dollars.

In Canada, the Company has concluded that the most appropriate functional currency for its two major steel pipe production facilities (Algoma and Prudential) is the U.S. dollar, due to a significant increase in the level of integration of the local operations within Tenaris’s international supply chain system, evidenced by a higher level of imports as well as a higher level of exports from the Canadian production facilities to the U.S. market.

The Company believes that due to the high level of integration in terms of sales and supply chain of its worldwide operations in the Tubes segment, the U.S. dollar is the currency that best reflects the economic environment in which it operates, which is consistent with that of the oil and gas industry.

As a result of these changes in functional currency, a majority of the Company’s subsidiaries other than the Italian and Brazilian have the U.S. dollar as their functional currency.

(2)           Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in “Other financial results” in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the “fair value gain or loss,” while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the “available for sale reserve” in equity. Tenaris had no such assets or liabilities for any of the periods presented.

 (3)           Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial Statement positions are translated at the end-of-year exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

E           Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses; historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

E           Property, plant and equipment (Cont.)

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the group and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R) (“Borrowing Costs”). Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The asset’s residual values and useful lives of significant plant and production equipment are reviewed, and adjusted if appropriate, at each year-end date.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2012.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F           Intangible assets

(1)           Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included on the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

(2)           Information systems projects

Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

F           Intangible assets (Cont.)

 (3)           Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2012 and 2011. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

 (4)           Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2012, 2011 and 2010 totaled $83.0 million, $68.4 million and $61.8 million, respectively.

(5)	Customer relationships

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

 G           Impairment of non financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s value in use and fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a) first, to reduce the carrying amount of any goodwill allocated to the CGU; and

(b) then, to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost to sell, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

G           Impairment of non financial assets (Cont.)

For purposes of calculating the fair value less costs to sell Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date. In 2010, the Company reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships (see Note 5).

In 2012 and 2011, none of the Company’s CGUs including long-lived assets with finite useful lives, were tested for impairment as no impairment indicators were identified.

H           Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

These investments are categorized as financial assets “at fair value through profit or loss”.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

Results from financial investments are recognized in Financial Results in the Consolidated Income Statement.

I           Inventories

Inventories are stated at the lower of cost (calculated principally on the first-in-first-out “FIFO” method) and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, other direct costs and related production overhead costs. It excludes borrowing costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J           Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. Additionally, this allowance is adjusted periodically based on the aging of receivables.

K           Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

L           Equity

(1)           Equity components

The Consolidated Statement of Changes in Equity includes:

▪	The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg Law;

▪	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)            Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2012, 2011 and 2010 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3)            Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 26).

M           Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred. In subsequent years, borrowings are valued at amortized cost.

N           Current and Deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Income Statement, except for tax items recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

O           Employee benefits

(1) Employee severance indemnity

Employee severance indemnity costs are assessed at each year-end using the projected unit credit method, obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors and in accordance with current legislation and labor contracts applicable in each respective country. The cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees.

This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary.

As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards.

 (2)           Defined benefit pension obligations

Defined benefit plans determine an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the Consolidated Statement of Financial Position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting year less the fair value of plan assets together with adjustments for unrecognized past-service costs and unrecognized actuarial gains and losses. The present value of the defined benefit pension obligation is calculated, at least at each year-end by independent advisors using the projected unit credit method based on actuarial calculations provided by independent advisors.

Certain officers of Tenaris are covered by defined benefit employee retirement plans designed to provide post-retirement and other benefits.

Benefits under this plan are provided in U.S. dollars, and are calculated based on seven-year salary averages.

Tenaris sponsors other funded and unfunded non-contributory defined benefit pension plans in certain subsidiaries. The plans provide defined benefits based on years of service and, in the case of salaried employees, final average salary.

All of Tenaris’s plans recognize actuarial gains and losses over the average remaining service lives of employees.

(3)           Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

(4)           Employee retention and long term incentive program

On January 1, 2007 Tenaris adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives will be granted with a number of units equivalent in value to the equity book value per share (excluding non-controlling interest). The units will be vested over a four year period and Tenaris will redeem vested units following a period of seven years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of payment. Beneficiaries will also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a cash dividend to its shareholders. As the cash redemption of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

O           Employee benefits (Cont.)

(4)         Employee retention and long term incentive program (Cont.)

The total value of the units granted to date under the program, considering the number of units and the book value per share amounts to $71.9 million and $55.5 million at December 31, 2012 and 2011, respectively. As of December 31, 2012, and 2011 Tenaris has recorded a total liability of $68.8 million and $50.3 million, respectively, based on actuarial calculations provided by independent advisors.

 P           Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’ potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

Q           Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost.

R           Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery, when neither continuing managerial involvement nor effective control over the products is retained by Tenaris and when collection is reasonably assured. Delivery is defined by the transfer of risk, provision of sales contracts and may include delivery to a storage facility located at one of the Company’s subsidiaries. For bill and hold transactions revenue is recognized only to the extent (a) it is probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; (d) the usual payment terms apply.

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’s storage facilities that have not been shipped to customers amounted to 2.2%, 1.3% and 1.2% as of December 31, 2012, 2011 and 2010, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following bases:

▪	Interest income: on the effective yield basis.

▪	Dividend income from investments in other companies: when Tenaris’ right to receive payment is established.

S           Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

T           Earnings per share

Earnings per share are calculated by dividing the income attributable to owners of the parent by the daily weighted average number of common shares outstanding during the year.

U           Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. Tenaris non derivative financial instruments are classified into the following categories:

▪	Financial instruments at fair value through profit and loss: comprise mainly cash and cash equivalents and investments in financial debt instruments and time deposits held for trading.

▪	Loans and receivables: measured at amortized cost using the effective interest rate method less any impairment; comprise trade receivables and other receivables.

▪	Available for sale assets: see Note 31.

▪	Other financial liabilities: measured at amortized cost using the effective interest rate method; comprise borrowings and trade and other payables.

The categorization depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on their settlement date.

In accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) embedded derivatives are accounted separately from their host contracts. The result has been recognized under “Foreign exchange derivatives contracts results”.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, the management evaluates exposures on a consolidated basis, taking advantage of logical exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. The Company’s objectives, policies and processes for managing these risks remained unchanged during 2012.

A. Financial Risk Factors

(i)           Capital Market Risk

Tenaris seeks to maintain an adequate debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.13 as of December 31, 2012, in comparison with 0.08 as of December 31, 2011. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

(ii)           Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’s foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’s exposure to currency fluctuations is reviewed on a periodic consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts (see Note 25 Derivative financial instruments).

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management’s assessment of its foreign exchange risk hedging program. Inter-company balances between Tenaris’s subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’s financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2012 and 2011:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2012	2011
Argentine Peso / U.S. Dollar	(168,816)	(181,622)
Euro / U.S. Dollar	(117,370)	66,272
Canadian Dollar / U.S. Dollar	(37,782)	(23,670)
U.S. Dollar / Brazilian Real	(27,269)	(64,060)
Mexican Peso / U.S. Dollar	(2,456)	56,652
Japanese Yen / U.S. Dollar	2,099	(68,366)

A. Financial Risk Factors (Cont.)

(ii)           Foreign exchange risk (Cont.)

The main relevant exposures correspond to:

▪	Argentine Peso / U.S. dollar

As of December 31, 2012 and 2011primarily of Argentine Peso-denominated trade, social and fiscal payables at certain Argentine subsidiaries which functional currency was the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $1.7 million and $1.8 million as of December 31, 2012 and 2011, respectively.

▪	Euro / U.S. dollar

As of December 31, 2012, primarily of Euro-denominated liabilities at certain subsidiaries which functional currency was the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.2 million, which would have been to a large extent offset by changes to Tenaris’ net equity position.

As of December 31, 2011, primarily of U.S. dollar-denominated borrowings at certain European subsidiaries which functional currency was the Euro, partially offset by Euro denominated trade payables at subsidiaries which functional currency was the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.1 million.

Considering the balances held as of December 31, 2012 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $4.7 million (including a loss / gain of $10.6 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $0.9 million. For balances held as of December 31, 2011, a simultaneous 1% favorable/unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $6.4 million (including a loss / gain of $0.3 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’ net equity position of $1.0 million.

Additionally, from 2007 through January 1, 2012 the Company recognized an embedded derivative in connection with a USD-denominated ten-year steel supply agreement signed in 2007 by a Canadian subsidiary. The Company estimates that the impact of a 1% favorable / unfavorable movement in the USD/CAD exchange rate would have resulted in a maximum pre-tax gain / loss of approximately $1.9 million in connection with this instrument as of December 31, 2011.

(iii)           Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. From time to time, the Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2012		2011
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate	778,774	45%	651,934	70%
Variable rate	965,418	55%	278,942	30%
Total	1,744,192		930,876

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $10.9 million in 2012 and $7.3 million in 2011.

A. Financial Risk Factors (Cont.)

(iii)           Interest rate risk (Cont.)

Tenaris’s exposure to interest risk associated with its debt is also mitigated by its investment portfolio. Tenaris estimates that, if interest rates on the benchmark rates for Tenaris portfolio had been 100 basis points higher, then the additional pre-tax gain would have been $5.7 million in 2012 and $7.1 million in 2011, partially offsetting the net losses to Tenaris’s borrowing costs.

 (iv)           Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2012 and 2011.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2012 and 2011 trade receivables amount to $2,070.8 million and $1,900.6 million respectively. Trade receivables have guarantees under letter of credit and other bank guarantees of $100.3 million and $240.1 million, credit insurance of $539.3 million and $562.1 million and other guarantees of $11.8 million and $16.2  million as of December 31, 2012 and 2011 respectively.

As of December 31, 2012 and 2011 trade receivables amounting to $364.3 million and $352.6 million were past due but not impaired, respectively. These relate to a number of customers for whom there is no recent history of default.

The amount of the allowance for doubtful accounts was $29.1 million as of December 31, 2012 and $25.9 million as of December 31, 2011. The allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)           Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 88.7% of Tenaris’s liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2012, in comparison with approximately 94.7% as of December 31, 2011.

(vi)           Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2012, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

A. Financial Risk Factors (Cont.)

(vi)           Liquidity risk (Cont.)

Liquid financial assets as a whole (comprising cash and cash equivalents and other current investments) were 9.2% of total assets at the end of 2012 compared to 8.4% at the end of 2011.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2012, Tenaris exposure to financial instruments issued by European sovereign counterparties amounted to $2.1 million. As of December 31, 2011, Tenaris did not have direct exposure on financial instruments issued by European sovereign counterparties.

Tenaris holds its cash and cash equivalents primarily in U.S. dollars. As of December 31, 2012 and 2011, U.S. dollar denominated liquid assets represented approximately 79% and 66% of total liquid financial assets respectively. As of December 31, 2011 an estimated 20% of the Company’s liquid financial assets were momentarily invested in Brazilian Real-denominated instruments held at its Brazilian subsidiary, Confab Industrial S.A., to fund the disbursement of a participation in Usinas Siderúrgicas de Minas Gerais S.A. (Usiminas) which was completed in January, 2012 (See note 27).

B. Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

December 31, 2012	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	17,852	-	-	17,852
Trade receivables	-	2,070,778	-	2,070,778
Other receivables	-	157,614	-	157,614
Available for sale assets	-	-	21,572	21,572
Other investments	647,012	-	-	647,012
Cash and cash equivalents	828,458	-	-	828,458
Total	1,493,322	2,228,392	21,572	3,743,286

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2012
Liabilities as per statement of financial position
Borrowings	-	1,744,192	1,744,192
Derivative financial instruments	14,031	-	14,031
Trade and other payables (*)	-	926,764	926,764
Total	14,031	2,670,956	2,684,987

December 31, 2011	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	6,382	-	-	6,382
Trade receivables	-	1,900,591	-	1,900,591
Other receivables	-	119,283	-	119,283
Available for sale assets	-	-	21,572	21,572
Other investments	433,319	-	-	433,319
Cash and cash equivalents	823,743	-	-	823,743
Total	1,263,444	2,019,874	21,572	3,304,890

B. Financial instruments by category (Cont.)

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2011
Liabilities as per statement of financial position
Borrowings	-	930,876	930,876
Derivative financial instruments	45,749	-	45,749
Trade and other payables (*)	-	946,392	946,392
Total	45,749	1,877,268	1,923,017

(*) The maturity of most of trade payables is less than one year.

C. Fair value hierarchy

IFRS 7 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2- Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2012 and 2011.

December 31, 2012	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	828,458	-	-	828,458
Other investments	451,152	193,257	2,603	647,012
Foreign exchange derivatives contracts	-	17,852	-	17,852
Available for sale assets (*)	-	-	21,572	21,572
Total	1,279,610	211,109	24,175	1,514,894
Liabilities
Foreign exchange derivatives contracts	-	14,031	-	14,031
Total	-	14,031	-	14,031

December 31, 2011	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	823,743	-	-	823,743
Other investments	350,481	80,295	2,543	433,319
Foreign exchange derivatives contracts	-	5,238	-	5,238
Embedded derivative (See Note 25)	-	-	1,144	1,144
Available for sale assets (*)	-	-	21,572	21,572
Total	1,174,224	85,533	25,259	1,285,016
Liabilities
Foreign exchange derivatives contracts	-	45,040	-	45,040
Embedded derivative (See Note 25)	-	-	709	709
Total	-	45,040	709	45,749

(*) For further detail regarding Available for sale assets, see Note 31.

C. Fair value hierarchy (Cont.)

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data where available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities grabbed from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in Venezuelan companies under process of nationalization (see Note 31).

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2012	2011
	Assets / Liabilities
Net assets at the beginning of the year	24,550	41,021

Loss for the year	(435)	(3,078)
Reclassifications	-	(13,320)
Currency translation adjustment and others	60	(73)
Net assets at the end of the year	24,175	24,550

D. Fair value estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

For the purpose of estimating the fair value of Cash and cash equivalents and Other Investments expiring in less than ninety days from the measurement date, the Company usually chooses to use the historical cost because the carrying amount of financial assets and liabilities with maturities of less than ninety days approximates to their fair value.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

D. Fair value estimation (Cont.)

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 101.1% of its carrying amount including interests accrued in 2012 as compared with 98.8%  in 2011. Tenaris estimates that a change of 100 basis points in the reference interest rates would have an estimated impact of approximately 0.1% in the fair value of borrowings as of December 31, 2012 and 0.3% in 2011. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

E. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Consolidated Income Statement.

Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected on the statement of financial position. The full fair value of a hedging derivative is classified as a non current asset or liability according to its expiry date.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2012 and 2011, the effective portion of designated cash flow hedges amounts to $2.9 million and $8.2 million is included in Other Reserves in equity (see Note 25 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. Movements in the hedging reserve included within Other Reserves in equity are also shown in Note 25.

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1           Segment information

As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2012	Tubes	Other	Total
Management View
Net Sales	10,022,501	741,074	10,763,575
· Sales of energy and surplus raw materials	822	69,633	70,455
IFRS - Net Sales	10,023,323	810,707	10,834,030

Management View
Operating income	2,198,704	109,385	2,308,089
· Differences in cost of sales and others	(58,385)	(1,147)	(59,532)
· Depreciation and amortization (**)	111,509	(3,459)	108,050
IFRS - Operating income	2,251,828	104,779	2,356,607
Financial income (expense), net			(50,104)
Income before equity in earnings of associated companies and income tax			2,306,503
Equity in earnings of associated companies			(63,534)
Income before income tax			2,242,969

Capital expenditures	771,734	17,997	789,731
Depreciation and amortization	549,130	18,524	567,654

Year ended December 31, 2011 (*)	Tubes	Other	Total

IFRS
Net Sales	9,111,691	860,787	9,972,478
Operating income	1,702,188	142,693	1,844,881
Financial income (expense), net			(10,299)
Income before equity in earnings of associated companies and income tax			1,834,582
Equity in earnings of associated companies			61,509
Income before income tax			1,896,091

Capital expenditures	849,362	13,296	862,658
Depreciation and amortization	538,921	15,424	554,345

Year ended December 31, 2010 (*)	Tubes	Other	Total

IFRS
Net Sales	7,032,388	679,210	7,711,598
Operating income	1,427,373	91,677	1,519,050
Financial income (expense), net			(52,553)
Income before equity in earnings of associated companies and income tax			1,466,497
Equity in earnings of associated companies			70,057
Income before income tax			1,536,554

Capital expenditures	842,127	5,189	847,316
Depreciation and amortization	488,670	18,232	506,902
Impairment reversal	67,293	-	67,293

Transactions between segments, which were eliminated in consolidation, include sales of scrap and pipe protectors from the Other segment to the Tubes segment for $345.285, $266,806 and $204,478 in 2012, 2011 and 2010, respectively.

(*) Comparative amounts have been reclassified to disclose the information according to the reporting segment the Company is organized since September 30, 2012.

(**) Depreciation and amortization under Management view is $108.0 million higher, mainly because goodwill and other tangible and intangible assets were depreciated differently.

Net income under Management view amounted to $ 1.463 million, while under IFRS amounted to $ 1.701 million. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, income taxes as well as the result of investment in associated companies.

1           Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated (*)	Total
Year ended December 31, 2012
Net sales	5,270,062	2,717,234	1,092,642	1,271,585	482,507	-	10,834,030
Total assets	7,779,205	3,824,931	2,327,901	449,056	578,199	1,004,633	15,963,925
Trade receivables	528,443	867,223	273,824	286,212	115,076	-	2,070,778
Property, plant and equipment, net	2,222,906	1,003,871	985,617	64,632	157,944	-	4,434,970
Capital expenditures	338,827	237,456	185,354	9,720	18,374	-	789,731

Depreciation and amortization	316,158	103,537	116,771	7,989	23,199	-	567,654

Year ended December 31, 2011
Net sales	4,350,815	2,564,518	1,119,887	1,349,334	587,924	-	9,972,478
Total assets	7,226,605	3,373,855	2,396,443	522,926	651,986	691,820	14,863,635
Trade receivables	518,272	545,336	320,075	377,569	139,339	-	1,900,591
Property, plant and equipment, net	2,051,826	892,572	882,185	64,450	162,620	-	4,053,653
Capital expenditures	496,021	150,419	176,861	22,669	16,688	-	862,658

Depreciation and amortization	294,602	113,729	117,360	2,495	26,159	-	554,345

Year ended December 31, 2010
Net sales	3,295,081	1,911,824	805,617	1,264,610	434,466	-	7,711,598
Total assets	7,316,794	3,106,212	2,292,675	347,492	607,731	693,427	14,364,331
Trade receivables	430,184	332,263	315,443	259,434	84,318	-	1,421,642
Property, plant and equipment, net	1,883,992	862,433	837,764	34,047	162,344	-	3,780,580
Capital expenditures	561,782	123,586	130,232	20,839	10,877	-	847,316

Depreciation and amortization	258,428	104,992	115,776	1,215	26,491	-	506,902

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Germany, Italy, Norway, Romania  and the United Kingdom; “Middle East and Africa” comprises principally Angola, Iraq, Saudi Arabia, United Arab Emirates and Nigeria; “Far East and Oceania” comprises principally China, Indonesia and Japan.

(*) Includes Investments in associated companies and Available for sale assets for $21.6 million in 2012, 2011 and 2010 (see Note 12 and 31).

2           Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010

Inventories at the beginning of the year	2,806,409	2,460,384	1,687,059

Plus: Charges of the year
Raw materials, energy, consumables and other	4,330,547	4,409,698	3,690,900
Increase in inventory due to business combinations	1,486	10,688	-
Services and fees	433,944	368,910	329,687
Labor cost	1,256,041	1,177,067	989,332
Depreciation of property, plant and equipment	333,466	312,601	290,299
Amortization of intangible assets	7,091	6,561	3,351
Maintenance expenses	260,274	220,240	174,966
Allowance for obsolescence	49,907	11,067	(34,522)
Taxes	6,793	4,958	7,121
Other	137,140	97,642	70,958
	6,816,689	6,619,432	5,522,092

Less: Inventories at the end of the year	(2,985,805)	(2,806,409)	(2,460,384)
	6,637,293	6,273,407	4,748,767

3           Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010
Services and fees	213,073	218,991	207,427
Labor cost	570,950	533,219	460,667
Depreciation of property, plant and equipment	15,023	12,400	12,506
Amortization of intangible assets	212,074	222,783	200,746
Commissions, freight and other selling expenses	550,611	545,228	420,417
Provisions for contingencies	21,163	35,847	26,430
Allowances for doubtful accounts	3,840	7,749	(17,361)
Taxes	170,582	148,912	120,591
Other	126,473	134,111	90,987
	1,883,789	1,859,240	1,522,410

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010
Wages, salaries and social security costs	1,778,117	1,666,176	1,414,491
Employees' severance indemnity	16,549	14,923	12,850
Pension benefits - defined benefit plans	12,480	10,300	8,795
Employee retention and long term incentive program	19,845	18,887	13,863
	1,826,991	1,710,286	1,449,999

At the year-end, the number of employees was 26,673 in 2012, 26,980 in 2011 and 25,422 in 2010.

5           Other operating items

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010
Other operating income
Reimbursement from insurance companies and other third parties agreements (See note 26 b))	49,495	695	9,810
Net income from other sales	12,314	5,510	1,955
Net rents	2,988	2,487	2,793
Impairment reversal (*)	-	-	67,293
Other	6,583	2,849	3,807
	71,380	11,541	85,658
Other operating expenses
Contributions to welfare projects and non-profits organizations	22,226	4,341	3,304
Provisions for legal claims and contingencies	(668)	1,411	2,741
Loss on fixed assets and material supplies disposed / scrapped	227	48	352

Allowance for doubtful receivables	5,936	691	632

	27,721	6,491	7,029

(*) 2010 Impairment reversal

In 2010, the Company reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships as there had been an improvement in the outlook of the economic and competitive conditions for the Canadian oil and gas market compared to that foreseen at the end of 2008. The main key assumptions that Tenaris considered were the expected oil and natural gas prices evolution and the level of drilling activity in Canada. Tenaris used the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. The rig count in Canada increased 59% from an annual average of 221 in 2009 to an annual average of 351 in 2010. In that environment, Tenaris expected that its competitive conditions and activity levels would continue to improve.

The recoverable amount of the Prudential (Canada) CGU was estimated based on the value in use. Value in use was calculated in the same way as that for CGU containing goodwill (see Note 11). The discount rate used was based on a weighted average cost of capital (WACC) of 10.7%.

The Company has increased the carrying amount of the Customer Relationships by $67.3 million to its recoverable amount which in accordance with IAS 36 is the one that would have been determined (net of amortization) had no impairment loss been recognized for the asset in the year 2008. In addition, the Company recognized the respective deferred tax effect of $16.9 million in Income tax in the Consolidated Income Statement.

6           Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2012	2011	2010
Interest income	33,459	30,840	32,855
Interest expense (*)	(55,507)	(52,407)	(64,103)
Interest net	(22,048)	(21,567)	(31,248)

Net foreign exchange transaction results	(10,929)	65,365	(26,581)
Foreign exchange derivatives contracts results (**)	(3,194)	(49,349)	7,183
Other	(13,933)	(4,748)	(1,907)
Other financial results	(28,056)	11,268	(21,305)

Net financial results	(50,104)	(10,299)	(52,553)

6           Financial results (Cont.)

(*) Includes losses on interest rate swaps of $5.2 million and $15.6 million in 2011 and 2010 respectively. In order to partially hedge future interest payments related to long-term debt, Tenaris entered into interest rate swaps and swaps with an embedded knock-in options. A knock-in swap is a type of barrier option, which is activated if the reference rate reaches a set level (“knock in”) at the end of a certain period. A total notional amount of $500 million was covered by these instruments which coverage began between April and June 2009, and expired between April and June 2011.

(**) Includes a loss on identified embedded derivatives of $0.4 million, $3.1 million and gains of $6.1 million for 2012, 2011 and 2010, respectively.

7           Equity in (losses) earnings of associated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010
From associated companies	4,217	61,509	70,553
Gain (Loss) on sale of associated companies and others	5,899	-	(496)
Impairment loss on associated companies (see Note 27)	(73,650)	-	-
	(63,534)	61,509	70,057

8           Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010
Current tax	636,624	573,769	340,686
Deferred tax	(95,066)	(98,399)	54,821
	541,558	475,370	395,507

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010
Income before income tax	2,242,969	1,896,091	1,536,554

Tax calculated at the tax rate in each country	456,530	418,358	361,235
Non taxable income / Non deductible expenses	80,527	43,265	22,202
Changes in the tax rates	4,707	(7,736)	(17)
Effect of currency translation on tax base (*)	5,214	25,000	12,158
Utilization of previously unrecognized tax losses	(5,420)	(3,517)	(71)
Tax charge	541,558	475,370	395,507

(*)
Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax bases in subsidiaries, which have a functional currency different to their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax basis of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

9           Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to owners of the parent by the daily weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2012	2011	2010
Net income attributable to the owners of the parent	1,699,047	1,331,157	1,127,367
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	1.44	1.13	0.95
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	2.88	2.26	1.91

Dividends paid	(448,604)	(401,383)	(401,383)
Basic and diluted dividends per share (U.S. dollars per share)	0.38	0.34	0.34
Basic and diluted dividends per ADS (U.S. dollars per ADS) (*)	0.76	0.68	0.68

 (*) Each ADS equals to two shares

On November 7, 2012, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153.5 million, on November 22, 2012, with an ex-dividend date of November 19, 2012.

On May 2, 2012, the Company’s shareholders approved an annual dividend in the amount of $0.38 per share ($0.76 per ADS). The amount approved included the interim dividend previously paid in November 2011, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on May 24, 2012. In the aggregate, the interim dividend paid in November 2011 and the balance paid in May 2012 amounted to approximately $449 million.

On June 1, 2011, the Company’s shareholders approved an annual dividend in the amount of $0.34 per share ($0.68 per ADS). The amount approved included the interim dividend previously paid in November 2010, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.21 per share ($0.42 per ADS), was paid on June 23, 2011. In the aggregate, the interim dividend paid in November 2010 and the balance paid in June 2011 amounted to approximately $401 million.

On June 2, 2010, the Company’s shareholders approved an annual dividend in the amount of $0.34 per share ($0.68 per ADS). The amount approved included the interim dividend previously paid in November 2009, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.21 per share ($0.42 per ADS), was paid on June 24, 2010. In the aggregate, the interim dividend paid in November 2009 and the balance paid in June 2010 amounted to approximately $401 million.

10           Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2012	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	1,311,786	7,149,005	287,202	318,297	40,822	9,107,112
Translation differences	(8,824)	877	(2,881)	(5,201)	38	(15,991)
Additions	29,000	14,765	3,121	693,729	6,313	746,928
Disposals / Consumptions	(1,513)	(57,128)	(6,927)	(58)	(4,060)	(69,686)
Increase due to business combinations	-	5,325	138	720	102	6,285
Transfers / Reclassifications	87,545	390,514	40,618	(517,593)	459	1,543

Values at the end of the year	1,417,994	7,503,358	321,271	489,894	43,674	9,776,191

Depreciation
Accumulated at the beginning of the year	293,438	4,580,997	164,292	-	14,732	5,053,459
Translation differences	(1,869)	396	(2,043)	-	247	(3,269)
Depreciation charge	39,082	282,375	25,702	-	1,330	348,489
Transfers / Reclassifications	1,256	831	(754)	-	(377)	956
Disposals / Consumptions	(101)	(53,274)	(5,028)	-	(11)	(58,414)
Accumulated at the end of the year	331,806	4,811,325	182,169	-	15,921	5,341,221
At December 31, 2012	1,086,188	2,692,033	139,102	489,894	27,753	4,434,970

Year ended December 31, 2011	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	850,865	6,669,883	214,568	930,125	36,923	8,702,364
Translation differences	(101,796)	(302,323)	(5,947)	(12,343)	(1,283)	(423,692)
Additions	24,282	1,400	2,729	790,211	7,718	826,340
Disposals / Consumptions	(296)	(13,305)	(4,963)	-	(2,553)	(21,117)
Increase due to business combinations	-	9,563	291	-	285	10,139
Transfers / Reclassifications	538,731	783,787	80,524	(1,389,696)	(268)	13,078
Values at the end of the year	1,311,786	7,149,005	287,202	318,297	40,822	9,107,112

Depreciation
Accumulated at the beginning of the year	210,139	4,551,800	146,315	-	13,530	4,921,784
Translation differences	(26,304)	(147,688)	(4,277)	-	(309)	(178,578)
Depreciation charge	30,554	267,449	25,475	-	1,523	325,001
Transfers / Reclassifications	79,093	(79,710)	577	-	(12)	(52)
Disposals / Consumptions	(44)	(10,854)	(3,798)	-	-	(14,696)
Accumulated at the end of the year	293,438	4,580,997	164,292	-	14,732	5,053,459
At December 31, 2011	1,018,348	2,568,008	122,910	318,297	26,090	4,053,653

Property, plant and equipment include capitalized interests for net amounts at December 31, 2012 and 2011 of $4,038 (there were no capitalized interests during the year 2012) and $4,560 (out of which $537 were capitalized during the year 2011), respectively.

11           Intangible assets, net

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2012	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	268,237	495,417	2,146,243	2,059,946	4,969,843
Translation differences	(1,277)	(78)	73	-	(1,282)
Additions	42,762	41	-	-	42,803
Transfers / Reclassifications	874	(1,558)	-	-	(684)
Increase due to business combinations	11	-	1,117	-	1,128
Disposals	(83)	-	-	-	(83)
Values at the end of the year	310,524	493,822	2,147,433	2,059,946	5,011,725

Amortization and impairment
Accumulated at the beginning of the year	191,571	243,580	340,488	818,274	1,593,913
Translation differences	(827)	(242)	-	-	(1,069)
Amortization charge	27,808	30,284	-	161,073	219,165
Disposals	(103)	-	-	-	(103)
Transfers / Reclassifications	82	(179)	-	-	(97)
Accumulated at the end of the year	218,531	273,443	340,488	979,347	1,811,809
At December 31, 2012	91,993	220,379	1,806,945	1,080,599	3,199,916

Year ended December 31, 2011	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	241,116	498,162	2,147,066	2,071,315	4,957,659
Translation differences	(8,955)	(3,144)	(1,908)	(11,369)	(25,376)
Additions	35,848	470	-	-	36,318
Transfers / Reclassifications	261	(71)	-	-	190
Increase due to business combinations	-	-	1,085	-	1,085
Disposals	(33)	-	-	-	(33)
Values at the end of the year	268,237	495,417	2,146,243	2,059,946	4,969,843

Amortization and impairment
Accumulated at the beginning of the year	159,661	213,092	342,396	660,694	1,375,843
Translation differences	(4,646)	(139)	(1,908)	(4,558)	(11,251)
Amortization charge	36,579	30,627	-	162,138	229,344
Disposals	(23)	-	-	-	(23)
Accumulated at the end of the year	191,571	243,580	340,488	818,274	1,593,913
At December 31, 2011	76,666	251,837	1,805,755	1,241,672	3,375,930

(*) Includes Proprietary Technology.

The geographical allocation of goodwill was $1,614.5 million for North America and $189.4 million for South America for years ended December 31, 2012 and 2011. For Europe, $2.4 million and $0.8 million and Middle East & Africa $0.7 million and $1.1 million for the years ended December 31, 2012 and 2011, respectively.

11           Intangible assets, net (Cont.)

The carrying amount of goodwill allocated by CGU, as of December 31, 2012, was as follows:

(All amounts in million US dollar)
As of December 31, 2012	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA and Colombia)	721.5	-	-	-	721.5
Tamsa (Hydril and other)	-	345.9	19.4	-	365.3
Siderca (Hydril and other)	-	265.0	93.3	-	358.3
Hydril	-	309.0	-	-	309.0
Electric Conduits	45.8	-	-	-	45.8
Coiled Tubing	-	-	-	4.0	4.0
Other	-	-	3.0	-	3.0
Total	767.3	919.9	115.7	4.0	1,806.9

Impairment tests

In 2012 and 2011, the CGU’s shown in the previous table were tested for impairment. No other CGU was tested for impairment in 2012 and 2011 as no impairment indicators were identified.

Tenaris determined that the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill as of December 31, 2012, were: OCTG, Tamsa, Siderca and Hydril, which represented 97.1% of total goodwill.

The value-in-use was used to determine the recoverable amount for all the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill.

Value-in-use is calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%. The growth rate considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities. The main key assumptions, shared by all four CGUs are oil and natural gas prices evolution and the level of drilling activity. Tenaris uses the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. In the case of the OCTG CGU, these assumptions are mainly related to the U.S. market. In the case of Tamsa CGU and Siderca CGU, assumptions are mainly related to the countries where they are located, Mexico and Argentina respectively, and to the international markets as both facilities export a large amount of their production. Regarding Hydril CGU, assumptions are mainly related to the worldwide market.

In addition, key assumptions for OCTG CGU, Tamsa CGU and Siderca CGU also include raw materials costs as their production process consists on the transformation of steel into pipes. In the case of Tamsa CGU and Siderca CGU, steel comes from their own steel shops, therefore they consume steelmaking raw materials (e.g., iron ore and metal scrap). In the case of OCTG CGU, the main raw material is hot rolled steel coils. In the case of Hydril CGU, raw material costs are negligible.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2012 and 2011, the discount rates used were in a range between 9% and 12%.

11           Intangible assets, net (Cont.)

From the CGUs with a significant amount of goodwill assigned in comparison to the total amount of goodwill, Tenaris has determined that the CGU for which a reasonable possible change in a key assumption would cause the CGUs’ carrying amount to exceed its recoverable amount was OCTG CGU.

In OCTG CGU, the recoverable amount calculated based on value in use exceeded carrying value by $102 million as of December 31, 2012. The main factors that could result in impairment charges in future periods would be an increase in the discount rate / decrease in growth rate used in the Company’s cash flow projections and a deterioration of the business, competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure program of Tenaris’s clients and the evolution of the rig count in the U.S. market. As there is a significant interaction among the principal assumptions made in estimating its cash flow projections, the Company believes that a sensitivity analysis that considers changes in one assumption at a time could be potentially misleading. A reduction in cash flows of 4.8%, a fall in growth rate to 1.4% or a rise in discount rate of 40 basis points would remove the remaining headroom.

As of December 31, 2012, no cumulative amount of recognized impairment charges are subject to reversal.

12           Investments in associated companies

	Year ended December 31,
	2012	2011
At the beginning of the year	670,248	671,855
Translation differences	(108,480)	(43,278)
Equity in earnings of associated companies	10,116	61,509
Impairment loss in associated companies	(73,650)	-
Dividends and distributions received	(18,708)	(17,229)
Treasury shares held by associated companies	-	(3,339)
Acquisitions	504,597	-
Sale of associated company	(3,140)	-
Increase in equity reserves	2,078	730
At the end of the year	983,061	670,248

The principal associated companies are:
		% ownership - voting rights at December 31,				Value at December 31,
Company	Country of incorporation	2012		2011		2012	2011
Ternium S.A.	Luxembourg	11.46	% (*)	11.46	% (*)	611,764	651,021
Usiminas S.A.	Brazil	2.5% - 5%		-		346,941	-
Others	-	-		-		24,356	19,227
						983,061	670,248
(*) Including treasury shares.

Summarized selected financial information of Ternium and Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	2012			2011
	Usiminas S.A.	Ternium S.A.	Total	Ternium S.A.
Non-current assets	10,762,700	7,211,371	17,974,071	5,195,688
Current assets	5,275,579	3,655,628	8,931,207	5,547,374
Total assets	16,038,279	10,866,999	26,905,278	10,743,062
Non-current liabilities	4,334,830	2,245,907	6,580,737	1,922,481
Current liabilities	2,643,954	2,125,446	4,769,400	1,979,383
Total liabilities	6,978,784	4,371,353	11,350,137	3,901,864
Non-controlling interests	932,050	1,074,763	2,006,813	1,084,827
Revenues	6,502,352	8,608,054	15,110,406	9,122,832
Gross profit	340,380	1,736,964	2,077,344	2,102,705

Net (loss) income for the year attributable to owners of the parent	(319,116)	139,235	(179,881)	513,540

13           Other investments – non current

	Year ended December 31,
	2012	2011
Investments in other companies	2,293	2,277
Others	310	266
	2,603	2,543

14Receivables – non current

	Year ended December 31,
	2012	2011
Government entities	2,962	3,387
Employee advances and loans	12,583	14,763
Tax credits	22,352	12,440
Receivables from related parties	19,349	22,177
Legal deposits	24,312	31,643
Advances to suppliers and other advances	22,752	27,167
Derivative financial instruments	-	427
Others	40,745	24,721
	145,055	136,725
Allowances for doubtful accounts (see Note 23 (i))	(2,995)	(3,445)
	142,060	133,280

15Inventories

	Year ended December 31,
	2012	2011
Finished goods	1,024,746	969,636
Goods in process	757,185	693,739
Raw materials	473,278	499,112
Supplies	524,539	465,443
Goods in transit	391,225	331,216
	3,170,973	2,959,146
Allowance for obsolescence (see Note 24 (i))	(185,168)	(152,737)
	2,985,805	2,806,409

16           Receivables and prepayments

	Year ended December 31,
	2012	2011
Prepaid expenses and other receivables	49,456	72,278
Government entities	6,600	7,392
Employee advances and loans	13,421	11,978
Advances to suppliers and other advances	65,843	61,659
Government tax refunds on exports	30,206	25,973
Receivables from related parties	42,361	14,892
Derivative financial instruments	17,852	5,955
Miscellaneous	45,309	47,354
	271,048	247,481
Allowance for other doubtful accounts (see Note 24 (i))	(10,516)	(5,680)
	260,532	241,801

17           Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2012	2011
V.A.T. credits	97,173	114,561
Prepaid taxes	78,389	53,768
	175,562	168,329

17           Current tax assets and liabilities (Cont.)

	Year ended December 31,
Current tax liabilities	2012	2011
Income tax liabilities	129,419	222,087
V.A.T. liabilities	27,394	24,392
Other taxes	97,790	80,001
	254,603	326,480

18           Trade receivables

	Year ended December 31,
	2012	2011
Current accounts	2,077,117	1,911,952
Receivables from related parties	22,804	14,588
	2,099,921	1,926,540
Allowance for doubtful accounts (see Note 24 (i))	(29,143)	(25,949)
	2,070,778	1,900,591

The following table sets forth details of the aging of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2012
Guaranteed	651,399	547,986	98,475	4,938
Not guaranteed	1,448,522	1,159,158	259,165	30,199
Guaranteed and not guaranteed	2,099,921	1,707,144	357,640	35,137
Allowance for doubtful accounts	(29,143)	-	(1,138)	(28,005)
Net Value	2,070,778	1,707,144	356,502	7,132

At December 31, 2011
Guaranteed	818,438	657,786	137,344	23,308
Not guaranteed	1,108,102	890,188	195,324	22,590
Guaranteed and not guaranteed	1,926,540	1,547,974	332,668	45,898
Allowance for doubtful accounts	(25,949)	-	(4,129)	(21,820)
Net Value	1,900,591	1,547,974	328,539	24,078

19           Other investments and Cash and cash equivalents

	Year ended December 31,
	2012	2011
Other investments
Financial debt instruments and time deposits	644,409	430,776

Cash and cash equivalents
Cash at banks	285,395	202,927
Liquidity funds	301,663	258,723
Short – term investments	241,400	362,093
Cash and cash equivalents	828,458	823,743

20           Borrowings

	Year ended December 31,
	2012	2011
Non-current
Bank borrowings	536,134	151,475

Finance lease liabilities	1,547	100
Costs of issue of debt	(5,274)	(1,800)
	532,407	149,775
Current
Bank borrowings and other loans including related companies	1,157,983	772,825
Bank overdrafts	55,802	8,711
Finance lease liabilities	630	160
Costs of issue of debt	(2,630)	(595)
	1,211,785	781,101
Total Borrowings	1,744,192	930,876

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2012
Financial lease	630	415	403	372	225	132	2,177
Other borrowings	1,211,155	231,007	161,997	83,599	45,622	8,635	1,742,015
Total borrowings	1,211,785	231,422	162,400	83,971	45,847	8,767	1,744,192

Interest to be accrued (*)	18,615	12,802	5,753	3,344	748	230	41,492
Total	1,230,400	244,224	168,153	87,315	46,595	8,997	1,785,684

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2011
Financial lease	160	90	10	-	-	-	260
Other borrowings	780,941	110,819	8,518	8,753	6,578	15,007	930,616
Total borrowings	781,101	110,909	8,528	8,753	6,578	15,007	930,876

Interest to be accrued (*)	16,050	1,797	808	725	618	749	20,747
Total	797,151	112,706	9,336	9,478	7,196	15,756	951,623

(*) Includes the effect of hedge accounting.

Significant borrowings include:

			In million of $
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2012	Tamsa	Bank loans	420.8	2013 & 2014
January 2012	Confab	Syndicated	350.0	January 2017(**)
April 2012	Maverick	Syndicated	350.0	April 2015 (**)
2012	Siderca	Bank loans	223.7	Mainly 2013
2012	Dalmine	Bank loans	162.7	Mainly 2013

(**) The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions on distributions, restrictions on investments, compliance with financial ratios (i.e., leverage ratio and interest coverage ratio) and restrictions on amendments or payments of subordinated indebtedness.

20           Borrowings (Cont.)

As of December 31, 2012, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2012 and 2011 (considering hedge accounting). The changes in interest rate are basically due to changes in floating interest rate and to the designation for hedge accounting of certain Argentine Peso-denominated debts.

	2012	2011
Total borrowings	2.60%	3.84%

Breakdown of long-term borrowings by currency and rate is as follows:

Non current borrowings

		Year ended December 31,
Currency	Interest rates	2012	2011
USD	Variable	510,892	65,087
ARS	Fixed	13,491	-
MXN	Fixed	-	77,553
Others	Variable	1,206	480
Others	Fixed	6,818	6,655

Total non current borrowings		532,407	149,775

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2012	2011
USD	Variable	240,894	165,827
USD	Fixed	104,845	173
EURO	Variable	179,549	38,076
EURO	Fixed	65,107	814
MXN	Fixed	339,683	173,313
BRL	Fixed	-	49,171
ARS	Fixed	239,446	339,733
ARS	Variable	32,650	6,911
Others	Variable	227	2,561
Others	Fixed	9,384	4,522
Total current borrowings		1,211,785	781,101

21           Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	354,053	25,739	596,954	976,746
Translation differences	541	-	(239)	302
Increase due to business combinations	636	-	-	636
Charged directly to Other Comprehensive Income	-	-	618	618
Income statement credit	(19,746)	(10,470)	(46,202)	(76,418)
At December 31, 2012	335,484	15,269	551,131	901,884

21           Deferred income tax (Cont.)

	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	373,759	31,852	673,201	1,078,812
Translation differences	(31,095)	(2,055)	(3,567)	(36,717)
Charged directly to Other Comprehensive Income	-	-	234	234
Income statement charge / (credit)	11,389	(4,058)	(72,914)	(65,583)
At December 31, 2011	354,053	25,739	596,954	976,746

 (*) Includes the effect of currency translation on tax base explained in Note 8

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(70,388)	(171,465)	(35,196)	(105,912)	(382,961)
Translation differences	2,301	647	-	(199)	2,749
Increase due to business combinations	(45)	(189)	-	-	(234)

Income statement charge / (credit)	11,726	(12,553)	12,055	2,370	13,598
At December 31, 2012	(56,406)	(183,560)	(23,141)	(103,741)	(366,848)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(68,855)	(146,413)	(29,440)	(110,401)	(355,109)
Translation differences	5,299	454	(805)	3,555	8,503
Charged directly to Other Comprehensive Income	-	-	-	1,246	1,246
Income statement credit	(6,832)	(25,506)	(4,951)	(312)	(37,601)
At December 31, 2011	(70,388)	(171,465)	(35,196)	(105,912)	(382,961)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2012	2011
Deferred tax assets to be recovered after 12 months	(111,616)	(135,918)
Deferred tax liabilities to be recovered after 12 months	889,543	913,867

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

	Year ended December 31,
	2012	2011
Deferred tax assets	(214,199)	(234,760)
Deferred tax liabilities	749,235	828,545
	535,036	593,785

21           Deferred income tax (Cont.)

The movement on the net deferred income tax liability account is as follows:

	Year ended December 31,
	2012	2011
At the beginning of the year	593,785	723,703
Translation differences	3,051	(28,214)
Charged directly to Other Comprehensive Income	618	1,480
Income statement credit	(95,066)	(98,399)
Deferred employees' statutory profit sharing charge	32,246	(4,785)
Increase due to business combinations	402	-
At the end of the year	535,036	593,785

22           Other liabilities

(i)           Other liabilities – Non current

	Year ended December 31,
	2012	2011

Employees' severance indemnity	44,040	44,598
Pension Benefits	49,221	43,621
Employee Retention and long incentive program	68,771	50,260
Taxes Payable	2,065	4,307
Derivative Financial Instruments	-	13,738
Miscellaneous	61,301	77,129
	225,398	233,653

Employees' severance indemnity

The amounts recognized in the statement of financial position are as follows:

	Year ended December 31,
	2012	2011
Values at the beginning of the period	44,598	46,459
Current service cost	1,123	810
Interest cost	1,487	1,676
Actuarial gains and losses	3,054	937
Translation differences	213	(1,203)
Used	(5,825)	(4,399)
Increase due to business combinations	1,189	-
Other	(1,799)	318
At the end of the year	44,040	44,598

The amounts recognized in the income statement are as follows:	Year ended December 31,
	2012	2011
Expenses for defined contribution plans	10,885	11,500
Current service cost	1,123	810
Interest cost	1,487	1,676
Actuarial losses	3,054	937
Total included in Labor costs	16,549	14,923

22           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont.)

The principal actuarial assumptions used were as follows:	Year ended December 31,
	2012	2011
Discount rate	3% - 6%	4% - 7%
Rate of compensation increase	3% - 5%	3% - 5%

Pension benefits

▪	Unfunded

The amounts recognized in the statement of financial position for the current annual period and previous four annual periods are determined as follows:

	Year ended December 31,
	2012	2011	2010	2009	2008
Present value of unfunded obligations	68,870	63,133	52,917	44,261	40,339
Unrecognized actuarial losses	(21,613)	(20,611)	(15,643)	(11,235)	(14,580)
Liability	47,257	42,522	37,274	33,026	25,759
Actuarial losses / (gains)	2,194	6,011	5,141	(2,482)	2,104

The amounts recognized in the income statement are as follows:	Year ended December 31,
	2012	2011
Current service cost	2,043	2,062
Interest cost	4,132	3,518
Net actuarial losses recognized in the year	924	959
Total included in Labor costs	7,099	6,539

Movement in the present value of unfunded obligation:	Year ended December 31,
	2012	2011
At the beginning of the year	63,133	52,917
Translation differences	(62)	(210)
Transfers, reclassifications and new participants of the plan	884	969
Total expenses	6,175	5,580
Actuarial losses	2,194	6,011
Benefits paid	(3,517)	(1,871)
Other	63	(263)
At the end of the year	68,870	63,133

The principal actuarial assumptions used were as follows:	Year ended December 31,
	2012	2011
Discount rate	4% - 7%	5% - 7%
Rate of compensation increase	2% - 3%	2% - 3%

22           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont.)

Pension benefits (Cont.)

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and previous four annual periods are as follows:

	Year ended December 31,
	2012	2011	2010	2009	2008
Present value of funded obligations	187,772	172,116	162,740	144,005	117,463
Unrecognized actuarial losses	(47,502)	(38,754)	(20,425)	(10,053)	(4,581)
Fair value of plan assets	(140,550)	(134,581)	(134,346)	(120,505)	(99,511)
(Assets) / Liability (*)	(280)	(1,219)	7,969	13,447	13,371
Actuarial losses / (gains) - Liability	14,902	11,315	11,142	11,827	(11,787)
Actuarial (gains) / losses - Assets	(2,908)	8,813	(366)	(7,694)	18,820

(*) In 2012 and 2011, $2.2 million and $2.3 million corresponding to an overfunded plan were reclassified within other non-current assets, respectively.

The amounts recognized in the income statement are as follows:	Year ended December 31,
	2012	2011
Current service cost	2,584	2,556
Interest cost	7,921	8,285
Net actuarial losses recognized in the year	3,194	1,599
Expected return on plan assets	(8,318)	(8,679)
Total included in Labor costs	5,381	3,761

Movement in the present value of funded obligations:	Year ended December 31,
	2012	2011
At the beginning of the year	172,116	162,740
Translation differences	(62)	(2,888)
Total expenses	10,505	10,841
Actuarial losses	14,902	11,315
Benefits paid	(9,636)	(10,077)
Other	(53)	185
At the end of the year	187,772	172,116

Movement in the fair value of plan assets:	Year ended December 31,
	2012	2011
At the beginning of the year	(134,581)	(134,346)
Translation differences	1,588	2,617
Expected return on plan assets	(8,318)	(8,679)
Actuarial (gains) / losses	(2,908)	8,813
Contributions paid	(5,972)	(13,108)
Benefits paid	9,636	10,077
Other	5	45
At the end of the year	(140,550)	(134,581)

22           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont.)

Pension benefits (Cont.)

▪	Funded (Cont.)

The major categories of plan assets as a percentage of total plan assets are as follows:

	At December, 31
	2012	2011
Equity instruments	40.0%	55.5%
Debt instruments	43.0%	40.4%
Others	17.0%	4.1%

The principal actuarial assumptions used were as follows:

Year ended December 31,
	2012	2011
Discount rate	4% - 5%	5% - 6%
Rate of compensation increase	3% - 4%	3% - 4%
Expected rates of return of plan assets	4% - 6%	3% - 7%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

The employer contributions expected to be paid for the year 2013 amounts approximately to $5.9 million.

(ii)           Other liabilities – current

	Year ended December 31,
	2012	2011
Payroll and social security payable	261,223	225,823
Liabilities with related parties	4,023	745
Derivative financial instruments	14,031	32,011
Miscellaneous	39,551	46,635
	318,828	305,214

23           Non-current allowances and provisions

 (i)           Deducted from non current receivables
	Year ended December 31,
	2012	2011
Values at the beginning of the year	(3,445)	(3,806)
Translation differences	450	276
Reversals	-	3

Used	-	82
At December 31,	(2,995)	(3,445)

23           Non-current allowances and provisions (Cont.)

(ii)           Liabilities

	Year ended December 31,
	2012	2011
Values at the beginning of the year	72,975	83,922
Translation differences	(4,427)	(7,480)
Additional provisions	10,871	10,402
Reclassifications	-	(274)
Used	(12,234)	(13,595)
At December 31,	67,185	72,975

24                 Current allowances and provisions

(i)           Deducted from assets

Year ended December 31, 2012	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(25,949)	(5,680)	(152,737)
Translation differences	(65)	359	985
Additional allowances	(3,840)	(5,936)	(49,907)
Increase due to business combinations	(269)	-	(604)
Used	980	741	17,095
At December 31, 2012	(29,143)	(10,516)	(185,168)

Year ended December 31, 2011	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(20,828)	(6,574)	(151,439)
Translation differences	142	305	3,969
Additional allowances	(7,749)	(694)	(11,067)

Used	2,486	1,283	5,800
At December 31, 2011	(25,949)	(5,680)	(152,737)

(ii)           Liabilities
Year ended December 31, 2012	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	11,286	22,319	33,605
Translation differences	(82)	245	163
Additional allowances / (reversals)	16,619	(6,995)	9,624
Reclassifications	344	(354)	(10)
Used	(14,055)	(2,369)	(16,424)
At December 31, 2012	14,112	12,846	26,958

Year ended December 31, 2011	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	6,182	18,919	25,101
Translation differences	(534)	(493)	(1,027)
Additional allowances	10,915	15,941	26,856
Reclassifications	2,463	(2,038)	425
Used	(7,740)	(10,010)	(17,750)
At December 31, 2011	11,286	22,319	33,605

25           Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilities at the reporting date, in accordance with IAS 39, are:

	Year ended December 31,
	2012	2011

Foreign exchange derivatives contracts	17,852	5,238
Embedded Canadian dollar forward purchases	-	1,144
Contracts with positive fair values	17,852	6,382

Foreign exchange derivatives contracts	(14,031)	(45,040)
Embedded Canadian dollar forward purchases	-	(709)
Contracts with negative fair values	(14,031)	(45,749)
Total	3,821	(39,367)

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives, including embedded derivatives and those derivatives that were designated for hedge accounting as of December 2012 and 2011, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2012	2011	2012	2011
ARS	USD	2013	1,301	(842)	(4,043)	(8,067)
USD	BRL	2013	824	3,260	(818)	-
EUR	BRL	2013	1,272	161	2,913	(144)
USD	KWD	2013	(151)	12	(125)	-
USD	CAD	2013	(105)	(749)	-	-
EUR	USD	2013	1,201	(625)	-	-
MXN	USD	2013	1,324	(41,163)	(563)	-
USD	COP	2013	(847)	77	-	-
Others			(998)	67	(224)	-
Subtotal			3,821	(39,802)	(2,860)	(8,211)
CAD	USD (Embedded derivative)	2012	-	435	-	-
Total			3,821	(39,367)	(2,860)	(8,211)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-10	Movements 2011	Equity Reserve Dec-11	Movements 2012	Equity Reserve Dec-12
Foreign Exchange	(3,562)	(4,649)	(8,211)	5,351	(2,860)
Interest Rate	(5,367)	5,367	-	-	-
Total Cash flow Hedge	(8,929)	718	(8,211)	5,351	(2,860)

Tenaris estimates that the cash flow hedge reserve at December 31, 2012 will be recycled to the Consolidated Income Statement during 2013.

26           Contingencies, commitments and restrictions on the distribution of profits

Contingencies

Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 23 and 24) that would be material to Tenaris’s Consolidated Financial Position, results of operations and cash flows.

a)	Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of approximately Argentinean pesos (“ARS”) 116.7 million (approximately $23.8 million) at December 31, 2012, in taxes and penalties. Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

b)	Collection of Court Judgment in Brazil

In August 2012, Confab Industrial S.A., a Tenaris subsidiary organized in Brazil (“Confab”) collected from the Brazilian government an amount, net of attorney fees and other related expenses, of approximately Brazilian reais (“BRL”) 99.8 million (approximately $49.2 million), recorded in other operating income. The income tax effect on this gain amounted to approximately $17.1 million. This payment was ordered by a final court judgment that represents Confab’s right to interest and monetary adjustment over a tax benefit that had been paid to Confab in 1991 and determined the amount of such right. While certain extraordinary appeals from the Brazilian government seeking to reverse the court judgment are still pending, Tenaris believes that the likelihood of a reversal is remote.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

▪
A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. The Tenaris company had negotiated a one-year extension to the original contract, through December 2012. This contract has expired on December 31, 2012. A new three-month contract through March 2013 was renegociated and therefore as of December 31, 2012 no significant commitment arises.

▪
A Tenaris company has renegotiated  its previous ten year steel bars purchase contract with Rio Tinto Fer et Titane (ex- QIT), under which the Tenaris company had originally committed to purchase steel bars, with deliveries starting in July 2007. The amended contract gives either party the right to terminate the agreement upon a 2 year-written notice.  As of December 31, 2012 no significant commitment arises.

▪
A Tenaris company entered  into a contract with Siderar, a subsidiary of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $79.9 million.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2012, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2012	22,411,870
Total equity in accordance with Luxembourg law	24,320,194

26           Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends (Cont.)

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2012, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2012, distributable amount under Luxembourg law totals $23.0 billion, as detailed below.

(all amounts in thousands of U.S. dollars)

Retained earnings at December 31, 2011 under Luxembourg law	23,024,194
Other income and expenses for the year ended December 31, 2012	(163,720)
Dividends paid	(448,604)
Retained earnings at December 31, 2012 under Luxembourg law	22,411,870
Share premium	609,733
Distributable amount at December 31, 2012 under Luxembourg law	23,021,603

27           Business combinations and other acquisitions

Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”)

On January 16, 2012, Tenaris’s Brazilian subsidiary, Confab acquired 25 million ordinary shares of Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. The price paid for each ordinary share was BRL36, representing a total cost to Confab of $504.6 million. Confab financed the acquisition through an unsecured 5-year term loan in the principal amount of $350 million and cash on hand.

This acquisition is part of a larger transaction pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’s existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Ternium, its subsidiaries and Confab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and Caixa dos Empregados da Usiminas (“CEU”), an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

As of the date of issuance of these Consolidated Financial Statements, the Company has completed its purchase price allocation procedures and determined a goodwill included within the investment balance of $142.7 million.

An impairment test over the investment in Usiminas was performed as of December 31, 2012, and subsequently the goodwill of such investment was written down by $73.7 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand have been suffering downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in the forecast of long term iron ore prices that affected cash flow expectations.

To determine the recoverable value, the value in use was used, which was calculated as the present value of the expected cash flows, considering the expected prices for the years covered by the projection. As of December 31, 2012 the discount rate used to test the investment in Usiminas for impairment was 9.6%.

27           Business combinations and other acquisitions (Cont.)

Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) (Cont.)

In 2012, the Company’s investment in Usiminas, contributed a total loss of $93.2 million mainly as a result of the above mentioned impairment of goodwill, a $11.4 million amortization of the difference between the fair value and book value of fixed assets and a $8.1 million loss from net losses in the year. In addition, the Company recognized other negative adjustments in connection with its investment in Usiminas for a total amount of $63.5 million. These negative adjustments, which are recorded as other comprehensive loss, are mainly attributable to a currency translation adjustment generated by the investment in Usiminas being maintained in BRL and are calculated as provided by IAS 21. As a result of these losses and the dividend received of approximately $1.0 million, the Company’s participation in Usiminas as of December 31, 2012 amounted to $346.9 million.

On February 18,  2013,  Usiminas published its annual accounts as of and for the year ended December 31, 2012, which state that revenues, post-tax losses from continuing operations and net assets amounted to $6.502 million, $319 million and $8.127 million, respectively.

Tenaris Brazilian subsidiary was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against this subsidiary and various subsidiaries of Ternium. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or 28.8 Brazilian reais (BRL), and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas' control group, and Confab would have a 17.9% share in the offer.

Tenaris believes that CSN's allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil's securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement. Accordingly, no provision was recorded in these Consolidated Financial Statements.

Confab delisting

Following a proposal by shareholders representing 32.6% of the shares held by the public in its controlled Brazilian subsidiary Confab, on March 22, 2012, Tenaris launched a delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab for a price in cash of BRL 5.85 per ordinary or preferred share, subject to adjustments as described in the offer documents. The shareholders parties to the proposal had agreed to the offer price and had committed to tender their shares into the offer.

On April 23, 2012, at the auction for the offer, a total of 216,269,261 Confab shares were tendered. As a result, Tenaris attained the requisite threshold to delist Confab from the São Paulo Stock Exchange. The final cash price paid in the auction was BRL 5.90 per ordinary or preferred share (or approximately $3.14 per ordinary or preferred share). Subsequent to the auction, on April 23, 2012, Tenaris acquired 6,070,270 additional Confab shares in the market at the same price. Upon settlement of the offer and these subsequent purchases on April 26, 2012, Tenaris held in the aggregate approximately 95.9% of Confab.

Tenaris later acquired additional shares representing approximately 2.3% of Confab at the same price paid in the auction of the offer and on June 6, 2012, Confab exercised its right to redeem the remaining shares at the same price paid to the tendering shareholders (adjusted by Brazil’s SELIC rate). Confab became a wholly-owned subsidiary of Tenaris.

Tenaris’s total investment in Confab shares pursuant to these transactions amounted to approximately $758.5 million.

Business combinations

In August 2012, Tenaris acquired 100% of the shares of Filettature attrezzature speciali tubolari S.R.L. (“Fast”), for a purchase price of $21.4 million. Net equity acquired amounts to $19.9 million (mainly cash and cash equivalents for $14.9 million and fixed assets for $6.3 million).

27           Business combinations and other acquisitions (Cont.)

Business combinations (Cont.)

 In October 2011, Tenaris acquired Pipe Coaters Nigeria Ltd (Pipe Coaters), through the payment of a price of $11.3 million. Tenaris holds 40% of the shares and got the control. Net assets acquired amount to $24.7 million.

 Had both transaction been consummated on January 1, 2012 and January 1, 2011, respectively, then Tenaris’s unaudited pro forma net sales and net income from continuing operations would not have changed materially.

Non-controlling interests

During the years ended December 31, 2011 and 2010 additional shares of certain Tenaris subsidiaries were acquired from non-controlling shareholders for approximately $16.6 million and $3.0 million, respectively.

28           Cash flow disclosures

		Year ended December 31,
(i)	Changes in working capital	2012	2011	2010
	Inventories	(174,670)	(335,337)	(773,325)
	Receivables and prepayments	(26,285)	122,419	(51,449)
	Trade receivables	(166,985)	(456,874)	(111,340)
	Other liabilities	6,202	(30,058)	22,781
	Customer advances	78,446	(16,168)	(25,056)
	Trade payables	(19,720)	66,378	261,807
		(303,012)	(649,640)	(676,582)

(ii)	Income tax accruals less payments
	Tax accrued	541,558	475,370	395,507
	Taxes paid	(702,509)	(354,466)	(420,954)
		(160,951)	120,904	(25,447)

(iii)	Interest accruals less payments, net
	Interest accrued	22,048	21,567	31,248
	Interest received	41,996	38,399	44,269
	Interest paid	(89,349)	(84,846)	(57,817)
		(25,305)	(24,880)	17,700

(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	828,458	823,743	843,861
	Bank overdrafts	(55,802)	(8,711)	(23,696)
		772,656	815,032	820,165

 As of December 31, 2012, 2011 and 2010, the components of the line item “other, including currency translation adjustment” are immaterial to net cash provided by operating activities.

 29           Related party transactions

As of December 31, 2012:

▪
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

At December 31, 2012, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $23.55 per ADS, giving Tenaris’s ownership stake a market value of approximately $541.0 million. At December 31, 2012, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $611.8 million. See Section II.B.2.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not Associated and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)
(i)	Transactions	Year ended December 31,
		2012	2011	2010
	(a) Sales of goods and services
	Sales of goods to associated parties	43,501	39,476	38,442
	Sales of goods to other related parties	77,828	106,781	104,036
	Sales of services to associated parties	14,583	14,732	12,073
	Sales of services to other related parties	4,000	4,740	4,063
		139,912	165,729	158,614

	(b) Purchases of goods and services
	Purchases of goods to associated parties	444,742	170,675	169,506
	Purchases of goods to other related parties	19,745	22,134	30,671
	Purchases of services to associated parties	112,870	88,707	63,043
	Purchases of services to other related parties	87,510	113,764	132,614
		664,867	395,280	395,834

	(all amounts in thousands of U.S. dollars)
(ii)	Year-end balances	At December, 31
		2012	2011
	(a) Arising from sales / purchases of goods / services
	Receivables from associated parties	64,125	40,305
	Receivables from other related parties	20,389	11,352
	Payables to associated parties	(86,379)	(38,129)
	Payables to other related parties	(14,123)	(6,983)
		(15,988)	6,546

	(b) Financial debt
	Borrowings from associated parties	(3,909)	(8,650)
	Borrowings from other related parties	(2,212)	(1,851)
		(6,121)	(10,501)

Directors’ and senior management compensation

During the years ended December 31, 2012, 2011 and 2010, the cash compensation of Directors and Senior managers amounted to $24.1 million, $25.7 million and $18.6 million respectively. In addition, Directors and Senior managers received 542, 555 and 485 thousand units for a total amount of $5.2 million, $4.9 million and $4.1 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (4).

30           Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2012.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2012	2011	2010
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries (a)	Brazil	Manufacturing of welded steel pipes and capital goods	100%	41%	41%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (b)	USA	Manufacturing and marketing of premium connections	100%	100%	100%
INVERSIONES BERNA S.A.	Chile	Financial Company	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	77%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT S.A.	Argentina	Manufacturing of welded and seamless steel pipes	100%	82%	82%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (c)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Trading and holding Company	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (PANAMA) S.A. - Suc. Colombia	Colombia	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NIGERIA LIMITED	Nigeria	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NORWAY A.S.	Norway	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (d)	Uruguay	Marketing and distribution of steel products and holding company	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.à r.l.	Luxembourg	Holding Company	100%	100%	100%
TENARIS INVESTMENTS S.à r.l., Zug Branch	Switzerland	Financial services	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries (except detailed)	Switzerland	Holding Company	100%	100%	100%
TUBOS DE ACERO DE MEXICO S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TUBOS DEL CARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	100%

(*) All percentages rounded.
(a) For 2011 and 2010, Tenaris holds 99% of the voting shares of Confab Industrial S.A.
(b) Tenaris holds 100% of Hydril’s subsidiaries except for Technical Drilling & Production Services Nigeria Ltd. where it holds 60%.
(c) Tenaris holds 100% of Siderca’s subsidiaries, except for Scrapservice S.A. where it holds 75%.
(d) Tenaris holds 95% of Tenaris Supply Chain S.A, 95% of Tenaris Saudi Arabia Limited 60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters.

31         Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and, Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies").

In July 2009, President Chávez issued Decree 6796, which ordered the acquisition of the Venezuelan Companies' assets and provided that Tavsa's assets would be held by the Ministry of Energy and Oil, while Matesi and Comsigua's assets would be held by the Ministry of Basic Industries and Mining. Decree 6796 also required the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties failed to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry would assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch would be required to order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities thereunder are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa.

In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. In June 2011, President Chávez issued Decree 8280, which orders the expropriation of Matesi’s assets as may be required for the implementation of a state-owned project for the production, sale and distribution of briquettes, and further instructs to commence negotiations and take any actions required for the acquisition of such assets.

Tenaris’s investments in the Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgium-Luxembourg Economic Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has also consented to the jurisdiction of the ICSID in connection with the nationalization process.

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (Talta), initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes (ICSID) in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. This case was registered by the ICSID on September 30, 2011.

In July 2012, Tenaris and Talta initiated separate arbitration proceedings against Venezuela before the ICSID, seeking adequate and effective compensation for the expropriation of their respective investments in Tavsa and Comsigua. This case was registered by the ICSID on August 27, 2012.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

31           Nationalization of Venezuelan Subsidiaries (Cont.)

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2012 for a total amount of approximately $28 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

32           Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2012	2011	2010
Audit Fees	5,446	5,398	4,291
Audit-Related Fees	335	99	77
Tax Fees	137	151	161
All Other Fees	32	4	88
Total	5,950	5,652	4,617

33           Subsequent event

Annual Dividend Proposal

On February 21, 2013 the Company’s board of directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 2, 2013, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $507.6 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153.5 million, paid on November 22, 2012. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354.2 million will be paid on May 23, 2013, with an ex-dividend date of May 20, 2013. These Consolidated Financial Statements do not reflect this dividend payable.

Ricardo Soler
Chief Financial Officer

Item 19. Tenaris S.A. Annual Accounts (Luxembourg GAAP)

As at December 31, 2012

Audit report

To the Shareholders of
Tenaris S.A.

Report on the annual accounts

We have audited the accompanying annual accounts of Tenaris S.A., which comprise the balance sheet as at December 31, 2012, the profit and loss account for the year then ended, and a summary of significant accounting policies and other explanatory information.

Board of Directors’ responsibility for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of these annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

Responsibility of the “Réviseur d’entreprises agréé”

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the judgment of the “Réviseur d’entreprises agréé”, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the “Réviseur d’entreprises agréé” considers internal control relevant to the entity’s preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers, Société coopérative, 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F: +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

Opinion

In our opinion, these annual accounts give a true and fair view of the financial position of Tenaris S.A. as of December 31, 2012, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts.

Report on other legal and regulatory requirements

The management report, including the corporate governance statement, which is the responsibility of the Board of Directors, is consistent with the annual accounts and includes the information required by the law with respect to the corporate governance statement.

PricewaterhouseCoopers, Société coopérative	Luxembourg, March 27, 2013
Represented by

Fabrice Goffin

PricewaterhouseCoopers, Société coopérative, 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F: +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

Tenaris S.A.
Balance Sheet
(expressed in United States Dollars)

			2012	2011
		Note(s)	USD	USD
	ASSETS
C.	Fixed assets
III.	Financial fixed assets
1.	Shares in affiliated undertakings	4	24,346,876,393	24,954,298,976
			24,346,876,393	24,954,298,976
D.	Current assets
II.	Debtors
2.	Amounts owed by affiliated undertakings becoming due and payable after less than one year	11	2,797,315	2,411,657
4.	Other debtors becoming due and payable after less than one year		27,500	29,045
IV.	Cash at bank and cash in hand		504,986	24,831
			3,329,801	2,465,533
	Total assets		24,350,206,194	24,956,764,509

	LIABILITIES
A.	Capital and reserves
I.	Subscribed capital	5	1,180,536,830	1,180,536,830
II.	Share premium	5&7	609,732,757	609,732,757
IV.	Reserves
1.	Legal reserve	5&6	118,053,683	118,053,683
V.	Profit brought forward		22,729,060,527	16,384,035,353
VI.	(Loss) Profit for the financial year		(163,720,365)	6,793,629,170
VII.	Interim dividend	5&8	(153,469,789)	(153,469,789)
			24,320,193,643	24,932,518,004
D.	Non-subordinated debts
6.	Amounts owed to affiliated undertakings
	a) becoming due and payable after less than one year	10&11	12,292,822	10,406,201
	b) becoming due and payable after more than one year	10&11	16,008,192	11,979,710
9.	Other creditors becoming due and payable after less than one year	10	1,711,537	1,860,594
			30,012,551	24,246,505
	Total liabilities		24,350,206,194	24,956,764,509

The accompanying notes are an integral part of these annual accounts.

Tenaris S.A.
Profit and loss account
(expressed in United States Dollars)

			2012	2011
		Note	USD	USD
A.	CHARGES
3.	Staff costs		-	25,830
5.	Other operating charges	12	34,413,375	34,788,280
6.	Value adjustments and fair value adjustments on financial fixed assets	4	157,657,389	-
8.	Interest payable and similar charges
	a) concerning affiliated undertakings		757,215	440,413
	b) other interest payable and similar charges		33	-
10.	Tax on profit or loss	9	2,221	2,038
12.	Profit for the financial year		-	6,793,629,170
	Total charges		192,830,233	6,828,885,731

B.	INCOME
6.	Income from financial fixed assets
	a) derived from affiliated undertakings	13	29,000,000	-
	b) gain from the transfer of shares in affiliated undertakings		-	6,828,757,092
7.	Income from financial current assets
	b) other income		109,868	128,639
10.	Loss for the financial year		163,720,365	-
	Total income		192,830,233	6,828,885,731

The accompanying notes are an integral part of these annual accounts.

Tenaris S.A.
Notes to audited annual accounts

Note 1 – General information

Tenaris S.A. (the “Company” or “Tenaris”) was established on December 17, 2001 under the name of Tenaris Holding S.A. as a public limited liability company under Luxembourg’s 1929 holding company regime (societé anonyme holding). On June 26, 2002, the Company changed its name to Tenaris S.A. On January 1, 2011, the Company became an ordinary public limited liability company (Société Anonyme).

Tenaris’s object is to invest mainly in companies that manufacture and market steel tubes and other related businesses.

Tenaris prepares and publishes consolidated financial statements which include further information on Tenaris and its subsidiaries. The financial statements are available at the registered office of the Company, 29, Avenue de la Porte-Neuve –L-2227-3rd Floor, Luxembourg.

Note 2 – Presentation of the comparative financial data

The comparative figures for the financial year ended December 31, 2011 relating to items of balance sheet, profit and loss and the notes to the accounts have been reclassified to ensure comparability with the figures for the financial year ended December 31, 2012.

Note 3 – Summary of significant accounting policies

3.1         Basis of presentation

These annual accounts have been prepared in accordance with Luxembourg legal and regulatory requirements under the historical cost convention.

3.2	Foreign currency translation

Current and non-current assets and liabilities denominated in currencies other than the United States Dollar (“USD”) are translated into USD at the rate of exchange at the balance sheet date. The resulting gains or losses are reflected in the Profit and loss account for the financial year. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction.

3.3	Financial fixed assets

Shares in affiliated undertakings are stated at purchase price, adding to the price paid the expenses incidental thereto.

Whenever necessary, the Company conducts impairment tests on its fixed assets in accordance with Luxembourg regulations.
In case of other than a temporary decline in respect of the fixed assets value, its carrying value will be reduced to recognize this decline. If there is a change in the reasons for which the value adjustments were made, these adjustments could be reversed, if appropriate.

3.4	Debtors

Amounts owed by affiliated undertakings are stated at amortized cost. Other receivables are valued at nominal value.

3.5	Cash at bank and cash in hand

Cash at bank and cash in hand mainly comprise cash at bank and liquidity funds. Assets recorded in cash at bank and cash in hand are carried at fair market value or at historical cost which approximates fair market value.

Tenaris S.A.
Notes to audited annual accounts

Note 3 – Summary of significant accounting policies (Cont.)

3.6	Non-subordinated debts

Non-subordinated debts are stated at amortized cost. Other creditors are valued at nominal value.

Note 4 – Financial fixed assets

Shares in affiliated undertakings

Movements of investments in affiliated undertakings during the financial year are as follows:

Company	Country	% of ownership	Book value at 12.31.2011	Decreases	Book value at 12.31.2012	Equity at 12.31.2012	Profit for the financial year ended on 12.31.2012
			USD
Tenaris Investments S.à r.l. (*)	Luxembourg	100.0%	24,954,298,976	(607,422,583)	24,346,876,393	25,302,266,525	619,510,037
Shares in affiliated undertakings			24,954,298,976	(607,422,583)	24,346,876,393	25,302,266,525	619,510,037

(*) Tenaris holds directly or indirectly through its wholly-owned subsidiary Tenaris Investments S.à r.l the 100% shares of: Confab Industrial S.A., Hydril Company, Inversiones Berna S.A., Inversiones Lucerna S.A., Maverick Tube Corporation, Siderca S.A.I.C., Talta - Trading e Marketing, Sociedade Unipessoal Lda.,Tenaris Investments Limited, Tenaris Investments Switzerland AG, Tenaris Solutions AG, Texas Pipe Threaders Co. and Tubos de Acero de México S.A.. Additionally, Tenaris holds through its wholly-owned subsidiary Tenaris Investments S.à r.l the 11.5% of Ternium S.A.

On December 7, 2010, Tenaris entered into a master credit agreement with Tenaris Investments pursuant to which, upon request from Tenaris, Tenaris Investments may, but shall not be required to, from time to time make loans to Tenaris. Any loan under the master credit agreement may be repaid or prepaid from time to time through a reduction of the capital of Tenaris Investments by an amount equivalent to the amount of the loan then outstanding (including accrued interest). As a result of reductions in the capital of Tenaris Investments made during the financial year ended December 31, 2012, in connection with cancellations of loans to Tenaris, the value of the participation of Tenaris in Tenaris Investments decreased by USD 449.8 million.

The Company has reviewed the carrying value of its investment, and as a consequence an impairment test over the underlying investment in Usiminas (one of the investments held indirectly through Tenaris Investments      S.à r.l.) was performed as of December 31, 2012, and subsequently the value of such investment was written down by USD157.7 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand have been suffering downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in the forecast of long term iron ore prices that affected cash flow expectations.

Tenaris S.A.
Notes to audited annual accounts

Note 5 – Capital and reserves

Item	Subscribed capital	Share premium	Legal reserve	Retained earnings	Interim dividend	Capital and reserves
	USD
Balance at the beginning of the financial year	1,180,536,830	609,732,757	118,053,683	23,024,194,734	-	24,932,518,004
Loss for the financial year	-	-	-	(163,720,365)	-	(163,720,365)
Dividend paid (1)	-	-	-	(295,134,207)	-	(295,134,207)
Interim dividend (2)	-	-	-	-	(153,469,789)	(153,469,789)
Balance at the end of the financial year	1,180,536,830	609,732,757	118,053,683	22,565,340,162	(153,469,789)	24,320,193,643

(1)	As approved by the ordinary shareholders’ meeting held on May 2, 2012.
(2)	As approved by the board of directors’ meeting held on November 7, 2012.

The authorized capital of the Company amounts to USD 2.5 billion. The total authorized share capital of the Company is represented by 2,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2012 was 1,180,536,830 shares with a par value of USD 1 per share.

The board of directors is authorized until May 12, 2017, to increase the issued share capital, through issues of shares within the limits of the authorized capital.

Note 6 – Legal reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial year to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve has reached 10% of the issued share capital. The Company’s reserve has already reached this 10%. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution to the shareholders.

Note 7 – Distributable amounts

Dividends may be paid by Tenaris upon the ordinary shareholders’ meeting approval to the extent distributable retained earnings exist.

At December 31, 2012, profit brought forward after deduction of the loss and the interim dividend for the financial year of Tenaris under Luxembourg law totaled approximately USD 22.6 billion.

The share premium amounting to USD 0.6 billion can also be reimbursed.

Note 8 – Interim dividend paid

In November 2012, the Company paid an interim dividend of USD 153.5 million based on the board of director’s decision of November 7, 2012 and in compliance with the conditions set out in the “Amended law of August 10, 1915 on commercial companies” regarding the payment of interim dividends.

Note 9 – Taxes

For the financial year ended December 31, 2012 the Company did not realize any profits subject to tax in Luxembourg and will therefore be only subject to the minimum income tax applicable to a Soparfi (société de participations financières). The Company is also liable to the minimum Net Wealth Tax.

Tenaris S.A.
Notes to audited annual accounts

Note 10 – Non-subordinated debt

	After less than one year	After more than one year and within five years	Total at December 31, 2012	Total at December 31, 2011
	USD
Amounts owed to affiliated undertakings	12,292,822	16,008,192	28,301,014	22,385,911
Board of director's accrued fees	960,000	-	960,000	960,000
Other creditors	751,537	-	751,537	900,594
Total	14,004,359	16,008,192	30,012,551	24,246,505

Note 11 – Balances with affiliated undertakings

	2012	2011
	USD	USD

Assets
Debtors
- becoming due and payable after less than one year
Tenaris Solutions A.G.	2,797,315	2,401,421
Others	-	10,236
	2,797,315	2,411,657

Liabilities
Non-subordinated debts
- becoming due and payable after less than one year
Siderca S.A.I.C.	7,001,107	7,726,436
Dalmine S.p.A.	4,025,240	1,809,597
Others	1,266,475	870,168
	12,292,822	10,406,201
- becoming due and payable after more than one year
Siderca S.A.I.C.	10,542,917	8,980,610
Siat S.A.	1,570,495	1,353,218
Tenaris Solutions A.G.	3,894,780	1,645,882
	16,008,192	11,979,710

Note 12 – Other operating charges

	2012	2011
	USD	USD
Services and fees	32,436,419	33,556,724
Board of director's accrued fees	960,000	960,000
Others	1,016,956	271,556
	34,413,375	34,788,280

Note 13 – Income from financial fixed assets derived from affiliated undertakings

In November 2012, Tenaris S.A. received a dividend from Tenaris Investments S.à r.l amounting to USD 29.0 million.

Tenaris S.A.
Notes to audited annual accounts
Note 14 – Parent Company

As of December 31, 2012:

●
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45%  of the Company’s capital and voting rights.

●
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.ar.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

●	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

●	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’ directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

Note 15 – Subsequent event

Annual Dividend Proposal

On February 21, 2013 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on May 2, 2013, the payment of an annual dividend of USD 0.43 per share (USD 0.86 per ADS) or approximately USD 507.6 million, which includes the interim dividend of USD 0.13 per share (USD 0.26 per ADS), or approximately USD 153.5 million, paid on November 22, 2012. If the annual dividend is approved by the shareholders, a dividend of USD 0.30 per share (USD 0.60 per ADS), or approximately USD 354.2 million will be paid on May 23, 2013, with an ex-dividend date of May 20, 2013. These annual accounts do not reflect this dividend payable.

/s/ Ricardo Soler Ricardo Soler Chief Financial Officer

INVESTOR INFORMATION

Investor Relations Director
Giovanni Sardagna

Luxembourg Office

29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(352) 26 47 89 78 tel
(352) 26 47 89 79 fax

Phones
USA 1 888 300 5432
Argentina (54) 11 4018 2928
Italy (39) 02 4384 7654
Mexico (52) 55 5282 9929

Phones
USA 1 888 300 5432
Argentina (54) 11 4018 2928	General Inquiries
Italy (39) 02 4384 7654	investors@tenaris.com
Mexico (52) 55 5282 9929

Stock Information
New York Stock Exchange (TS)
Mercato Telematico Azionario (TEN)
Mercado de Valores de Buenos Aires (TS)
Bolsa Mexicana de Valores, S.A. de C.V. (TS)

ADS Depositary Bank
Deutsche Bank
CUSIP No. 88031M019

Internet
www.tenaris.com